Exhibit 99.1

tex
Textainer
Group Holdings Limited and Subsidiaries
Annual Report
2016

FINANCIAL HIGHLIGHTS

(All figures in millions of U.S. dollars except for per share data and percentage calculations)

	2016	2015	2014
Consolidated Operating Results
Total revenue (a)	$498.2	$544.3	$565.0
Income from operations	$28.2	$211.8	$272.7
(Loss) income before income tax and noncontrolling interests	$(59.4)	$120.7	$178.2
Net (loss) income attributable to TGH Limited common shareholders	$(50.7)	$108.4	$190.6
Basic (loss) net income per share	$(0.89)	$1.90	$3.36
Diluted (loss) net income per share	$(0.89)	$1.90	$3.34
Dividend per share	$0.51	$1.65	$1.88
Return on average shareholders’ equity	-4.3%	9.1%	16.7%
Return on average assets	-4.7%	2.5%	4.6%
Leverage ratio (b)	256%	237%	238%

Consolidated Financial Position
Total assets	$4,296.0	$4,365.3	$4,334.7
Long-term debt (including current portion)	$3,038.3	$3,003.6	$2,974.3
Total shareholders’ equity (exclude noncontrolling interest)	$1,127.7	$1,201.6	$1,190.0
Total shareholders’ equity per share	$19.86	$21.26	$20.93

Notes:

(a)	Does not include leasing revenue for containers managed but not owned by Textainer.
(b)	Equity includes noncontrolling interest.
(c)	Leasing revenue and net operating income includes all managed containers, including containers not owned by Textainer.

To Our Shareholders:

Since 1979 Textainer has been leasing containers to shipping lines throughout the world. Container leasing is a cyclical business and over that time we have successfully navigated both strong and weak markets. 2016 proved to be perhaps the most challenging year in our experience with historically low new and used container prices and rental rates. The August insolvency of Hanjin Shipping Co., the largest shipping line bankruptcy in history, had a material negative effect on what was already a difficult year. However, it also served as a catalyst for change and ushered in improved market conditions that we expect to continue into 2017.

2016 started off weakly with muted global trade growth and limited container demand. New container prices and lease rates reached historic lows over the course of the year. Used container prices were similarly low, resulting in impairments of containers put to sale and reducing the proceeds we ultimately received from those sales. Following the Hanjin bankruptcy, the market improved dramatically. New and used container prices, lease-out demand and new and depot container lease rates all rose significantly. These trends continue to benefit us as we recover and re-lease Hanjin containers and should help mitigate the large “held-for-sale” impairment charges we took in 2016. Notwithstanding these positive trends, we recognize that continued operational discipline is necessary for us to return to the level of financial performance that Textainer shareholders have historically enjoyed.

Year in Review

We were cautious at the start of the year given the weak projections for global economic growth and lack of a typical pre-Lunar New Year increased demand. The market remained weak during the first quarter. Utilization declined to its low point for the year of 94.0% in March. New container prices declined to approximately $1,250 for a 20’ standard container in April. This historically low price level was due to both low commodity prices, specifically iron ore and steel, and container manufacturers’ willingness to sell containers at a loss to maintain their market share. Rental rates also fell to record low levels. Demand picked up significantly in May and remained strong throughout the summer. As we entered the third quarter, new container prices increased modestly to around $1,450 in the wake of increasing steel prices. Used container prices continued declining throughout the summer reaching their low point for the year in August.

The Hanjin bankruptcy and its aftermath defined the second half of the year. Hanjin filed for bankruptcy protection in South Korea on August 31, 2016. At the time of its bankruptcy, Hanjin was the world’s 7th largest shipping line. Textainer had approximately 114,000 containers on lease to Hanjin, representing 6.4% of our total fleet, on both operating and finance leases. Hanjin was by far the largest shipping line ever to file for bankruptcy. The impact from its disorderly ceasing of operations reverberated throughout the shipping industry. Although Hanjin’s bankruptcy imposed significant costs on many participants in the container shipping industry, including Textainer, it also had a silver lining.

Hanjin’s 1 million TEU were largely unavailable as these containers were tied up in the company’s slow unwinding. Other shipping lines sought to capitalize on the void left by Hanjin’s cancelled sailings. As a result, demand for containers at the end of the third quarter and beginning of the fourth quarter was stronger than in previous years. New container prices increased by approximately $600, or more than 40%, from September to December. Container price increases gained momentum as steel prices increased 80% from the beginning of the year and manufacturers focused on returning to profitability. Used container prices also increased approximately 25% during the fourth quarter.

TEXTAINER GROUP HOLDINGS LIMITED 2016 ANNUAL REPORT | 1

TO OUR SHAREHOLDERS (continued)

Perhaps most importantly, new container rental rates more than doubled. New container rental rates are correlated to new container prices and interest rates. In the first half of 2016, the combination of falling container prices, continued low interest rates and weak demand led to significant declines in both new and depot container rental rates. These decreases exceeded the percentage decline in new container pricing, compressing the yield earned on investments made on new containers. Following the Hanjin bankruptcy, increased demand coupled with a spike in new container prices and limited supply resulted in rental rates for new and depot containers returning to levels not experienced in several years.

We are pleased to say that as of the end of February 2017, we had recovered or were in the process of recovering 80% of the containers leased to Hanjin. We were also actively negotiating the release of another 13% of our Hanjin containers although we do not know whether all these negotiations will be successful. The remaining 7% of Hanjin containers are being recovered in small batches. We have also already leased out about one third of these recovered containers at attractive rates. We expect ultimately to recover at least 90% of these containers. We have $80 million of insurance for customer defaults and we expect it will cover the great majority of losses from any unrecovered containers, lost revenue and recovery and repair costs.

As a result of the declines in used container prices experienced in 2015 and most of 2016, at the start of the third quarter of 2016 we changed our depreciation policy, decreasing the residual value for 20’ standard, 40’ standard, 40’ high cube and 40’ open top containers from $1,050, $1,300, $1,450 and $2,000 to $950, $1,150, $1,300 and $1,700, respectively. We also increased the useful lives for 40’ standard containers from 13 to 14 years and increased the useful lives of certain specialized containers by one year. These changes resulted in a $25.1 million increase in depreciation expense for the year. We expect quarterly depreciation will increase by $10 million in 2017 due to these changes.

We also recognized significant asset impairments in 2016. Impairments arise when containers are off-hired and identified for sale. If the sales price in the location of the container is less than the book value of the container, we write down the value of the container to the local sales price. Should sales prices decline again before we sell the container, we further write down its value. We then record a gain if we sell the container above its written down value. These asset impairments totaled $66.5 million for the year. We saw reduced impairments in the fourth quarter compared to the previous quarters of 2016 as used container prices increased and a smaller quantity of containers were put to disposal. We expect asset impairments to continue to decrease in 2017.

We sold approximately 187,000 in-fleet and trading containers in 2016, the highest quantity of containers we have ever sold in one year. While the prices were well below the levels seen during the previous five years, they were in line when compared to the low new container prices that prevailed during the first half of the year. Fortunately, used prices have started increasing along with the recovery in new container prices. We invested $480 million to purchase more than 286,000 TEU of new and purchase-leaseback containers in 2016, 87% of which was for our own fleet. A large percentage of our purchases were made when prices were at or near the historical low levels seen last year. At year-end, our fleet totaled 3.21 million TEU. We own 81% of our fleet.

Utilization remained high, decreasing 0.4 percentage points from 94.6% at the beginning of the year to 94.2% at the end of the year, after adjusting for Hanjin. Utilization has subsequently increased and currently is 94.9%.

We continue to invest in tank containers via our joint venture with Trifleet, one of the leading tank lessors. Trifleet has proven to be an excellent partner with a similar operating and growth strategy as Textainer. We look forward to building on our excellent relationship.

TEXTAINER GROUP HOLDINGS LIMITED 2016 ANNUAL REPORT | 2

TO OUR SHAREHOLDERS (continued)

Our adjusted net loss for the year was $56.1 million, or $0.99 per diluted common share, a 150.9% decrease from the prior year. If container impairments, bad debt expense and recovery costs, net of accrued insurance proceeds related to Hanjin, and the settlement of Haikou Nanqing Container’s 2015 bankruptcy insurance claim, are excluded, adjusted net income would have decreased 110.0% to $11.5 million. This adjusted net loss was largely due to declines in rental rates, utilization and gains on sales and an increase in impairments for containers identified for sale, interest rates and storage costs, partially offset by an increase in the size of our owned fleet.

We continue to maintain a strong balance sheet. Our debt-to-equity ratio at 2.6:1 remains the lowest among all our publicly listed peers.

Outlook

As discussed above, the second half of 2016 saw the emergence of many positive trends that are continuing in 2017. Higher new and used container prices, limited new container production, solid demand and higher rental rates are all helping us quickly re-activate containers recovered from Hanjin, maintain depot inventory at low levels and obtain better rental rates on new leases and lease renewals.

Total new dry container output in 2016 was approximately 1.8 million TEU, a significant decline from the approximately 2.7 million TEU produced in 2015 and 3.2 million TEU in 2014. We estimate leasing companies purchased 70% of these containers. Typically, 1.5 million TEU of old containers are disposed each year. Low container production coupled with continued container disposals kept the worldwide container fleet almost static in 2016. The factory inventory of new containers also steadily declined in 2016 and currently stands at about 400,000 TEU, less than half of normal inventory levels for this time of year. This is further evidence that our industry does not over-order containers when market conditions do not support new investment.

New container prices are currently above $2,000, or about $800 higher than the lowest level seen in 2016. All manufacturers in China are required to switch to waterborne paint in April 2017, which is expected to increase production costs $100 to $150 per TEU and result in supply disruptions. Prices for iron ore and steel remain well off the lows seen in 2016 and container manufacturers seem determined not to produce containers at a loss.

We expect the container shipping industry to perform better in 2017 than it did last year. Container trade growth of 2%-4% is projected for 2017 which is low on an historical basis, but higher than the 1%-2% growth experienced during 2016. Shipping lines continue to face problems of vessel overcapacity which, although likely to remain for at least the next two years, are not as severe as in recent years given the low vessel order book and high level of scrapping. Planned new ship deliveries are being delayed and the idle fleet remains high at around 1.4 million TEU. Vessel scrapping reached a record 650,000 TEU during 2016 and is expected to be even higher in 2017. Average freight rates increased more than 20% over the course of last year and Drewry, the maritime and research consulting firm, is projecting 2017 freight rates to increase an additional 20%-40%. Shipping line consolidation and the growth of three major alliances is expected to result in more freight rate stability. These factors should increase the profitability and creditworthiness of our customers.

If new container prices maintain their current levels, we expect used container prices to continue to improve, particularly in high demand locations. Rental rates for both new and used containers have more than doubled and are at levels we have not seen in several years. Rental rates have risen much faster than new container prices, demonstrating that margins have improved. Increased new and used container prices and rental rates, low new and depot container inventory levels, and stronger customers are all positive signs for 2017.

TEXTAINER GROUP HOLDINGS LIMITED 2016 ANNUAL REPORT | 3

TO OUR SHAREHOLDERS (continued)

Whether these positive trends continue will depend on many factors including the continued growth of international trade, the avoidance of trade disputes, the on-going strength of container demand, the quantity of new containers purchased by shipping lines and lessors, and the extent to which shipping lines rely on leasing as opposed to buying. Furthermore, the impact of new container rental rates will only be felt over time as our fleet reprices and we put new containers on lease.

As noted at the beginning of this letter, our industry is and always has been cyclical. We have been in business for 37 years and have successfully managed through many ups and downs. 2016 was the most challenging year we have faced and one that made us especially appreciative of the support and dedication of our shareholders, customers, suppliers and employees. We thank you for your continued trust in in Textainer.

Hyman Shwiel	Philip K. Brewer
CHAIRMAN OF THE BOARD	PRESIDENT AND CHIEF EXECUTIVE OFFICER

This Annual Report contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding our belief that the improved market conditions that were ushered in as a result of the August insolvency of Hanjin Shipping Co. will continue into 2017; our belief that new and used container prices, lease-out demand and new and depot container lease rates, which rose significantly in 2016, will continue to benefit us as we recover and re-lease Hanjin containers and should help mitigate the large “held-for-sale” impairment charges we took in 2016; our belief that we will recover at least 90% of our containers from Hanjin; our belief that our insurance coverage will cover the great majority of Hanjin’s losses from any unrecovered containers, lost revenue and recovery and repair costs; our expectation that our quarterly depreciation will increase by $10 million in 2017 due to changes in residual values and useful lives of our containers; our expectation that asset impairments will continue to decrease in 2017; our expectation that the requirement for all manufacturers in China to switch to waterborne paint in April 2017 will increase production costs $100 to $150 per TEU and result in supply disruptions; our expectation that the container shipping industry will perform better in 2017 than it did last year; our belief that container trade growth will be 2%-4% in 2017; our belief that the problems of vessel overcapacity faced by shipping lines will likely remain for at least the next two years; our expectation that vessel scrapping, which reached a record 650,000 TEU during 2016, will be even higher in 2017; our belief that 2017 freight rates will increase an additional 20-40%; our expectation that shipping line consolidation and the growth of three major alliance will result in more freight rate stability; our belief that factors such as higher vessel scrapping and increased freight rates should increase the profitability and creditworthiness of our customers; our belief that if new container prices maintain their current levels, used container prices will continue to improve, particularly in high demand locations; our belief that increased new and used container prices and rental rates, low new and depot inventory levels, and stronger customers are all positive signs for 2017; our belief that whether positive market trends will continue will depend on many factors including the continued growth of international trade, the avoidance of trade disputes, the on-going strength of container demand, the quantity of new containers purchased by shipping lines and lessors, and the extent to which shipping lines rely on leasing as opposed to buying; and our belief that new container rental rates will only be felt over time as our fleet reprices and we put new containers on lease. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of such risks and uncertainties, see Item 3, “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this Annual Report may change subsequent to the release of this Annual Report, Textainer is under no obligation to modify or update any or all the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

This Annual Report contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

TEXTAINER GROUP HOLDINGS LIMITED 2016 ANNUAL REPORT | 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number 001-33725

Textainer Group Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(Address of principal executive offices)

Michael J. Harvey

Textainer Group Holdings Limited

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

mjh@textainer.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

56,787,119 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns approximately 48.0% of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information – Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that the consolidation trend in our industry will continue and will likely offer us growth opportunities; (ii) our belief that the ongoing downturn in the world’s major economies and the constraints in the credit markets may result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers; (iii) our belief that many of our customers will renew leases for containers that are less than sale age at the expiration of their leases; (iv) our expectation that containers under our current term leases will be re-priced downward due to the current low level of new container rental rates; (v) our belief that improved performance depends largely on an increase in demand, container prices, interest rates and/or freight rates; (vi) our belief that with steel prices 80 percent higher than they were one year ago, which combined with the switch to waterborne paint, should help support new container prices at their current level above $2,000; (vii) our belief that if the credit markets tighten, borrowing costs will increase and the debt markets will become more selective, which we believe we would benefit from relative to our smaller competitors and more highly levered competitors; (viii) our expectation that 2017 results will continue to be negatively affected by the costs of recovering Hanjin containers, impairments of containers put to disposal and increased depreciation expense due to the recent changes to the depreciation policy; (ix) our belief that maturing leases that are extended will continue to be repriced at lower rental rates; (x) our belief that our industry has passed the bottom of its cycle and is showing strong signs of recovery; and (xi) our expectation that the combined factors discussed above will lead to accounting losses over the near term.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F.

We believe that it is important to communicate our future expectations to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information – Risk Factors,” as well as any cautionary language in this Annual Report on Form 20-F, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information – Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Annual Report on Form 20-F as a result of new information, future events or developments, except as required by federal securities laws. You should read this Annual Report on Form 20-F and the documents that we reference and have filed as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Annual Report on Form 20-F are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2016, 2015 and 2014 and under the heading “Balance Sheet Data” as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2013 and 2012 and under the heading “Balance Sheet Data” as of December 31, 2014, 2013 and 2012 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” have not been audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2016	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$459,588	$512,544	$506,538	$470,332	$385,875
Management fees	13,420	15,610	17,408	19,921	26,169
Trading container sales proceeds	15,628	12,670	27,989	12,980	42,099
Gains on sale of containers, net	9,553	3,454	13,070	27,340	30,631

Total revenues	498,189	544,278	565,005	530,573	484,774

Operating expenses:
Direct container expense	62,596	47,342	47,446	43,062	25,173
Cost of trading containers sold	15,904	12,475	27,465	11,910	36,810
Depreciation expense	236,144	191,930	164,209	140,414	100,920
Container impairment	94,623	35,345	13,108	8,891	—
Amortization expense	5,053	4,741	4,010	4,226	5,020
General and administrative expense	26,311	27,645	25,778	24,922	23,015
Short-term incentive compensation expense	2,242	913	4,075	1,779	5,310
Long-term incentive compensation expense	5,987	7,040	6,639	4,961	6,950
Bad debt expense (recovery), net	21,166	5,028	(474)	8,084	1,525

Total operating expenses	470,026	332,459	292,256	248,249	204,723

Income from operations	28,163	211,819	272,749	282,324	280,051

	Fiscal Years Ended December 31,
	2016	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(Dollars in thousands, except per share data)
Other (expense) income:
Interest expense	(85,215)	(76,521)	(85,931)	(85,174)	(72,886)
Interest income	408	125	119	122	146
Realized losses on interest rate swaps, collars and caps, net	(8,928)	(12,823)	(10,293)	(8,409)	(10,163)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	6,210	(1,947)	1,512	8,656	5,527
Bargain purchase gain	—	—	—	—	9,441
Other, net	(8)	26	23	(45)	44

Net other expense	(87,533)	(91,140)	(94,570)	(84,850)	(67,891)

(Loss) income before income tax and noncontrolling interest	(59,370)	120,679	178,179	197,474	212,160
Income tax benefit (expense)	3,447	(6,695)	18,068	(6,831)	(5,493)

Net income	(55,923)	113,984	196,247	190,643	206,667
Less: Net loss (income) attributable to the noncontrolling interests	5,261	(5,576)	(5,692)	(6,565)	1,887

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,662)	$108,408	$190,555	$184,078	$208,554

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.89)	$1.90	$3.36	$3.27	$4.07
Diluted	$(0.89)	$1.90	$3.34	$3.24	$3.99
Weighted average shares outstanding (in thousands):
Basic	56,608	56,953	56,719	56,317	51,277
Diluted	56,608	57,093	57,079	56,862	52,231
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$0.51	$1.65	$1.88	$1.85	$1.63
Purchase of containers and fixed assets	$505,528	$533,306	$818,451	$765,418	$1,087,489
Utilization rate (2)	94.70%	96.80%	96.10%	94.90%	97.40%
Total fleet in TEU (as of the end of the period)	3,142,556	3,147,690	3,233,364	3,040,454	2,775,034
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$84,045	$115,594	$107,067	$120,223	$100,127
Containers, net	3,720,334	3,696,311	3,635,314	3,244,956	2,928,885
Net investment in direct financing and sales-type leases (current and long-term)	237,234	331,792	361,010	266,540	199,650
Total assets	4,295,979	4,365,312	4,334,748	3,879,193	3,447,148
Long-term debt (including current portion)	3,038,297	3,003,648	2,974,311	2,641,250	2,237,795
Total liabilities	3,109,241	3,099,427	3,084,946	2,737,455	2,406,040
Total Textainer Group Holdings Limited shareholders’ equity	1,127,747	1,201,633	1,189,982	1,094,067	1,002,478
Noncontrolling interest	58,991	64,252	59,820	47,671	38,630

(1)

Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases. See Note 2 “Immaterial Correction of Errors in Prior

Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.
(2)	We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Annual Report on Form 20-F, including our financial statements and the related notes thereto, before you decide to buy, hold or sell our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Related to Our Business and Industry

The demand and pricing for leased containers depends on many factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers, selling used containers and sourcing capital required to purchase new and used containers depends, in part, upon the continued demand to lease new and used and purchase used containers.

Demand for leased containers depends largely on the rate of growth of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies can and have resulted in a reduction in the rate of growth of world trade and demand by container shipping lines for leased containers. Thus, a decrease in world trade can and has adversely affected our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and can have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, profitability, competitive pressures and consolidation in the container shipping and container leasing industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing for us and for our competitors and customers;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased in the current year and prior years by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	port congestion and the efficient movement of containers as affected by labor disputes, work stoppages, increased vessel size, shipping line alliances or other factors that reduce or increase the speed at which containers are handled;

•	consolidation, withdrawal or insolvency of individual container shipping lines;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. In addition, many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate and/or per diems could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business, results of operations and financial condition.

The bankruptcy of Hanjin Shipping Co. in August 2016 has substantially impacted us.

On August 31, 2016 Hanjin’s filed for bankruptcy protection in South Korea. In the following months its services ceased operation. The insolvency of Hanjin severely disrupted container trade and the container shipping industry. At the time of the insolvency, containers leased to Hanjin with ownership interests attributable to Textainer represented approximately 4.8% of our total owned and managed fleet in TEU. We have incurred substantial costs from the Hanjin insolvency, arising from container recovery expenses, unpaid current and future rental income from Hanjin, container repair expenses, container repositioning expenses, re-leasing expenses and the loss of unreturned containers. Additionally, containers formerly leased to Hanjin may be re-leased at substantially lower lease rates. On February 16, 2017 we disclosed that 80% of the containers formerly leased to Hanjin have been either turned in to us or approved for return. We also disclosed that a further 13% of the containers are under active recovery discussions. It may be uneconomic or impossible to recover containers under recovery discussions and we may not recover a meaningful number of the containers not currently accounted for. We maintain insurance that covers certain costs and losses from customer defaults. Our policy provides for $80 million of coverage after a $5 million deductible is met. However the policy contains various exclusions and limitations and there can be no assurance that our full insurance claim will be paid or if paid in full the insurance will be sufficient to cover our losses related to Hanjin. At the time of its insolvency Hanjin was the 7th largest container shipping line in the world and the bankruptcy of Hanjin has substantially impacted us, including as follows:

•	A material portion of the losses we reported for 2016 are attributable to Hanjin’s default and the expenses caused by the default, expenses related to the default will continue in 2017;

•	As a result of the Hanjin default, ongoing lower container lease rates and lower used container sales process, our cash flow was substantially reduced in the second half of 2016 and this impacted our ability to comply with financial covenants in certain debt facilities; we have obtained waivers and amendments from lenders to address these issues but future continued compliance with financial covenants may be difficult and our ability to borrow additional funds for container investment may be limited;

•

We have established an insurance receivable in anticipation of the receipt of insurance proceeds to cover certain Hanjin related losses; however there can be no assurance that the insurers will pay our claim in full or without dispute and there can be no assurance on the timing of any payment received; additionally our insurance may be insufficient to cover the Hanjin related losses;

•	Customer default insurance may not be available in the future to us or may not be affordable; we renewed our insurance for 2017 after the Hanjin default; however the policy and coverage terms are not as favorable as before and the premium has substantially increased; and

•	The Hanjin bankruptcy may lead to further consolidation in the shipping line industry, increasing our reliance on a limited number of customers; as a result of the Hanjin default shippers have heightened concern about the shipping line that carries their cargo and this may impact the container shipping industry in ways we are unable to anticipate and which may adversely impact us.

Global economic weakness has and may continue to materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

While domestic and global economic growth resumed following the global financial crisis in 2008 and 2009, the continued sustainability of the US and international recovery is uncertain. Any slowdown or reversal of the relatively slow and modest US and global economic recoveries and trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

•	Containerized cargo volume growth – A contraction or further slowdown in containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•	Credit availability and access to equity markets – Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted. Additionally, in recent years the returns provided from lease transactions have been lower due to increased competition in part caused by increased debt financing access for the container leasing industry. Lower container returns coupled with the impact of Hanjin’s bankruptcy in August 2016 and lower residual values have impacted our ability to meet the financial covenants on our lending facilities, have required covenant amendments and may limit our ability to access funds for investment in additional new containers.

Lease and/or utilization rates may decrease, which could adversely affect our business, results of operations and financial condition.

We compete mostly on the pricing and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of, and demand for, containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates and the availability of financing for leasing companies and shipping lines;

•	assumptions regarding residual value and future lease pricing;

•	the type and age of the container;

•	the location of the container being leased;

•	the quantity of containers available for lease by our competitors; and

•	lease rates offered by our competitors.

Most of these factors are beyond our control. In particular the price of steel declined materially in 2015 and continued to decline in the beginning of 2016 was a significant factor in the decline in new container prices and lease rates. New container prices and lease rates declined further in this period and reached historically low levels, but during the second half of 2016 steel prices, container prices and lease rates all increased materially. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing companies and tax-driven container investors. In 2012 and continuing in 2013 and 2014, container leasing companies, including us, raised substantial amounts of new funds in the debt and equity markets and were able to repeatedly refinance existing debt on ever more favorable terms. This increased availability and reduced cost of debt, which given a limited demand for containers, contributed to downward pressure on lease rates. The impact on us of this recent decline in lease rates has been more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the period from 2010 to 2012 that were initially leased at historically high rates on leases that matured during this period of low lease rates. If future market lease rates again decrease or return to historically low levels, revenues generated by our fleet will be adversely affected, which will harm our business, results of operations, cash flows and financial condition.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful lives in marine service or when we believe it maximizes the projected financial return, considering the location, sale price, cost of repair, possible repositioning expenses, earnings prospects and remaining useful life. The realized residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control. Additionally, if shipping lines or our leasing company competitors determine to sell their used containers at a younger age than we believe to be the useful life of our equipment, our containers may be more difficult to sell or may sell for less than containers that were more recently manufactured.

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers fluctuate and may be significant if we sell large quantities of used containers. In 2016 we incurred approximately $67 million of container impairments due to the fact that when we determined to dispose of containers their book value exceeded the fair market value. Low disposal prices and the high volume of containers being disposed of can cause this elevated level of container impairments to continue. Continued low disposal prices and/or disposal volumes could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

In addition to disposing of our fleet’s used containers at the end of their useful life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. Shipping lines either enter into trading deals with us at the time they are ready to dispose of older containers or enter into purchase leaseback transactions with us where they sell us older containers and then lease them back until the shipping line is ready to dispose of the containers. We face resale price risk with both transactions since by the time the container is provided to us from the shipping line the prevailing prices for older containers may have declined from the value we assumed at the time of purchase.

If the supply of trading equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, our equipment trading revenues and our profitability could be negatively impacted. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for trading equipment were higher or if prices decline over the life of our purchase leaseback transactions, then our gross margins from trading and the sale of containers acquired through purchase leaseback transactions will decline or become negative. Low resale prices coupled with the higher prices paid for purchase leaseback transactions completed several years ago have caused some purchase leaseback transactions to be unprofitable.

Resumed reductions in the prices of new containers would harm our business, results of operations and financial condition.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices ranging between approximately $1,185 and $2,710 during this time. Our average new container cost per CEU decreased 7.2% during 2016 from 2015 and new container prices continued to decline in the first half of 2016 to historically low levels. Container prices have substantially increased since then, but if new container prices return to very low levels, the lease rates of older, off-lease containers will also decrease and the prices obtained for containers sold at the end of their useful lives will also decrease. Since the beginning of 2013 until the second half of 2016 we saw new container pricing and the sale prices of our containers sold at the end of their useful lives decline. Low new container prices cause low market lease rates and low resale values for containers, which have and may in the future adversely affect our business, results of operations and financial condition, even if low new container prices allow us to purchase new containers at a lower cost.

Lessee defaults have and may continue to harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection, insurance and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and to indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

We experienced several lessee defaults in 2016, including the default of Hanjin discussed above, which severely negatively impacted our financial performance and we believe that there is the continued risk of lessee defaults in 2017. During the last several years shipping lines have made a number of efforts to raise freight rates on the major trade lanes, however rate increases have generally not been sustainable for long periods of time. Excess vessel capacity due to new ship production, including the production of very large ships, and the re-activation of previously laid up vessels will continue to be a factor in 2017. Additionally many ships formerly employed by Hanjin are currently idle and further increase the oversupply of vessels. Major shipping lines reported poor financial performance in 2016 and reliable information about the financial position and resources of shipping lines can be difficult to obtain. While containerized trade grew very slightly in 2016, it was not sufficient to fully utilize the increased vessel capacity. Existing excess vessel capacity and continued new vessel deliveries, especially the delivery of very large vessels, are expected to continue to pressure freight rates for some time. As a result we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be recovered in locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. In recovery actions we must locate the containers and often need to pay accrued storage and handling charges to depots and terminals, which may include debts incurred by the defaulting shipping line. We also may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. These recovery, repair and repositioning costs generally are reflected in our financial statements under direct container expense. Accordingly, the amount of our bad debt expense may not capture the total adverse financial impact on us from a shipping line’s default. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. In 2015 we filed a significant insurance claim for one of the lessee defaults we experienced and we will file another significant insurance claim as a result of the Hanjin bankruptcy. As a result of these insurance claims, potential future insurance claims or changes in the perceived risk of providing default insurance, default insurance might not be available to us in the future on commercially reasonable terms or at all. When we renewed our default insurance following the Hanjin bankruptcy, the policy premium was significantly increased and the policy terms and coverage were reduced. In any insurance claim our insurers may not agree with our determination that we have suffered an insured loss or our calculation of the amount of the insured loss. Any such future defaults could harm our business, results of operations and financial condition.

Historically we have recovered a very high percentage of the containers from defaulted lessees. However in the last four years we encountered defaults from several smaller lessees and lessees in locations where recoveries did not track to our historical experience and significant losses were incurred. These losses were due to a number of containers being unrecoverable as the containers were not in the control of the lessee or the containers were detained by depots or terminals that demanded storage charges in excess of the value of the detained containers after accounting for repair and repositioning costs. If a material amount of future recoveries from defaulted lessees continue to deviate from our historical recovery experience, our financial performance and cash flow could be severely adversely affected.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen, terminals, and transporters do come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We face risks associated with re-leasing containers after their initial long term lease.

We estimate the useful lives of our non-refrigerated containers other than open-top and flat-rack containers to be 13 to 14 years, open-top and flat-rack containers to be 14 to 16 years, refrigerated containers to be 12 years and tank containers to be 20 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of three to five years at a lease rate that is correlated to the price paid for the container and prevailing interest rates. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. For leases that are currently expiring we might be re-leasing the containers at lower lease per diems as prevailing container lease rates have declined from the lease rates available three to five years ago when these containers were initially leased. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a similar lease rate from the re-leasing of containers when their initial term leases expire which could materially adversely impact our results and financial performance.

We derive a substantial portion of our lease billings from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of lease billings and cash flow from a limited number of container lessees. Lease billings from our 20 largest container lessees represented $424.0 million or 78.9% of the total fleet billings during 2016, with lease billings from our single largest container lessee accounting for $82.5 million, or 15.4% of container lease billings during such fiscal year. Due to the ongoing consolidation in the shipping line industry, our 20 largest container lessees are becoming an increasing percentage of our total revenue, with correspondingly increased concentration of credit risk. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition. Our experience with the Hanjin bankruptcy that commenced on August 31, 2016 is an example of the occurrence of these materially adverse events.

The introduction of very large container ships (13,000 TEU+) on the major trade lanes may lead to further industry consolidation and shipping line alliance participation, and even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. In recent years two major German shipping lines have each acquired different South American shipping lines, a French shipping line acquired a Singaporean shipping line, two large Chinese shipping lines merged, three Japanese shipping lines have announced plans to merge, a German shipping line merged with a Middle Eastern shipping line and a Danish shipping line acquired a German shipping line. Additionally, Hanjin declared bankruptcy in August 2016, further reducing the number of large shipping lines. Historically, shipping lines have also formed a number of alliances to share vessel space and the creation of new alliances and changes in the membership of each alliance is ongoing. Consolidation of major container shipping lines and growth of alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. If shipping line alliances are effective at making shipping lines more efficient, this could reduce the demand for containers. The growth of alliances may add pressure to those shipping lines that do not join an alliance as they may find it more difficult to cost effectively serve shippers needs and/or shippers may choose to only ship cargo with alliances due to solvency concerns or otherwise. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any material increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, changing trade patterns, increased fuel costs, increased labor costs, or for any other reason, we may have to seek alternative sources of supply and we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Three major manufacturers have approximately 80% of that industry’s market share. This market structure and the commodity inputs used in manufacturing have led to significant variability in container prices. If an increased cost of purchasing containers is not matched by a corresponding increase in lease rates, our business, results of operations and financial condition would be harmed.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand and when lessees default and we recover containers, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Additionally, our customer default insurance that covers lessee insolvencies does not sufficiently insure us for container repositioning expense as insurance is only provided for the cost of returning a container to the nearest depot and not depots located in better leasing markets. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2016, we had outstanding indebtedness of $3,055.5 million (amount excludes unamortized discounts of $0.8 million) under our debt facilities. All of our outstanding indebtedness is secured debt collateralized by our container assets. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

The amount of our indebtedness, and the terms of the related indebtedness (including interest rates and covenants), could have important consequences for us, including the following:

•	require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, thereby reducing funds available for operations, investments, dividends, and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•	make it more difficult for us to satisfy our current or future debt obligations;

•	any failure to comply with our debt obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs and/or compete successfully in our industry. An uncured event of default in some or all of our debt facilities could cause some or all of our entities to be declared bankrupt or liquidated.

We will require a significant amount of cash to service and repay our outstanding indebtedness, fund future capital expenditures, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our business primarily generates cash from our container assets. Our lenders, rating agencies and the investors in our asset-backed debt securities look to the historical and anticipated performance of our container assets when deciding whether to lend to us and the terms for such lending. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all due to declining historical or anticipated financial performance of our assets or for other reasons.

The terms of our debt facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our secured debt facilities, revolving credit facilities, term loan and bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our common shares;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	incur liens;

•	sell certain assets or merge with or into other companies or acquire other companies;

•	enter into certain transactions with shareholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these financial covenants and restrictions, due to weaker financial performance, reduced asset values or otherwise could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets. As a result of the Hanjin bankruptcy, coupled with the lower container returns provided in recent years due to increased competition and lower realized used container prices, we have experienced difficulty in meeting certain of the financial covenants on our lending facilities. We have obtained various covenant amendments and waivers to address this situation. If needed in the future we may be unable to obtain covenant amendments and waivers from our lenders and some or all of our indebtedness could be in default. Additionally, covenant amendments and waivers may limit our ability to access additional funds for container investment.

If we are unable to enter into interest rate swaps, collars and caps on reasonable commercial terms or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facilities and intend to use borrowings under our revolving credit facilities and our secured debt facilities for such funding in the future. All of our outstanding debt, other than the $439.2 million in aggregate principal amount under TMCL III’s Series 2013-1 and Series 2014-1 Fixed Rate Asset Backed Notes are subject to variable interest rates. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate swaps, collars and caps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate swaps, collars and caps or if a counterparty under our interest rate swap, collar and cap agreements defaults, our exposure associated with our variable rate debt could increase.

A contraction or slowdown in containerized cargo growth or negative containerized cargo growth would lead to a surplus of containers and a lack of storage space, which could negatively impact us.

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we are currently experiencing limited depot capacity in certain major port cities, including Singapore, Hong Kong and Pusan. Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is coastal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This trend has already caused depot storage costs to increase and could further increase depots’ costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2016, we increased the percentage of containers in our fleet that we own from 80.1% at the beginning of the year to 81.0% at the end of the year and as of February 28, 2017 the owned percentage of our fleet is approximately 81.3%. The increased number of containers in our owned fleet increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales prices upon the disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

If we continue to increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. Additional borrowings may not be available under our revolving credit facilities or our secured debt facilities, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These factors, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. Additionally, if we believe new container prices are attractive, we may purchase more containers than we have immediate demand for if we expect container prices or lease rates may rise. If prices do not rise or new container demand weakens, we may be unable to lease this speculative inventory on attractive terms or at all. Declines in new container prices, lease rates, or the inability to lease new containers could harm our business, results of operations and financial condition.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production from 2012 through 2016, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations after a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

We face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. In recent years several container leasing companies have acquired other container lessors and we may face increased competition from these merged firms. Following the completion of each consolidation, the new entity may face further pressure for fleet growth and may compete even more aggressively, causing further declines in rental rates available from container leases. New entrants into the leasing business may be attracted by the historically high rate of containerized trade growth, access to the capital markets and low pricing for containers. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container owners from having other container fleets managed by competing leasing companies or from directly competing with us.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and need to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have generally reduced their purchases of new containers. In 2016 we believe that about 70% of all shipping containers were purchased by leasing companies. Although we believe that this percentage should somewhat rebalance itself we still expect leasing companies to represent more than 50% of all shipping containers purchased. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

Our results of operations are subject to changes resulting from the political and economic policies of the PRC and economic activity in the PRC.

A substantial portion of our containers are leased out from locations in the PRC. The main manufacturers of containers are also located in the PRC. The political and economic policies of the PRC and the level of economic activity in the PRC may have a significant impact on our company and our financial performance.

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC. Furthermore, the current high level of debt by some companies in China may lead to defaults which may not be supported by the Chinese government. In recent years the rate of economic growth in the PRC has declined significantly and is expected to decline further. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2016, approximately 26.2% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2016 are located in the PRC. A reduced rate of economic growth, changes to economic or trade policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us and even if legal judgments are obtained, collection may be difficult.

We currently purchase almost all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers are leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights that we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

In addition, as our containers are used in trade involving goods being shipped to locations throughout the world, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. Additionally, even if we are successful in obtaining judgments against defaulting lessees, these lessees may have limited owned assets and/or heavily encumbered assets and the collection and enforcement of a monetary judgment may be unsuccessful. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 64% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2016. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2016, 2015 and 2014, 36%, 27%, and 28%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income. While the prices of the used containers we trade or dispose are primarily quoted and billed in U.S. Dollars, declines in the currencies where these containers are sold relative to the U.S. Dollar can serve to reduce the market prices for used containers, which will decrease our net income. We do not engage in foreign currency hedging activities which might reduce the volatility associated with exchange rates.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business, results of operations and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the PRC and other Asian countries to the United States, Europe, Latin America or other regions and within Asia. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe Latin America and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. The current regime of relatively free trade may not continue.

The international nature of the container shipping industry exposes us to numerous risks.

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs, tariffs and taxes;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls and economic sanctions, including those of the U.S. Department of Commerce and the U.S. Treasury or other governments;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security or other governments;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

One or more of these factors or other related factors may impair our current or future international operations and, as a result, harm our business, results of operations and financial condition.

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial condition could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. In recent years we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. Any such interruptions could harm our business, results of operations and financial condition.

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death or personal injury, and materially impair the value of our refrigerated container fleet.

In past years, there have been a limited number of reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots primarily in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines. Several of these incidents resulted in personal injury or death, and in all cases, the counterfeit gas led to irreparable damage to the refrigeration machines.

Safer testing procedures have been developed and were implemented by refrigeration manufacturers and industry participants in order to determine whether counterfeit or improper gas has been used to service a refrigeration machine. However, there can be no assurance that these procedures will prove to be reliable and cost effective. If industry procedures and tests are not proven safe and effective or if the use of such counterfeit and improper refrigerant is more widespread than currently believed or other counterfeit refrigerant issues emerge in the future, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we might be subject to claims for damages by parties injured by contaminated refrigeration machinery operated by our lessees which may materially adversely affect us.

We face risks from our tank container management agreement with Trifleet Leasing (The Netherlands) B.V.

In June 2013 we announced that we had entered into a tank container management agreement with Trifleet Leasing (The Netherlands) B.V. (“Trifleet”). Under this agreement, we invest funds with Trifleet for the purchase and leasing of tank containers. Trifleet is our exclusive manager for investments in tank containers. Intermodal tank containers are used for the transport and storage of liquid foodstuffs, chemicals and gases. This is a specialized market subject to a number of regulations and strict operating procedures. As Trifleet is investing funds on our behalf in tank containers, our return on any investments under this management agreement are highly reliant on their skill and performance, as well as, the overall investment climate for tank containers. While we approve of the amounts committed under the management agreement, Trifleet selects the lessees, negotiates lease terms, determines equipment specifications, negotiates equipment orders and supervises production, and is responsible for all other management activities including customer billing, equipment return, re-leasing, maintenance and repairs. If Trifleet or the tank container market does not perform as we anticipate, we may not receive adequate returns on our investment and our results could be materially impacted. Additionally, given the nature of tank containers and their cargos, our ownership of tank containers could expose us to different and additional risks than we generally face as the owner and lessor of dry freight and refrigerated containers. While lessees, Trifleet and ourselves all maintain insurance, and lessees agree to accept liability for claims caused by the operation of tank containers, this may still be inadequate to shield us from costs and liability from any claims arising from tank containers that we own pursuant to the Trifleet management agreement.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as, the recovery cost or replacement value of most of our containers. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we could be classified in the future as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in the taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

In applying these tests, we are treated as owning or generating directly our pro rata share of the assets and income of any corporation in which we own at least 25% by value. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised.

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after our initial public offering (“IPO”) date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the U.S. Internal Revenue Service (“IRS”) may challenge our determination concerning our PFIC status.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Textainer Group Holdings Limited is a Bermuda company, and we believe that a significant portion of the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax, or in many other countries in which we conduct activities or in which our customers or containers are located. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the IRS will conclude that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax.

Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes now or in the future.

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have a firm, fixed price, indefinite quantity contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the USTranscom contract may not fully materialize. If we do not perform in accordance with the terms of the USTranscom contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than intended.

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the USTranscom contract;

•	reduce the scope and value of the USTranscom contract;

•	audit our performance under the USTranscom contract and our compliance with various regulations; and

•	change certain terms and conditions in the USTranscom contract.

In addition, the U.S. military may terminate the USTranscom contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the USTranscom contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were to be made against us.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs and we face risks from our two joint ventures.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd (“TW”), was formed between our wholly-owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp (“WFC”), a wholly-owned subsidiary of Wells Fargo and Company. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. As we do not own the majority of TW, we face risks associated with investing in an entity that we do not control and it is possible that the interests of the controlling stockholder could be different from our interests. Conflicts between us and the controlling stockholder of TW could result in litigation, an inability to operate TW, lost business opportunities for TW and us, and other problems that might have a material adverse impact on us as a whole.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”). TAP Funding owns a fleet of containers under our management. TAP Funding is governed by members and management agreements. TL has two voting rights and TAP Ltd. (“TAP”), the 49.9% shareholder, has one voting right in TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. While we own the majority of TAP Funding, we face risks associated with TAP Funding’s structure that requires both shareholders to agree on certain significant matters such as debt financing, mergers and liquidation. It is possible that the interests of the other shareholder could be different from our interests. Conflicts between us and the other shareholder of TAP Funding could result in litigation, an inability to finance and operate TAP Funding, and other problems that might have a material adverse impact on us as a whole.

Our senior executives are critical to the success of our business and any inability to retain them or recruit and successfully integrate new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with an average of 13 years of service with us. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruit new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have “at will” employment agreements with all of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) to identify the owner/operator and each container has a unique prefix and serial number, there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of containers.

We may incur costs associated with new cargo security regulations, which may adversely affect our business, results of operations and financial condition.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Environmental liability and regulations may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under or compliance with environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

Environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain chlorofluorocarbons (“CFCs”), the European Union (“EU”) has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted. It has been proposed that R134A usage in containers be banned beginning in 2025, although the final decision has not been made as of yet.

Container production also raises environmental concerns. The floors of dry freight containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry freight container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of certain refrigerated containers requires the use of a blowing agent that contains CFCs. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. EU regulations currently restrict the sale or use of refrigerated containers manufactured with the CFC containing blowing agent and strict enforcement of these regulations could impact our ability to lease or sell these refrigerated containers in EU countries. The container industry in China has always used solvent-based paint systems. New regulations in China for the container industry require solvent-based paint systems to be phased out, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the new regulations, new water borne paint systems have been developed and will be used by container manufacturers. This change was already implemented in all factories in Southern China as of July 2016. The remaining container factories in China will have to be compliant by April 1, 2017.

We are subject to certain U.S. laws that may impact our international operations and any investigation or determination that we violated these laws may affect our business and operations adversely.

As a Bermuda corporation that has an indirect wholly-owned U.S. subsidiary with operations in the U.S., our U.S. operations are subject to certain U.S. laws that may also impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective, and we may be subject to a significant loss in a successful litigation by a container investor.

We may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated.

We eliminated our dividend payment in fourth quarter of 2016. We may not be able to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) TL’s revolving credit facility or term loan, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends as permitted under our lending agreements.

We face risks from our share repurchase program

In 2015 we announced a share repurchase program to repurchase up to $100 million of our shares. Purchases under this program are at our discretion and we may not purchase all $100 million of shares under the program. This program may be reduced or terminated at any time by us. Using our available cash to purchase shares may reduce the amount available for dividend payments which could cause us to need to reduce the amount of our dividend or adopt a more flexible dividend policy. Share repurchases may also reduce our financial flexibility and limit our ability to reduce debt and may reduce our funds available for container investments. Using funds to repurchase shares could cause our debt to equity ratio to increase and may impair our ability to comply with the financial covenants in our debt agreements. Share repurchases may also reduce the number of shares available for other investors to purchase in the market which could add to share price volatility for our stock. We face these and other risks related to share repurchases. During 2015, the Company repurchased 630,000 shares at an average price of $14.52 for a total amount of $9,149. The Company did not repurchase any of its common shares during the year ended December 31, 2016.

The calculation of our income tax expense requires significant judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We account for income tax positions on uncertainties by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained and maintain reserves for income tax positions we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the significant judgment required in estimating those reserves, actual amounts paid, if any, could differ significantly from these estimates.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. Lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The guidance is effective for interim and annual periods beginning after December 15, 2018 and early application is permitted. Because this new guidance virtually eliminates for lessees the financial statement benefit of entering into operating leases, it could change the way we and our customers conduct our businesses.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet analysts’ earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	our share repurchase program, the execution of this program or changes in this program;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	impact of global financial crises or stock market disruptions.

Recently and in the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our common shares, which could cause a decline in the value of your investment in our common shares. In addition, the trading price of our common shares could decline for reasons unrelated to our business or financial results, including in reaction to events that affect other companies in our industry even if those events do not directly affect us. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our major shareholders, Halco Holdings Inc. (“Halco”), is a company owned by a trust of which Trencor and certain of its affiliates are discretionary beneficiaries, and Halco could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco currently owns approximately 48.0% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Two of our seven directors are also directors of Trencor and another one of our directors is a director of Halco. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Affiliates of Halco and Trencor may compete with us and compete with some of our customers.

Halco and Trencor, through their affiliates, are free to compete with us, and have engaged in the past and will likely continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an affiliate of Halco, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a majority of its containers, we expect that we will continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Two of our seven directors are also directors of Trencor and another one of our directors is a director of Halco. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us as well as Halco and Trencor, including matters arising under our agreements with Halco and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King III Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Halco and/or Trencor may seek to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Halco and/or Trencor and their affiliates and shareholders.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions or lending covenants. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares.

Our ability to issue securities in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements and Trencor’s results may differ from our results due to their use of different accounting standards.

Trencor, a South African company listed on the JSE Limited (the “JSE”), is a beneficiary under a trust which owns 100% of Halco, which currently has an interest in 48.0% of our issued and outstanding shares. Two of our seven directors are also directors of Trencor and another director is a director of Halco. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before Halco engages in transactions that would result in dilution of Halco’s share interest in us below certain thresholds, whether through Halco’s sale of its own shareholdings or through its approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Halco’s interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with Halco’s holding or sale of our common shares.

The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company. Additionally, Trencor reports its results under the IFRS accounting standards while we report under U.S. GAAP. This may cause Trencor’s reporting of our results to differ from what we report and may result in an inability to reconcile the results of both companies, market confusion and an inconsistent market reaction when both companies report results.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our direct and indirect subsidiaries, except Textainer Equipment Management (U.S.) Limited and Textainer Equipment Management (U.S.) II LLC, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are a foreign private issuer and, as a result, under New York Stock Exchange (“NYSE”) rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•	the audit committee satisfy NYSE standards for director independence (although we must still comply with independence standards pursuant to Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended);

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;

•	we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we establish corporate governance guidelines and a code of business conduct;

•	our shareholders approve any equity compensation plans; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. Additionally, we have a company code of conduct, corporate governance guidelines, conduct performance evaluations of our board and committees, and have obtained shareholder approval for our equity compensation plan. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Required public company corporate governance and financial reporting practices and policies have increased our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our common shares to decline.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. These regulations have increased our legal and financial compliance costs, we expect the regulations to make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common shares to decline significantly.

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities. In addition, at our 2010 Annual General Meeting of Shareholders held on May 19, 2010, our shareholders approved an amendment to our 2007 Share Incentive Plan to increase the maximum number of our common shares issuable pursuant to such plan by 1,468,500 shares from 3,808,371 shares to 5,276,871 shares. On May 21, 2015, our shareholders approved an amendment and restatement of the 2007 Share Incentive Plan as the 2015 Share Incentive Plan and to increase the maximum number of our common shares issuable pursuant to such plan by 2,000,000 shares and to extend the term of such plan for ten years from the date of the annual meeting of shareholders. The common shares to be issued pursuant to awards under our 2015 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the Securities Exchange Commission and, when issued, will be freely tradable under the Securities Act of 1933.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our issued and outstanding voting shares for certain merger or amalgamation transactions that have not been approved by our board of directors;

•	prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met;

•	authorizing our board of directors to issue blank-check preference shares without shareholder approval;

•	establishing a classified board with staggered three-year terms;

•	only authorizing the removal of directors (i) for cause by the affirmative vote of the holders of a majority of the votes cast at a meeting or (ii) without cause by the affirmative vote of the holders of 66% of the common shares then issued and outstanding and entitled to vote on the resolution; and

•	establishing advance notice requirements for nominations for election to our board of directors.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claims or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Textainer Group Holdings Limited’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH”. Textainer Group Holdings Limited’s headquarters office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500. Our agent in the United States is Daniel W. Cohen, Textainer Group Holdings Limited, c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, CA 94108.

At December 31, 2016, Textainer Group Holdings Limited had two directly-owned subsidiaries:

•	Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via five subsidiaries:

•	Textainer Marine Containers II Limited (“TMCL II”), a Bermuda company which is wholly-owned by TL;

•	Textainer Marine Containers III Limited (“TMCL III”), a Bermuda company which is wholly-owned by TL;

•	Textainer Marine Containers IV Limited (“TMCL IV”), a Bermuda company which is wholly-owned by TL;

•	TAP Funding Ltd. (“TAP Funding”), a Bermuda company in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively; and

•	TW Container Leasing Ltd. (“TW”), a Bermuda company in which TL and Wells Fargo Container Corp. (“WFC”) hold common shares and related voting rights of 25% and 75%, respectively.

Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa under the symbol “TRE”, and its affiliates currently have beneficiary interest in 48.0% of our issued and outstanding common shares as discretionary beneficiaries of one of our shareholders, Halco Holdings Inc.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

Effective January 1, 2014, we began calculating earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions to shareholders exceed our current and accumulated earnings and profits. If 2014 or future year distributions to shareholders exceed our earnings and profits calculated under U.S. federal income tax principles, some or all of such distributions may be treated by U.S. shareholders as a return of capital rather than dividends.

On January 22, 2014, we purchased approximately 24,100 containers that we had been managing for an institutional investor for a purchase price of $34.6 million.

In November 2012, we received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, we recognized a discrete benefit during 2014 of $22,408 for the re-measurement of our unrecognized tax benefits for the impacted years.

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, which commenced on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one installment payable on the Maturity Date (April 30, 2019) in an amount equal to 69.98% of the initial principal balance. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. We used proceeds from the TL Term Loan and our secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

On July 18, 2014, we purchased approximately 6,000 containers that we had been managing for an institutional investor for a purchase price of $9.4 million.

On July 25, 2014, we reached a settlement for outstanding claims we had in bankruptcy proceedings with one of our Korean lessees for amounts past due on billings to that lessee. We had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. We negotiated the sale of our rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was attributable to our owned fleet. Accordingly, we recognized a bad debt recovery of $4,958 for billings included in our allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 for billings that were not previously recognized.

On September 19, 2014, TW entered into an amendment of the TW Credit Facility in which we extended the revolving term to September 18, 2016 and lowered the interest rate to one-month LIBOR plus 2.0%.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. The TMCL II Secured Debt Facility will partially amortize over a four-year period and then mature if it is not renewed by the Conversion Date. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

On October 30, 2014, TMCL III issued $301.4 million aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 30, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The final target payment date and legal final payment date are October 30, 2024 and October 30, 2039, respectively.

On December 23, 2014, TAP Funding entered into an amendment of its revolving credit facility (the “TAP Funding Revolving Credit Facility”) which reduced the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable in arrears. The amendment also lowered to commitment fee to 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee, which is payable annually in advance. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%, payable in arrears, during the revolving period prior to the Conversion Date. Principal payments are required on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. Final legal payment date is two years after the Conversion Date if the TMCL IV Secured Debt Facility is not renewed by the Conversion Date. The amendment also lowered the commitment fee, which is payable in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

On April 1, 2015, TW entered into an amendment of the TW Credit Facility which increased the aggregate commitment amount up to $300,000 and increased the advance rate for eligible finance lease containers to 90%.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The spread and commitment fee vary based on the leverage of TGH. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Accordingly, during the year ended December 31, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively. In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015 to fully reserve for the customer’s outstanding accounts receivable. As of December 31, 2015, an insurance receivable of $11,436 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as a reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015. An additional insurance receivable of $1,007 was recorded for the year ended December 31, 2016 for $768 of recovery costs recorded as a reduction to direct container expense and $239 of lost lease rental income recorded as a reduction to container impairment for the year ended December 31, 2016. For the year ended December 31, 2016, the Company received a total of $8,250 insurance proceeds, which was recorded as a reduction to the insurance receivable. In addition, the Company received final insurance proceeds of $2,872 in January 2017 and accordingly, wrote-off the remaining balance of insurance receivable of $1,321 recorded a $469 increase to containers, net, a $1,052 to container impairment and a $200 reduction to recovery costs for the year ended December 31,2016. Insurance receivable related to this insolvent customer amounted to $2,872 as of December 31, 2016.

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the requirement of certain containers sales proceeds ratio from 100% to 90%.

In February and March 2016, we concluded two separate purchases totaling approximately 41,000 containers that we had been managing for an institutional investor for total purchase consideration of $71.0 million.

In April and June 2016, we concluded two separate purchase leaseback transactions for approximately 15,000 containers from a shipping company for total purchase consideration of $21.2 million.

On June 23, 2016 and June 24, 2016, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively, that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On July 29, 2016, TW entered into an amendment which lowered the TW Credit Facility’s aggregate commitment amount from $300,000 to $144,889. The revolving credit period was also terminated on July 29, 2016 and no further commitment fee was required subsequent to July 29, 2016. The amendment further defined the payment priority in which the monthly principal payment amount is now equal to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three months of interest. The applicable interest margin was also increased from 2% to 3% due to the occurrence of an Asset Base deficiency resulting from a defaulted finance lease event that occurred on July 29, 2016.

In August 2016, one of the Company’s customers, Hanjin Shipping company Co., Ltd (“Hanjin”), filed for bankruptcy. The book value of containers, net on direct financing and operating leases with this customer was $178,344 and $88,171, respectively. During the year ended December 31, 2016, the Company terminated its direct finance leases with this customer and, accordingly, the customer’s net investment in financing leases was reclassified to containers, net and an impairment of $17,399 was recorded to write down the containers to the lower of estimated fair market value or net book value. The Company has estimated the recovery to be 90% of the containers on lease to this customer based on the Company’s current recovery of these containers. Accordingly, the Company recorded an impairment of $24,912 during the year ended December 31, 2016 on the estimated unrecoverable containers of 10%. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. An insurance receivable of $39,321, net of insurance deductible of $4,750, was recorded for estimated proceeds due to the Company associated with the estimate of the unrecoverable containers in $24,912 which were written off during the year ended December 31, 2016 and $19,159 recovery costs recorded as a reduction to direct container expense. The total impairment of $22,149, net of estimated insurance proceeds of $20,162, was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2016. In addition, bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, was recorded in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2016 to fully reserve for the customer’s outstanding accounts receivable. Insurance receivable related to Hanjin’s bankruptcy amounted to $41,913 as of December 31, 2016.

On October 13, 2016, TW entered into an amendment of the TW Credit Facility which increased the maximum required hedge amount from 105% to 120% and lowered the applicable interest margin from 3.0% to 2.0% due to TW remediating the previous Asset Base deficiency as a result of a partial prepayment on October 17, 2016.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the advance rate from 80% to 77% and amended the covenant calculation method on TAP Funding’s consolidated interest coverage ratio to allow certain container impairment and accounts receivable write offs related to Hanjin’s bankruptcy in August 2016 to be added back in the calculation of consolidated earnings before interest and taxes during the fiscal quarters ended September 30, 2016 and December 31, 2016.

On October 26, 2016, TL entered into amendments of each of the TL Revolving Credit Facility, the TL Revolving Credit Facility II and the TL Term Loan, which waived the minimum consolidated interest coverage of both of the Company and TL and implemented a minimum consolidated interest coverage of the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limited TL’s capital expenditures from October 1, 2016 through February 28, 2017, required a minimum cash and cash equivalents balance that was unrestricted and unencumbered to be maintained by TL and prohibited dividend payments or distributions from TL to the Company during the period from October 1, 2016 through February 28, 2017. The amendments increased the interest margin from 1.25% to 1.75% on the TL Revolving Credit Facility, from 1.30% to 1.75% on the TL Revolving Credit Facility II and from 1.50% to 1.75% on the TL Term Loan and also increased the commitment fees from 0.175% to 0.275% on the TL Revolving Credit Facility and from 0.20% to 0.30% on the TL Revolving Credit Facility II from September 30, 2016 through February 28, 2017.

On December 21, 2016, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which delayed the testing of TMCL II’s earnings before interest and tax ratio during the period from December 20, 2016 until February 28, 2017. During the fore-mentioned period, TMCL II was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL II was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the fore-mentioned period.

On December 21, 2016, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which delayed the testing of TMCL IV’s earnings before interest and tax ratio during the period from December 21, 2016 until February 28, 2017. During the fore-mentioned period, TMCL IV was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL IV was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the fore-mentioned period.

On December 21, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which delayed the testing of TAP Funding’s earnings before interest and tax ratio during the period from December 21, 2016 until February 28, 2017. During the fore-mentioned period, TAP Funding was prohibited to declare or make a dividend or other distribution of cash or property; and was able to purchase additional containers within the limits stated in the amendment. TAP Funding was also required to pay, in addition to regular interest, a 0.5% per annum deferral fee during the fore-mentioned period.

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which replaced the interest coverage ratio with debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL II’s ability to request new advance and requires TMCL II to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, an early amortization event is triggered in which TMCL II is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.70% to 2.25% prior to the conversion date, September 15, 2017, and 2.7% to 3.25% subsequent to the conversion date. TMCL II is also required to pay an additional 0.50% step up warehouse fee during the sweep event.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which replaced interest coverage ratio with debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL IV’s ability to request new advance and requires TMCL IV to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, an early amortization event is triggered in which TMCL IV is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.95% to 2.50%. During an early amortization event or a sweep event, TMCL IV is also required to pay an additional 0.50% step up warehouse fee during prior to February 18, 2018 and 1.50% after February 18, 2018. If there is no sweep event after February 18, 2018, the step up warehouse Fee will be at 1.00%.

On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which replaced the interest coverage ratio with a debt service coverage ratio. An early amortization event, in which TAP Funding is required to make principal payment to the extent of all available funds, will be trigged if the debt service coverage ratio is less than 1.10 for fiscal quarters ending on or before March 31, 2018, or 1.2x for fiscal quarters ending on or after June 30, 2018.

On February 27, 2017, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin and commitment fee was increased to a range between 1.50% and 2.50% and between 0.275% and 0.375%, which varies based on TGH’s leverage, on both TL Revolving Credit Facility and the TL Revolving Credit Facility II. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

On February 27, 2017, TL entered into amendment of the TL Term Loan. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin was increased to a range between 1.50% and 2.50%, which varies based on TGH’s leverage. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2016, 2015 and 2014 were $505.5 million, $533.3 million and $818.5 million, respectively. We received proceeds from the sale of containers and fixed assets during 2016, 2015 and 2014 of $126.6 million, $129.5 million and $141.2 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our secured debt facilities, share offerings and our revolving credit facilities.

B.	Business Overview

Our Company

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.1 million containers, representing more than 3.1 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 320 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 29 years.

We have provided an average of more than 230,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers.

We provide our services worldwide via an international network of 14 regional and area offices and more than 500 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2016, we owned containers accounting for approximately 81% of our fleet.

•	Container Management. As of December 31, 2016, we managed containers on behalf of 16 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of December 31, 2016, total managed containers accounted for approximately 19% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering location, sale price, the cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, sales proceeds, utilization and direct costs. Our operating costs primarily consist of depreciation and amortization, container impairment, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Our total fleet consists of containers that we own and containers owned by other container investors that we manage. In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive all of the net operating income for the containers that we own but only a percentage of the net operating income of the containers that we manage as a management fee. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost or risk of owning the containers.

For 2016, we generated revenues, income from operations and loss before income tax and noncontrolling interests of $498.2 million, $28.2 million and $59.4 million, respectively. During 2016, the average utilization of our owned fleet was 94.8%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2016, 2015 and 2014:

2016	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$457,407	$2,181	$—	$—	$—	$459,588
Management fees from external customers	291	10,076	3,053	—	—	13,420
Inter-segment management fees	—	38,080	8,493	—	(46,573)	—
Trading container sales proceeds	—	—	15,628	—	—	15,628
Gains on sale of containers, net	9,553	—	—	—	—	9,553

Total revenues	$467,251	$50,337	$27,174	$—	$(46,573)	$498,189

Segment (loss) income before income tax and noncontrolling interests	$(82,299)	$18,134	$6,178	$(3,016)	$1,633	$(59,370)

2015 (1)	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$510,954	$1,590	$—	$—	$—	$512,544
Management fees from external customers	317	12,002	3,291	—	—	15,610
Inter-segment management fees	—	45,620	10,104	—	(55,724)	—
Trading container sales proceeds	—	—	12,670	—	—	12,670
Gains on sale of containers, net	3,454	—	—	—	—	3,454

Total revenues	$514,725	$59,212	$26,065	$—	$(55,724)	$544,278

Segment income (loss) before income tax and noncontrolling interests	$88,536	$26,305	$9,335	$(4,283)	$786	$120,679

2014 (1)	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$504,909	$1,629	$—	$—	$—	$506,538
Management fees from external customers	345	13,656	3,407	—	—	17,408
Inter-segment management fees	—	49,032	10,206	—	(59,238)	—
Trading container sales proceeds	—	—	27,989	—	—	27,989
Gains on sale of containers, net	13,070	—	—	—	—	13,070

Total revenues	$518,324	$64,317	$41,602	$—	$(59,238)	$565,005

Segment income (loss) before income tax and noncontrolling interests	$144,811	$30,298	$10,249	$(3,291)	$(3,888)	$178,179

(1)	Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable operating segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the container management, container resale and container ownership segments.

Our container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from these international carriers when the containers are on lease. Substantially all of our leasing related revenues are denominated in U.S. dollars.

The largest portion of our fleet is comprised of dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. We also lease refrigerated containers, which have integral refrigeration units on one end that plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases represented 76.9% of our total on-hire fleet as of December 31, 2016. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 13.0% of our total on-hire fleet as of December 31, 2016. Finance leases, which provide customers an alternative means for purchasing containers, represented 7.4% of our total on-hire fleet as of December 31, 2016. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.7% of our total on-hire fleet as of December 31, 2016.

Our expertise and flexibility in managing containers after their initial lease is an important factor in our success. The administrative process of leasing new containers is relatively easy because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. However, to successfully compete in our industry, we must not only obtain favorable initial long-term leases for new containers, but also maximize the return generated by these containers throughout their useful life in marine service and their ultimate sale into the secondary market. To do that, we focus on renewing or extending our long-term container leases beyond their expiration dates (typically three to five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions on all leases, maintain an active presence in the master and spot lease markets, and work to increase our options for disposing of off-lease containers so that we have attractive alternatives if it is not possible to achieve reasonable renewal or extension of terms with the current lessee. We have the capability and the infrastructure to re-lease or dispose of our containers at comparatively attractive terms, which increases our leverage with the lessees.

We supply leased containers to the U.S. military pursuant to a contract with the U.S. Transportation Command Directorate of Acquisition (“USTranscom”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team. Our large customer base of approximately 320 lessees increases our ability to re-lease returned containers. Our Container Resale segment sells containers to optimize their residual value in multiple markets, including locations with low lease-out demand. This system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become one of the world’s largest container lessors.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 89.5% of the worldwide container fleet, as measured in TEU, at December 31, 2016.

•	Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 2.2% of the worldwide container fleet, as measured in TEU, at December 31, 2016.

•	Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 8.3% of the worldwide container fleet, as measured in TEU, at December 31, 2016.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional break bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that our useful life for a standard dry freight container used in intermodal transportation is on average 13 to 14 years. Some shipping lines have recently indicated that they intend to keep their containers for longer than 13 to 14 years.

According to World Cargo News, as of January 2016, leasing companies owned approximately 50% of the total worldwide container fleet of 38.0 million TEU. The percentage of containers owned by shipping lines ranged from 39% to 54% from 1980 through 2016. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;

•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Lunar New Year; and

•	reducing their capital expenditures.

Based on industry analyst reports, we expect 2017 new dry freight container production to remain more or less in line with the 1.8 million TEU in 2016 and, lessors are expected to purchase 70% of total production in 2017, a higher percentage than the historical average. Approximately 1.5 million TEU of older containers are disposed of each year by the container lessors and shipping lines. Global demand for shipping is expected to increase by 2 to 3 % in 2017 compared to 2 % in 2016. With new production inventory of dry freight containers at 300,000 TEU or less compared to more than 800,000 TEU last year, capacity for sudden demand will be limited. In terms of shipping line capacity, vessel scrapping volumes have increased and are expected to total 750,000 TEU in 2017 with new ship order book down to 16 % of existing global ship capacity.

The shipping business has been characterized by cyclical swings due in part to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future, and the shipping line industry’s shift to the use of significantly larger vessels. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Our term leases maturing in 2017, represent approximately 7.1% of our fleet. Additionally, for most leasing companies, the percentage of containers on long-term leases has grown over the past ten years, while the percentage on master leases has declined. As of December 31, 2016, approximately 77% of our total on-hire fleet was on long-term leases, compared to approximately 67% ten years ago. As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2016, are as follows:

Company	TEU (000’s)	Percent of Total
Textainer(1)	3,150	16.7%
TAL International Group Inc.(2)	2,510	13.3%
Triton Container International Limited(2)	2,275	12.1%
SeaCo Global	2,240	11.9%
Florens Container Holdings Limited(3)	1,935	10.3%
SeaCube Container Leasing Ltd.	1,275	6.8%
CAI International, Inc.	1,190	6.3%
Dong Fang International Investment Ltd.(3)	970	5.1%
Beacon Intermodal Leasing	825	4.4%
Touax Global Container Solutions	650	3.4%
Blue Sky Intermodal	335	1.8%
Magellan Maritime Services	230	1.2%
Other	1,275	6.8%

Grand Total	18,860	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 3,143 TEU at December 31, 2016.
(2)	Triton Container International Limited and TAL International Group Inc merged in July 2016.
(3)	Florens Container Holdings Limited and Dong Fang International Investment Ltd. merged in March 2016.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

One of the Largest Container Lessors in the Industry. We operate one of the world’s largest fleets of leased intermodal containers by fleet size, with a total fleet of approximately 2.1 million containers, representing more than 3.1 million TEU, as of December 31, 2016. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 235,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 120,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet Over Time. Our ability to invest in our fleet on a consistent basis has allowed us to become one the world’s largest container lessors. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 18 years, we have acquired the rights to manage over 1,400,000 TEU from former competitors and we have acquired approximately 673,000 TEU of containers from our managed fleet. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

Ability to Generate Attractive Returns Throughout the Container Life-Cycle. One of our major strengths is our demonstrated ability to generate attractive revenue streams throughout the economic life of a container in marine service and upon resale of the container at the end of its marine service life. At the end of a lease, we generally have the ability to either negotiate an extension of the lease term or to take back the container and re-lease or sell it maximizing the container’s return. This flexibility, coupled with our international coverage, organization and resources, allows us to deploy containers to those markets where we can re-lease or sell them on comparatively attractive terms, thereby optimizing our returns and the residual value of our fleet.

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 320 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we have sold containers to an average of more than 1,400 resale customers for the last five years. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 20 customers, as measured by revenues, have leased containers from us for an average of 29 years.

Multiple Sources of Revenue. We believe that the long-term nature of our lease portfolio, as well as the presence of both owned and managed containers in our fleet, provides us with a more predictable source of revenues and operating cash flow and higher operating margins over time, enabling us to manage and grow our business more effectively. We derive revenues from leasing our owned containers, managing containers owned by third parties and buying and selling containers. These multiple revenue streams provide for a diverse income base, help to mitigate the effects of our cyclical industry on profitability and allow us to optimize our use of capital.

Experienced Management Team. Our senior executives have a long history in the industry. Our senior executives have an average of 13 years of service with us. The executive team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

Business Strategies

We intend to grow our business profitably by pursuing the following strategies:

Leverage Our Status as one of the Largest Container Lessors and Consistent Purchaser and Seller of Containers. We endeavor to make regular purchases of containers to replace older containers and increase the size of our fleet. We believe that this consistent purchasing behavior and the resulting scale and young fleet age profile provides us with a competitive advantage in maintaining strong relationships with manufacturers and growing our market share with our existing customers.

Be the Most Reliable Supplier of Quality Containers. We continue to provide superior equipment and ensure that it is available in the right location and at the right time. Having one of the world’s largest owned and managed container fleets, we are in a strong position to be the most reliable supplier of dry freight containers to meet the demands of shipping lines.

Pursue Attractive Container Related Acquisition Opportunities. We will continue to seek to identify and attempt to acquire attractive portfolios of containers and companies to allow us to grow our fleet profitably. We believe that the consolidation trend in our industry will continue and may offer us future growth opportunities. We also believe that current economic conditions may also result in potential acquisition opportunities, including the purchase and leaseback of customer-owned containers. Purchase and leaseback transactions can be attractive to our customers because they free up cash for other capital needs. These transactions enable us to buy attractively priced containers and at the same time place them on leases for the remainder of their marine service lives.

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2016, approximately 77% of our total on hire fleet

(based on total TEU) was on long-term leases, compared to approximately 67% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 35% and grown the number of CEU per employee by approximately 65%, in each case over the 10 years ended December 31, 2016. We believe that we can grow our fleet without a proportionate increase in our headcount, thereby improving our profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines must utilize capital to finance vessels, it is possible that some will conclude in 2017, as they did in 2016, that it is more cost-effective to extend leases of in-fleet containers than either buy containers or lease new containers.

Grow Our Container Resale Business. We look to sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sales price, cost of repair, and possible repositioning expenses. In order to improve the sales price of our containers, we often move them from the location where they are returned by the lessee to another location that has a higher market price. We benefit not only as a result of the increased sales price but also because we often receive rental revenue from a shipping line for the one-way lease of the container. We also buy and resell containers from shipping line customers, container traders and other sellers of containers. We attempt to improve the sales price of these containers in the same manner as with containers from our fleet.

Maintain Access to Diverse Sources of Capital. We have successfully utilized a wide variety of financing alternatives to fund our growth, including secured debt financings, bank financing, and equity from third party investors in containers. We believe this diversity of funding, combined with our access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital, versus our smaller competitors and also some of our shipping line customers.

Operations

We operate our business through a network of regional and area offices and independent depots. We maintain four regional offices as follows:

•	Americas Region in Cranford, New Jersey, USA responsible for North and South America;

•	European Region in New Malden, UK responsible for Europe, the Mediterranean, the Middle East, and Africa;

•	North Asia Region in Yokohama, Japan responsible for Japan, South Korea, and Taiwan; and

•	South Asia Region in Singapore, responsible for Southeast Asia, the People’s Republic of China (“PRC”) (including Hong Kong) and Australia.

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the regional and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group, and logistics services group. Our headquarters office is in Hamilton, Bermuda. Our administrative office is located in San Francisco, California.

Our Container Fleet

As of December 31, 2016, we operated 3,142,556 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 230,000 TEU of new containers per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming one of the world’s largest container lessors. Our container fleet consists primarily of standard dry freight and refrigerated containers. The containers that we lease are either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2016 (unaudited):

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,336,067	576,330	2,912,397	2,089,900	515,209	2,605,109
Refrigerated	148,745	12,108	160,853	601,463	48,572	650,035
Other specialized	60,943	8,363	69,306	92,700	14,324	107,024

Total fleet	2,545,755	596,801	3,142,556	2,784,063	578,105	3,362,168

Percent of total fleet	81.0%	19.0%	100.0%	82.8%	17.2%	100.0%

The amounts in the table above did not change significantly from December 31, 2016 to the date of this Annual Report on Form 20-F.

Our containers are designed to meet a number of criteria outlined by the ISO. The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that the widest possible number of transporters can use containers and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Maintenance and repair of our containers is performed by independent depots that we retain in major port areas and inland locations. Such depots also handle and inspect containers that are either picked up or redelivered by lessees, and store containers that are not leased.

Our Leases

Most of our revenues are derived from leasing our owned fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the disposal process. We lease containers under three different types of operating leases (term leases, master leases and spot leases) and also under finance leases.

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives rather than for a specified period. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2016, 76.9% of our owned on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2016, our term leases had an average remaining duration of 38 months, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, for leases that are not extended our containers typically remain on-hire at the contractual per diem rate for an average of an additional 15 months beyond the end of the contractual lease term.

The following are the minimum future rentals for our owned fleet at December 31, 2016, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2017	$276,138
2018	195,648
2019	135,656
2020	88,705
2021 and thereafter	109,997

Total future minimum lease payments receivable	$806,144

Some of our term leases give our customers Early Termination Options (“ETOs”). If exercised, ETOs allow customers to return containers prior to the expiration of the term lease. However, if an ETO is exercised, the customer is required to pay a penalty per diem rate that is applied retroactively to the beginning of the lease. As a result of this retroactive penalty, ETOs have historically rarely been exercised.

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2016, 13.0% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2016, 2.7% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our consolidated balance sheets. As of December 31, 2016, approximately 7.4% of our owned on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 23 months.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2016, DPP revenue was 2.2% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

Lease Agreements

In general, our lease agreements consist of two basic elements, a master terms and conditions agreement (“Master Agreement”), and a lease schedule. Lease schedules contain the business terms (including daily rate, term duration and drop-off schedule, among other things) for specific leasing transactions, while Master Agreements outline the general rights and obligations of the lessor and lessee under all of the lease schedules covered by the Master Agreement. For most customers, we have a small number of Master Agreements (often one) and a large number of lease schedules.

Our standard Master Agreements generally require the lessees to pay rentals, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return conditions set forth in the Master Agreement, to use the containers in compliance with all laws, and to pay us for the value of the containers as determined under the terms of the agreements if the container is lost or destroyed. The default clause gives us certain legal remedies in the event that the lessee is in breach of the lease.

Re-leasing, Logistics and Depot Management

We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. The container shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in North America and Western Europe to avoid the cost of shipping empty containers back to Asia. Successful management of the deployment of our containers after they come off their first lease requires disciplined re-leasing capabilities, logistics management, depot management, careful cost control and effective sales of used containers.

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during its life. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, their presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 320 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

Logistics

Other methods of reducing off-lease risks include:

•	Limiting or prohibiting container returns to low-demand areas. In order to reduce our repositioning costs, our leases typically include a prohibition on returning containers to specific locations, limitations on the number of containers that may be returned to lower demand locations, drop-off charges for returning containers to lower demand locations or a combination of these provisions.

•	Taking advantage of a robust resale market when available. In order to optimize the investment return on a container, we have sold containers in our excess inventory and/or weak demand locations when an analysis indicates it is financially more attractive than attempting to re-lease or reposition the container.

•	Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations. One-way leases may include incentives, such as free days, credits and limited damage waivers. The cost of offering these incentives is generally less than the cost we would incur if we were to pay to reposition the containers. We also use one-way leases to move containers from locations where the market price for selling containers is low to locations with a higher market price, to improve the resale value of the containers.

•	Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to pay to reposition excess containers to locations with higher demand or higher resale prices.

•	Diversifying our customers. We have sought to diversify our customers and, correspondingly, the locations where containers are needed around the world.

Depot Management

As of December 31, 2016, we managed our container fleet through approximately 530 independent container depot facilities in more than 240 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2016, a large majority of our off-lease inventory was located at depots that are able to report container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lessee damage portion of the repair costs and we are responsible for normal wear and tear. The lessees are generally billed the lessee damage portion at the time the containers are returned. As discussed above in “Operations—Our Leases,” for an additional fee, we sometimes offer our lessees a DPP, pursuant to which we assume financial responsibility for repair costs up to a previously negotiated amount.

Management Services

As of December 31, 2016, we owned approximately 81% of the containers in our fleet, and managed the rest, equaling 596,801 TEU, on behalf of 16 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our information technology (“IT”) systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $13.4 million, $15.6 million and $17.4 million for the years ended December 31, 2016, 2015 and 2014, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

In June 2003, we entered into a contract with the USTranscom pursuant to which we serve as a major supplier of leased marine containers to the U.S. military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. military under the USTranscom contract. We have developed and currently operate a proprietary information system for the U.S. military which provides the U.S. military real-time access to the status of its leased fleet. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The USTranscom contract provides added compensation for these services. In addition, since approximately half of these services are required in non-U.S. locations, our expenses for contracting for these services may be incurred in foreign currencies. The USTranscom contract contains a foreign currency adjustment feature such that we are protected against many foreign currency risks for the expenses incurred under the USTranscom contract.

The USTranscom is the only lessee for which we are required, under the USTranscom contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the USTranscom contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the USTranscom contract, we have delivered or transitioned approximately 165,000 containers and chassis to the U.S. military, of which approximately 112,000 containers have been returned. In addition, approximately 51,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated loss value for each such container. The USTranscom contract expired on June 23, 2013 and we were awarded a new contract on December 12, 2013. The new contract covered a base year starting on December 24, 2013, was renewed on October 1, 2014, October 1, 2015 and on October 1, 2016 and has the potential for an additional one year renewal that may extend the contract until September 30, 2018.

Resale of Containers

Our Resale Division sells containers from our fleet at the end, typically about 13 years, of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a team of 16 container sales and operations specialists in six offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 120,000 containers per year for the last five years to more than 1,400 customers. Our Resale Division has been a significant profit center for us. From 2012 through 2016, this Division generated $49.2 million in income before income tax and noncontrolling interests, including $6.2 million during 2016. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees or sell to buyers that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of financial performance including net worth and profitability, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength. Our marketing and resale staff are also responsible for collections, which positively contributes to our strong collection and credit approval process through our staff’s close communication with our customers.

Our credit department sets and reviews credit limits for new and existing customer lessees and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists customer lessees and container sales customers at or near their credit limits. New leases of containers to lessees on the credit watch report is only allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our customer lessees and container sales customers, our broad network of relationships in the container shipping industry that provides current information about customer lessees’ and container sales customers’ market reputations and our focus on collections.

Another factor that mitigates our losses due to default by a lessee or customer is our constant monitoring of collections. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2012 through 2016, we recovered, on average, 66% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease, excluding containers to Hanjin. We are in the process of recovering Hanjin containers and on February 16, 2017 we disclosed that 80% of the containers formerly leased to Hanjin have been either turned in to us or approved for return. We also disclosed that a further 13% of the containers are under active recovery discussions. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 0.9% of our lease rental income over such period.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior management staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with operations staff. This close customer communication often assists us in negotiating lease contracts that satisfy both our financial return requirements and our customers’ operating needs. It also makes us more likely to be aware of our customers’ potential equipment shortages and makes our customers more likely to be aware of our available container inventories.

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2016, our global sales and customer service group consisted of approximately 76 people, with 18 in North America, 40 in Asia and Australia, 13 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 20 customers, as measured by lease billings of our total owned and managed fleet, have leased containers from us for an average of 29 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.4. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 14.0%, 11.0% and 10.6% of our lease billings for owned containers in 2016, 2015 and 2014, respectively. The Company’s second largest customer individually accounted for 12.0%, 10.4% and 9.7% of our lease billings for owned containers in 2016, 2015 and 2014, respectively. Our top 20 customers include all of the world’s largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 320 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 48.1% of our total owned and managed fleet’s 2016 lease billings. Our top five customers by lease billings in 2016 were CMA-CGM S.A., Mediterranean Shipping Company S.A., Cosco Container Lines, Evergreen Marine Corp. Ltd. and Hapag-Lloyd AG. During 2016, 2015 and 2014, revenue from our 20 largest container lessees by lease billings represented 78.9%, 77.4% and 74.7% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $82.5 million, $74.8 million and $72.8 million or 15.4%, 12.2% and 11.8% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers, such as the bankruptcy of Hanjin in 2016, could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

Proprietary Information Technology

We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. Our systems record the status of and provide the accounting and billing for each of our containers individually by container number. We also have the ability to produce complete management reports for each portfolio of equipment we own and manage. This makes us a preferred candidate to quickly assume management of competitors’ container fleets. We also maintain proprietary systems in support of our military business.

In addition, our systems allow our business partners to conduct certain business with us through our website, www.textainer.com. These systems allow customers to check our container inventories, review design specifications, request bookings for container pick-ups, create redelivery bookings and review and approve repair bills. Our website also allows depots to download recent statements for self-billing activity and to check the status of containers.

Suppliers

We have long relationships with all of our major suppliers. We currently purchase almost all of our containers in the PRC. There are four major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to World Cargo News, as of January 2016, the top ten container leasing companies, as measured on a TEU basis, control approximately 90.2%, and the top five container leasing companies control approximately 70.0%, of the total equipment held by all container lessors. According to this data, we are one of the world’s largest lessors of intermodal containers based on fleet size by TEU and we manage approximately 16.7% by TEU of the equipment held by all container leasing companies.

We compete with approximately ten other large or medium size container leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

Other lessors compete with us in many ways, including pricing, lease flexibility and supply reliability, as well as the location, availability, quality and individual characteristics of their containers and customer service. While we are forced to compete aggressively on price, we emphasize our supply reliability and high level of customer service to our customers. We invest heavily to ensure container availability in higher demand locations. We dedicate a large part of our organization to building customer relationships, maintaining close day-to-day coordination with customers’ operating staffs and have developed powerful and user-friendly systems that allow our customers to transact business with us through the internet. We believe that our close customer relationships, experienced staff, reputation for market leadership, scale efficiencies and proprietary systems provide important competitive advantages.

Legal Proceedings

From time to time we are a party to litigation matters arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, new claims brought against us or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

Environmental

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations or the storage of our containers. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the fault of the owner or operator. While we maintain certain limited liability insurance coverage as well as require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage and/or systems or services we may be required to install.

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A or R404A refrigerant. While R134A does not contain chlorofluorocarbons (“CFC’s”), the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted. It has been proposed that R134A usage in containers be banned beginning in 2025, although the final decision has not been made as of yet.

Container production also raises environmental concerns. The floors of dry containers are plywood made from timber which may include tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing. However, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices. The container industry in China has always used solvent-based paint systems. New regulations in China for the container industry require that solvent-based paint systems to be phased out, due to the restrictions on volatile organic compounds used in solvent-based paints. To comply with the new regulations, new water borne paint systems have been developed and will be used by container manufacturers. This change was already implemented in all factories in Southern China as of July 2016. The remaining container factories in China will have to be compliant by April 1, 2017.

Regulation

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information – Risk Factors – Environmental liability and regulations may adversely affect our business, results of operations and financial condition.”

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP. As of December 31, 2016, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TW is a joint venture involving TL and WFC, a wholly-owned subsidiary of Wells Fargo and Company. As of December 31, 2016, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco, is owned by a discretionary trust with an independent trustee. Trencor and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 48.0% of our outstanding share capital as of December 31, 2016, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

The protectors of the Halco Trust are James E. McQueen and David M. Nurek and both are members of our board of directors and the board of directors of Trencor, and Edwin Oblowitz, member of the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust.

D.	Property, Plant and Equipment

As of December 31, 2016, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and offices in Cranford, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Klang, Malaysia; Hong Kong; and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in December 2018, the lease for our San Francisco office expires in May 2027, the lease for our Hackensack, New Jersey office expires in August 2021, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in July 2021. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information – Risk Factors.”

Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands of U.S. dollars unless otherwise indicated.

Certain previously reported information have been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Executive Summary

Operating since 1979, we are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.1 million containers, representing more than 3.1 million TEU. During 2016: (i)

we acquired approximately 182,000 TEU of new standard dry freight containers, 21,000 TEU of new refrigerated containers, 1,000 TEU of open top and flat rack containers, 700 TEU of tanks and 81,000 TEU of used containers, representing approximately $480 million in capital expenditures, (ii) we increased the owned portion of our total fleet to 81.0% as of December 31, 2016 from 80.1% as of December 31, 2015, (iii) utilization averaged 94.7% compared to 96.8% in 2015; (iv) we recorded a container impairment of $22.1 million, net of estimated insurance proceeds of $20.2 million, for containers on operating and direct financing leases to a lessee that filed for bankruptcy and recorded $19.0 million of bad debt expense, net of estimated insurance proceeds of $2.6 million, to fully reserve for that lessee’s outstanding accounts receivable; and (v) we recorded $66.5 million of container impairments to write-down the carrying value of containers identified for sale to their estimated fair value as a result of declining used container prices. Refer to “2017 Outlook” below for further discussion.

Our business comprises three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which net operating income on our owned fleet and management fee income exceed our operating costs. The key drivers of our net operating income are fleet size, rental rates, direct costs and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	steel prices;

•	interest rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation among container lessors;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information – Risk Factors.”

2017 Outlook

As we look to the rest of 2017, we see a number of positive trends that should help us turn the corner from a difficult 2016. Total new dry freight container production last year of 1.8 million TEU was not significantly higher than the 1.5 million TEU which were disposed, meaning the world’s container fleet barely grew. New dry freight container inventories at factories are currently near a historical low of 300,000 TEU and our inventory of unbooked depot containers is below 100,000 TEU, which is approximately 50% less than a year ago. Utilization remains high throughout the industry. These all bode well for a good supply-demand balance even if only modest trade growth materializes in 2017. Steel prices are 80 percent higher than they were about one year ago which, combined with the switch to waterborne paint, should help support new container prices at their current level above $2,000 which is close to the long-term average. The public container manufacturers all reported significant losses during the first half of 2016 and are focused on returning to profitability. Used container prices have increased significantly, especially in Asia. New container rental rates have increased to a greater degree than new container prices, demonstrating an improvement in margins, and depot lease-out rates have also improved. However, we expect our 2017 results to continue to be negatively affected by the costs of recovering Hanjin Shipping Co., Ltd. (“Hanjin”) containers, impairments of containers put to disposal, increased depreciation expense due to the recent changes to our depreciation policy and our expectation that our effective interest rate will increase. These factors are projected to result in accounting losses over the near term. Furthermore, the full impact of new container rental rates will only build over time as our fleet reprices and we put new containers on-lease. The important point is that we believe our industry has passed the bottom of this cycle and is showing strong signs of recovery.

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers, net.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of CEU on lease, dividing the actual number of CEU days on-hire by actual CEU days available for lease. We calculate containers available for lease by excluding containers that have been manufactured for us but have not yet been delivered to a lessee and containers designated as held-for-sale units. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood, labor and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors, and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease.

Management Fees. Management fee revenue is generated by our management services, which include the acquisition, leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and the management of the containers, and a sales commission upon disposition of containers under management. The management agreements typically cover the entire economic life of the containers.

Our acquisition fees are calculated as a percentage of the cost of the container. Our management fees are calculated as a percentage of net operating income of the containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for master or spot leases because less daily involvement by management personnel is required to manage long-term leases. Our sales commissions are either fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Revenues, customer accounts receivable, operating expenses, and vendor payables arising from direct container operations of the managed portion of our fleet are excluded from our financial statements.

Trading Container Sales Proceeds. Our Container Resale Division purchases used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. This activity is reported as trading container sales proceeds.

Gains on Sale of Containers, net. Gain on sale of containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses.

Gain on sale of containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

Operating Expenses

Our operating expenses include direct container expenses, cost of trading containers sold, depreciation of container rental equipment, container impairment, amortization expense, general and administrative expenses, short-term incentive compensation expense, long-term incentive compensation expense and bad debt expense (recovery).

Direct Container Expenses. Storage, handling, maintenance, repositioning and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) or a lump sum upon return of containers in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. We do not recognize DPP revenue and related expense over the lease term for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our non-refrigerated containers other than open top and flat rack containers over a period of 13 to 14 years, refrigerated containers over a period of 12 years, tank containers over a period of 20 years and open top and flat rack containers over a period of 14 to 16 years, on a straight-line basis to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimates accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning from the third quarter of 2015, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual value of our 40’ high cube containers. Beginning from the third quarter of 2016, depreciation of our existing owned fleet increased as a result of a decrease in the estimated residual values of our 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers.

Container Impairment. We evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. When an impairment exists, containers held for use are written down to their fair value and the amount of the write down is recorded in container impairment.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”) and Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

General and Administrative Expense. Our general and administrative expenses are primarily employee-related costs such as salary, employee benefits, rent, travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting, tax and audit-related fees.

Short-term Incentive Compensation Expense. Short-term incentive compensation expense is the annual bonus plan in which all company employees participate. The compensation amounts are determined on an annual basis based on the company’s performance.

Long-term Incentive Compensation Expense. Long-term incentive compensation expense represents costs recorded for share-based and cash compensation that vests over several years in which some company employees participate.

Bad Debt Expense (Recovery), net. Bad debt expense (recovery), net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A. Operating Results

Comparison of the Years Ended December 31, 2016, 2015 and 2014

The following table summarizes our total revenues for the years ended December 31, 2016, 2015 and 2014 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2016	2015	2014	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Lease rental income	$459,588	$512,544	$506,538	(10.3%)	1.2%
Management fees	13,420	15,610	17,408	(14.0%)	(10.3%)
Trading container sales proceeds	15,628	12,670	27,989	23.3%	(54.7%)
Gains on sale of containers, net	9,553	3,454	13,070	176.6%	(73.6%)

Total revenues	$498,189	$544,278	$565,005	(8.5)%	(3.7%)

Lease rental income decreased $52,956 (-10.3%) from 2015 to 2016. This decrease was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size. The decrease in lease rental income for 2016 included a $11,534 decrease in revenue from Hanjin’s bankruptcy in August 2016. Lease rental income increased $6,006 (1.2%) from 2014 to 2015. This increase was primarily due to a 6.6% increase in our owned fleet size and a 0.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates.

Management fees decreased $2,190 (-14.0%) from 2015 to 2016 due to a $1,600 decrease resulting from a 7.5% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, a $892 decrease due to lower fleet profitability and a $238 decrease in sales commissions, partially offset by a $540 increase from higher acquisition fees due to more managed container purchases. Management fees decreased $1,798 (-10.3%) from 2014 to 2015 due to a $910 decrease resulting from a 6.8% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, a $633 decrease due to lower fleet profitability, a $144 decrease from lower acquisition fees due to fewer managed container purchases and a $111 decrease in sales commissions.

Trading container sales proceeds increased $2,958 (23.3%) from 2015 to 2016 due to a $9,298 increase resulting from a 73.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,340 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds decreased $15,319 (-54.7%) from 2014 to 2015 due to a $14,469 decrease resulting from a 51.7% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $850 decrease due to a decrease in average sales proceeds per container.

Gains on sale of containers, net, increased $6,099 (176.6%) from 2015 to 2016 primarily due to a $5,410 increase resulting from an increase in average sales proceeds of $39 per unit and a $815 increase resulting from a 23.5% increase in the number of containers sold, partially offset by a $126 decrease from an average net loss on sales-type leases of $398 per unit from 256 containers placed in sales-type leases in 2016 compared to an average net gain on sales-type leases of $51 per unit from 468 containers placed on sales-type leases in 2015. Gains on sale of containers, net, decreased $9,616 (-73.6%) from 2014 to 2015 primarily due to a $10,993 decrease resulting from a decrease in average sales proceeds of $98 per unit and a $394 decrease resulting from a decrease in average net gains on sales-type leases of $477 per unit and a $18 decrease resulting from 468 containers placed on sales-type leases in 2015 compared to 826 containers placed on sales-type leases in 2014, partially offset by a $1,789 increase resulting from a 14.2% increase in the number of containers sold.

The following table summarizes our total operating expenses for the years ended December 31, 2016, 2015 and 2014 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2016	2015	2014	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Direct container expense	$62,596	$47,342	$47,446	32.2%	(0.2%)
Cost of trading containers sold	15,904	12,475	27,465	27.5%	(54.6%)
Depreciation expense	236,144	191,930	164,209	23.0%	16.9%
Container impairment	94,623	35,345	13,108	167.7%	169.6%
Amortization expense	5,053	4,741	4,010	6.6%	18.2%
General and administrative expense	26,311	27,645	25,778	(4.8%)	7.2%
Short-term incentive compensation Expense	2,242	913	4,075	145.6%	(77.6%)
Long-term incentive compensation Expense	5,987	7,040	6,639	(15.0%)	6.0%
Bad debt expense (recovery), net	21,166	5,028	(474)	321.0%	(1160.8%)

Total operating expenses	$470,026	$332,459	$292,256	41.4%	13.8%

Direct container expense increased $15,254 (32.2%) from 2015 to 2016 primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included a $8,419 increase in storage expense, a $2,283 increase in repositioning expense, a $2,281 increase in handling expense and a $1,313 increase in insurance expense. Direct container expense decreased $104 (-0.2%) from 2014 to 2015 primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included a $797 decrease in repositioning expense and a $756 decrease in agency expense, partially offset by a $1,381 increase in DPP expense.

Cost of trading containers sold increased $3,429 (27.5%) from 2015 to 2016 due to a $9,155 increase resulting from a 73.4% increase in the number of containers sold due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $5,726 decrease resulting from a 26.5% decrease in the average cost per unit of containers sold. Cost of trading containers sold decreased $14,990 (-54.6%) from 2014 to 2015 due to a $14,198 decrease resulting from a 51.7% decrease in the number of containers sold due to a decrease in the number of trading containers that we were able to source and sell and a $792 decrease resulting from a 6.0% decrease in the average cost per unit of containers sold.

Depreciation expense increased $44,214 (23.0%) from 2015 to 2016 due to a $29,301 increase resulting from an increase in the size of our owned fleet, and a $25,432 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense, of which approximately $4,402 was a one-time charge for containers that were fully depreciated to their previous residual value; partially offset by an increase of $10,519 in 2015 resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense. Depreciation expense increased $27,721 (16.9%) from 2014 to 2015 due to a $17,202 increase resulting from an increase in the size of our owned fleet and a $10,519 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated to their previous residual value.

Container impairment increased $59,278 (167.7%) from 2015 to 2016 due to a $33,772 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $17,399 impairment in 2016 to write down containers on terminated direct finance leases to their estimated fair market value, a $4,750 impairment net of estimated insurance proceeds of $20,162 in 2016 for containers on operating and direct financing leases that were deemed unlikely to be recovered from Hanjin’s bankruptcy in 2016, a $4,273 increase in impairments for containers that were unlikely to be recovered from smaller lessees in default and a $1,052 impairment in 2016 to write off the remaining balance of an insurance receivable that exceeded the final insurance proceed received in January 2017 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $1,968 impairment net of estimated insurance proceeds of $11,436 in 2015 for a customer that became insolvent in 2015. Container impairment increased $22,237 (169.6%) from 2014 to 2015 due to a $21,223 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $1,968 impairment in 2015 net of estimated insurance proceeds for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $954 decrease in impairments for containers that were unlikely recoverable from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon and Capital fleets. Amortization expense increased $312 (6.6%) and $731 (18.2%) from 2015 to 2016 and from 2014 to 2015, respectively, primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.

General and administrative expense decreased $1,334 (-4.8%) from 2015 to 2016 primarily due to a $815 decrease in professional fees, a $349 decrease in rent expense, a $219 decrease in compensation costs and a $197 decrease in travel and entertainment expense, partially offset by a $247 increase in information technology costs. General and administrative expense increased $1,867 (7.2%) from 2014 to 2015 primarily due to a $668 increase in compensation costs, a $549 increase in professional fees and a $474 increase in information technology costs.

Short-term incentive compensation expense increased $1,329 (145.6%) from 2015 to 2016 primarily due to an increase in the amount of incentive compensation awards for 2016 compared to 2015. Short-term incentive compensation expense decreased $3,162 (-77.6%) from 2014 to 2015 primarily due to a decrease in the amount of incentive compensation awards for 2015 compared to 2014.

Long-term incentive compensation expense decreased $1,053 (-15.0%) from 2015 to 2016 primarily due to share options and restricted share units granted under the 2007 Share Incentive Plan (“2007 Plan”) in 2010 and an adjustment to forfeiture rates in 2016 partially offset by additional share options and restricted share units that were each granted under the 2015 Share Incentive Plan (the “2015 Plan”) in November 2015 and 2016. Long-term incentive compensation expense increased $401 (6.0%) from 2014 to 2015 primarily due to additional share options and restricted share units that were each granted under the 2015 Plan in November 2014 and 2015, partially offset by share options and restricted share units granted under the 2007 Plan in 2010 and restricted share units granted under the 2007 Plan in 2009 that vested in January 2015 and an adjustment to forfeiture rates in 2015.

Bad debt expense, net, increased $16,138 (321.0%) from 2015 to 2016 primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016, as compared to a provision of $2,574 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2016. Bad debt expense (recovery), net, changed from a net recovery of $474 in 2014 to a net expense of $5,028 in 2015 primarily due to $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $2,574 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had deteriorated during 2015.

The following table summarizes other income (expenses) for the years ended December 31, 2016, 2015 and 2014 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2016	2015	2014	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Interest expense	$(85,215)	$(76,521)	$(85,931)	11.4%	(11.0%)
Interest income	408	125	119	226.4%	5.0%
Realized losses on interest rate swaps, collars and caps, net	(8,928)	(12,823)	(10,293)	(30.4)%	24.6%
Unrealized gains (losses) on interest rate swaps, collars and caps, net	6,210	(1,947)	1,512	(419.0)%	(228.8%)
Other, net	(8)	26	23	(130.8)%	13.0%

Net other expense	$(87,533)	$(91,140)	$(94,570)	(4.0)%	(3.6%)

Interest expense increased $8,694 (11.4%) from 2015 to 2016 and decreased $9,410 (-11.0%) from 2014 to 2015. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for 2016 compared to 2015 was due to a $9,681 increase resulting from an increase in average interest rates of 0.30 percentage points, partially offset by a $529 decrease resulting from a decrease in average debt balances of $21,236. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2015 compared to 2014 was due to a $13,370 decrease resulting from a decrease in average interest rates of 0.44 percentage points, partially offset by a $10,316 increase resulting from an increase in average debt balances of $351,998. The write-off of unamortized debt issuance costs included in 2015 interest expense amounted to $160 and $298 which related to the amendment of Textainer Limited’s (“TL”) revolving credit facility and the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility, respectively. The write-off of unamortized debt issuance costs included in 2014 interest expense amounted to $6,424 and $390 which related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively.

Realized losses on interest rate swaps, collars and caps, net decreased $3,895 (-30.4%) from 2015 to 2016 due to a $7,175 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.41 percentage points, partially offset by a $3,280 increase resulting from an increase in average interest rate swap notional amounts of $352,525. Realized losses on interest rate swaps, collars and caps, net increased $2,530 (24.6%) from 2014 to 2015 due to a $4,001 increase resulting from an increase in average interest rate swap notional amounts of $388,355, partially offset by a $1,471 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.11 percentage points.

Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $1,947 in 2015 to a net gain of $6,210 in 2016 primarily due to a decrease in long-term interest rates during 2015 compared to an increase in long-term interest rates during 2016. Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $1,512 in 2014 to a net loss of $1,947 in 2015 primarily due to an increase in long-term interest rates during 2014 compared to a decrease in long-term interest rates during 2015. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates increased during 2016 and 2014, the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during each of the periods. As long-term interest rates decreased during 2015, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during such period.

The following table summarizes income tax benefit (expense) and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2016, 2015 and 2014 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2016	2015	2014	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Income tax benefit (expense)	$3,447	$(6,695)	$18,068	(151.5)%	(137.1%)
Net (loss) income attributable to the noncontrolling interests	$(5,261)	$5,576	$5,692	(194.4)%	(2.0%)

Income tax benefit (expense) changed from income tax expense of $6,695 in 2015 to an income tax benefit of $3,447 in 2016. The change in income tax benefit (expense) in 2016 compared to 2015 was due to a $11,108 decrease resulting from a lower level of income before tax and noncontrolling interests, a $352 decrease resulting from a higher release of reserves for uncertain tax positions in 2016 compared to 2015, partially offset by a $1,128 increase resulting from a lower effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $154 increase in reserves for uncertain tax positions in 2016 compared to a $36 decrease in reserves for uncertain tax positions in 2015. Income tax expense (benefit) changed from an income tax benefit of $18,068 in 2014 to income tax expense of $6,695 in 2015. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,408 during 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax expense (benefit) in 2015 compared to 2014 was due to a $3,964 increase resulting from a higher effective tax rate excluding the re-measurement of unrecognized tax benefits and released liabilities for uncertain tax positions and a $128 lower decrease in reserves for uncertain tax positions in 2015 compared to 2014, partially offset by a $1,659 decrease resulting from a lower level of income before tax and noncontrolling interests and a $78 decrease resulting from a higher release of reserves for uncertain tax positions in 2015 compared to 2014.

Net (loss) income attributable to the noncontrolling interests in 2016, 2015 and 2014 represents the noncontrolling interest’s portion of TAP Funding and TW Container Leasing, Ltd.’s (“TW”) net (loss) income. Net loss attributable to the noncontrolling interests for the year ended December 31, 2016 represents the noncontrolling interest’s portion of TAP Funding’s and TWCL’s net loss. Net income attributable to the noncontrolling interests for the years ended December 31, 2015 and 2014 represents the noncontrolling interest’s portion of TAP Funding’s and TWCL’s net income. See Item 4, “Information on the Company— History and Development of the Company.”

Segment Information

The following table summarizes our (loss) income before income taxes and noncontrolling interests attributable to each of our business segments for the years ended December 31, 2016 and 2015 and 2014 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2016	2015	2014	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Container ownership	$(82,299)	$88,536	$144,811	(193.0%)	(38.9%)
Container management	18,134	26,305	30,298	(31.1%)	(13.2%)
Container resale	6,178	9,335	10,249	(33.8%)	(8.9%)
Other	(3,016)	(4,283)	(3,291)	(29.6%)	30.1%
Eliminations	1,633	786	(3,888)	107.8%	(120.2%)

Income before income tax and noncontrolling Interests	$(59,370)	$120,679	$178,179	(149.2%)	(32.3%)

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $170,835 (-193.0%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Increase in container impairments	$(59,278	)(1)
Decrease in lease rental income	(53,547	)(2)
Increase in depreciation expense	(44,414	)(3)
Increase in bad debt expense	(16,129	)(4)
Increase in interest expense	(8,694	)(5)
Increase in direct container expense	(6,776	)(6)
Change from unrealized losses on interest rate swaps, collars and caps, net in 2015 to unrealized gains on interest rate swaps, collars and caps, net in 2016	8,157	(7)
Increase in gain on sale of containers, net	6,099	(8)
Decrease in realized losses on interest rate swaps and caps, net	3,895	(9)
Other	(148)

	$(170,835)

(1)	The increase in container impairment was due to a $33,772 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $17,399 impairment in 2016 to write down containers on terminated direct finance leases to their estimated fair market value, a $4,750 impairment net of estimated insurance proceeds of $20,162 in 2016 for containers on operating and direct financing leases that were deemed unlikely to be recovered from Hanjin’s bankruptcy in 2016, a $4,273 increase in impairments for containers that were unlikely to be recovered from smaller lessees in default, a $1,052 impairment in 2016 to write off the remaining balance of an insurance receivable that exceeded the final insurance proceeds received in January 2017 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $1,968 impairment net of estimated insurance proceeds of $11,436 in 2015 for the fore-mentioned insolvent customer.
(2)	The decrease in lease rental income was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size. The decrease in lease rental income for 2016 included a $11,534 decrease in revenue from Hanjin’s bankruptcy in August 2016.
(3)	The increase in depreciation expense was primarily due to a $29,501 increase resulting from an increase in the size of our owned fleet and a $25,432 net increase resulting from a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers, partially offset by an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense, of which approximately $4,402 was a one-time charge for containers that were fully depreciated to their previous residual value; partially offset by an increase of $10,519 in 2015 resulting from a decrease in the estimated future residual value of 40’ high cube containers.
(4)	The increase in bad debt expense, net was primarily due to a provision of $18,992, net of insurance proceeds, for Hanjin’s bankruptcy in 2016, as compared to a provision of $2,574 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2016.
(5)	Interest expense for 2015 included the write-off of unamortized debt issuance costs of $160 and $298 related to the amendment of TL’s revolving credit facility and the amendment of TMCL IV’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for 2016 compared to 2015 was due to an increase in average interest rates of 0.30 percentage points, partially offset by a decrease in average debt balances of $21,236.
(6)

The increase in direct container expense was primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included increases in storage, repositioning, handling and insurance expenses. The increase in direct container expense also included a decrease in inter-segment management fees of $7,009 paid to our Container Management segment primarily due to lowered profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and a decrease in inter-segment sales commissions of $1,611 paid to our Container Resale segment primarily due to a decrease in average sales proceeds of our owned container sales, partially offset by an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(7)	Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $1,947 in 2015 to a net gain of $6,210 in 2016 primarily due to a decrease in long-term interest rates during 2015 compared to an increase in long-term interest rates in 2016.
(8)	The increase in gains on sale of containers, net was primarily due to an increase in average sales proceeds of $39 per unit and a 23.5% increase in the number of containers sold, partially offset by a decrease from an average net loss on sales-type leases of $398 per unit from 256 containers placed in sales-type leases in 2016 compared to an average net gain on sales-type leases of $51 per unit from 468 containers placed on sales-type leases in 2015.
(9)	The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.41 percentage points, partially offset by an increase in average interest rate swap notional amounts of $352,525.

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment decreased $56,275 (-38.9%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Increase in depreciation expense	$(28,435	)(1)
Increase in container impairment	(22,237	)(2)
Decrease in gains on sale of containers, net	(9,616	)(3)
Change from bad debt recovery, net in 2014 to bad debt expense, net in 2015	(5,270	)(4)
Change from unrealized gains on interest rate swaps, collars and caps, net in 2014 to unrealized losses on interest rate swaps, collars and caps, net in 2015	(3,459	)(5)
Increase in realized losses on interest rate swaps, collars and caps, net	(2,530	)(6)
Increase in direct container expense	(476	)(7)
Decrease in interest expense	9,410	(8)
Increase in lease rental income	6,045	(9)
Other	293

	$(56,275)

(1)	The increase in depreciation expense was primarily due to a $17,916 increase resulting from an increase in the size of our owned fleet and a $10,519 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated to their previous residual value.
(2)	The increase in container impairment was due to a $21,223 increase in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $1,968 impairment net of estimated insurance proceeds for 2015 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent in 2015, partially offset by a $954 decrease in impairments for containers that were unlikely recoverable from lessees in default.
(3)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $98 per unit, a decrease in average gains on sales-type leases of $477 per unit and a decrease from 468 containers placed on sales-type leases in 2015 compared to 826 containers placed on sales-type leases in 2014, partially offset by a 14.2% increase in the number of containers sold.
(4)	Bad debt expense (recovery), net, changed from a net recovery of $240 in 2014 to a net expense of $5,026 in 2015 primarily due to $4,958 of proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, as compared to a provision of $2,574 during 2015 resulting from a customer that became insolvent in 2015 and management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2015.

(5)	Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net gain of $1,512 in 2014 to a net loss of $1,947 in 2015 primarily due to an increase in long-term interest rates during 2014 compared to a decrease in long-term interest rates in 2015.
(6)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $388,355, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.11 percentage points.
(7)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included increases in repositioning expense and repair and recovery costs for slow-paying and bankrupt lessees. The increase in direct container expense also included an increase in inter-segment management fees of $679 paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet, partially offset by a decrease in inter-segment sales commissions of $102 paid to our Container Resale segment primarily due to decrease in average sales proceeds of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(8)	Interest expense for 2015 included the write-off of unamortized debt issuance costs of $160 and $298 related to the amendment of T’s revolving credit facility and the amendment of TMCL IV’s secured debt facility, respectively. Interest expense for 2014 included the write-off of unamortized debt issuance costs of $6,424 and $390 related to the early redemption of TMCL’s bonds and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for 2015 compared to 2014 was due to a decrease in average interest rates of 0.44 percentage points, partially offset by an increase in average debt balances of $351,998.
(9)	The increase in lease rental income was primarily due to a 6.6% increase in our owned fleet size and a 0.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates.

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $8,171 (-31.1%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(9,466	)(1)
Increase in short term incentive compensation expense	(1,211	)(2)
Decrease in long term incentive compensation expense	997	(3)
Decrease in general and administrative expense	507	(4)
Decrease in amortization expense	413	(5)
Other	589

	$(8,171)

(1)	The decrease in management fees was primarily due to a $7,009 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet, a $1,926 decrease in management fees from external customers resulting from a 7.5% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives and a $531 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to an decrease in the amount of owned container purchases. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The increase in short-term incentive compensation expense was due to an increase in the incentive compensation awards for 2016 compared to 2015.
(3)	The decrease in long-term incentive compensation expense was due to share options and restricted share units granted under the 2007 Plan in 2010 and an adjustment to forfeiture rates in 2016, partially offset by additional share options and restricted share units that were each granted under the 2015 Plan in November 2015 and 2016.
(4)	The decrease in general and administrative expense due to decreases in professional fees, rent expense, compensation costs and travel and entertainment expense, partially offset by an increase in information technology costs.

(5)	The decrease in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.

Income before income taxes and noncontrolling interests attributable to the Container Management segment decreased $3,993 (-13.2%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(5,066	)(1)
Increase in general and administrative expense	(1,340	)(2)
Increase in amortization expense	(731	)(3)
Decrease in short-term incentive compensation expense	2,849	(4)
Other	295

	$(3,993)

(1)	The decrease in management fees was primarily due to a $4,091 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in the amount of owned container purchases and a $1,654 decrease in management fees from external customers resulting from a 6.8% decrease in the size of the managed fleet primarily due to disposals of containers that reached the end of their useful lives, partially offset by a $679 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increased size of the owned fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The increase in general and administrative expense due to an increase in compensation costs, professional fees, and information technology costs.
(3)	The increase in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital Intermodal, Amficon and Capital fleets.
(4)	The decrease in short-term incentive compensation expense was due to a decrease in the incentive compensation awards for 2015 compared to 2014.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment decreased $3,157 (-33.8%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(1,848	)(1)
Increase in amortization expense	(725	)(2)
Change from gains on container trading, net in 2015 to losses on container trading, net in 2016	(492	)(3)
Other	(92)

	$(3,157)

(1)	The decrease in management fees was due to a decrease in sales commissions resulting from a $1,611 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of owned container sales, partially offset by an increase in the volume of owned container sales and a $237 decrease in sales commissions from external customers primarily due to a decrease in average sales proceeds of managed container sales, partially offset by an increase in the volume of managed containers sales. Inter-segment sales commissions are eliminated in consolidation.
(2)	The increase in amortization expense was primarily due to a revision in management fees revenue estimates for the Capital Intermodal, Amficon and Capital fleets.
(3)	(Losses) gains on container trading, net changed from a net gain of $208 in 2015 to a net loss of $284 in 2016 primarily due to a decrease in average sales margin per container, partially offset by a 73.4% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment decreased $914 (-8.9%) from 2014 to 2015. The following table summarizes the variances included within this decrease:

Increase in amortization expense	$(504	)(1)
Decrease in gains on container trading, net	(329	)(2)
Decrease in bad debt recovery, net	(232	)(3)
Decrease in management fees	(219	)(4)
Decrease in short-term incentive compensation expense	313	(5)
Other	57

	$(914)

(1)	The increase in amortization expense was primarily due to a revision in management fees revenue estimates for the Capital Intermodal, Amficon and Capital fleets.
(2)	The decrease in gains on container trading, net was due to a 51.7% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell and a decrease in average sales margin per container.
(3)	The decrease in bad debt recovery, net was primarily due to proceeds received during 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts.
(4)	The decrease in management fees was due to a decrease in sales commissions resulting from a $117 decrease in sales commissions from external customers and a $102 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of managed and owned container sales. Inter-segment sales commissions are eliminated in consolidation.
(5)	The decrease in short-term incentive compensation expense was due to a decrease in the incentive compensation awards for 2015 compared to 2014.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments decreased $1,267 (-29.6%) from 2015 to 2016 primarily due to a $1,110 decrease in corporate overhead expense resulting primarily from a decrease in professional fees.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $992 (30.1%) from 2014 to 2015 primarily due to a $759 increase in corporate overhead expense resulting primarily from an increase in professional fees and $224 of intercompany recharge expense in 2015 in related to a share compensation reimbursement arrangement, which is eliminated in consolidation.

Segment eliminations increased $847 (107.8%)from 2015 to 2016 and consisted of a $531 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $316 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations changed from a net loss of $3,888 in 2014 to net income of $786 in 2015 and consisted of a $4,091 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $564 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 64% of our direct container expenses in 2016 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2016, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of income and expenses during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimates are made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases that will reduce finance lease income.

Our leases typically require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a Damage Protection Plan (“DPP”) pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as-earned basis. Fees are typically calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. As of December 31, 2016, we estimate the useful lives of our dry containers (other than open top and flat rack containers), refrigerated containers, tank containers and open top and flat rack containers to be 13-14, 12, 20 and 14-16 years, respectively. As of December 31, 2016, we estimate the residual values of our primary dry containers (other than open top and flat rack containers) to be $950 for a 20’, $1,150 for a 40’, and $1,300 for a 40’ high cube. We estimate the residual value of our 40’ high cube refrigerated containers to be $4,500.

We assessed the estimates used in the Company’s depreciation policy on a quarterly basis during the years ended December 31, 2016 and 2015. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. During the third quarter of 2015, the Company assessed the estimates contained in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to August 2015 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry. This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through year-to-date August 2015) and two periods of strong container demand (2008 and 2010 through 2012). We believe the best comparison points are the weighted averages for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Dry containers			Refrigerated Containers
	20’	40’	40’ High Cube	40’ High Cube
Weighted average sales price from 2008 to August 2015 (excludes the highest and lowest periods)	$1,268	$1,584	$1,786	$6,120
Average sales price:
2014	$1,182	$1,372	$1,556	$6,665
Year-to-date August 2015	$1,015	$1,192	$1,329	$3,990

While our average sales prices for the 20’ and 40’ dry containers and the 40’ high cube refrigerated containers had been below their residual values year-to-date August 2015, we did not believe the decline in value to be indicative of a permanent decline in value because the average sales prices of those containers were well above the containers’ residual values in 2014. We do not adjust long-term residual value estimates based on short-term data points (including year-to-date 2015 average sales prices shown above). Accordingly, we did not adjust the residual values of those containers. The average sales price for the 40’ high cube dry containers was significantly below its residual value in both 2014 and year-to-date August 2015 so the Company performed additional qualitative analyses and concluded a change in the residual value was warranted as the decline in value was indicative of a permanent decline. Accordingly, beginning July 1, 2015, we changed our residual value estimate from $1,650 for a 40’ high cube to $1,450. The effect of reducing estimated residual values of containers has been and will continue to be an increase in depreciation expense and gain on sales of containers, net as compared to what would have been reported using the previous estimate.

During the third quarter 2016, the Company reassessed the estimates contained in its depreciation policy. As previously mentioned, we do not adjust long-term residual value estimates based on short-term data points including year-to-date July 2016 average sales prices shown in the table below.

Periods	Dry Containers			Refrigerated Containers
	20’	40’	40’ High Cube	40’ High Cube
Weighted average sales price from 2008 to July 2016 (excludes the highest and lowest periods)	$1,172	$1,474	$1,645	$4,931
Average sales price:
2015	$966	$1,132	$1,229	$3,747
Year-to-date July 2016	$734	$835	$914	$3,626

The average sales prices for 20’, 40’ and 40’ high cube dry containers were significantly below their residual values in both 2015 and year-to-date July 2016 so the Company performed additional qualitative analyses and concluded a change in the residual values was warranted as the decline in value was indicative of a permanent decline. Accordingly, beginning July 1, 2016, the Company further decreased the estimated future residual value of its 40’ high cube dry containers and also decreased the estimated future residual value of its 20’ and 40’ dry containers and 40’ folding flat rack containers. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. While the average sales price for 40’ high cube refrigerated containers have been below their residual value year-to-date July 2016 and in 2015, the Company does not believe the average sales price for those containers to be indicative of a decline in value because the containers that were disposed during those periods were lower cost containers that were not representative of the Company’s fleet of 40’ high cube refrigerated containers. Accordingly, the Company did not adjust the residual value of its 40’ high cube refrigerated containers.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2016		2015 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20’	13	$950	13	$1,050
40’	14	$1,150	13	$1,300
40’ high cube	13	$1,300	13	$1,450	(1)
45’ high cube dry van	13	$1,500	13	$1,500
Refrigerated containers:
20’	12	$2,750	12	$2,750
20’ high cube	12	$2,049	12	$2,049
40’ high cube	12	$4,500	12	$4,500
Open top and flat rack containers:
20’ folding flat rack	15	$1,300	14	$1,300
40’ folding flat rack	16	$1,700	14	$2,000
20’ open top	15	$1,500	14	$1,500
40’ open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost

(1)	For the six months ended June 30, 2015, the estimated residual value of 40’ high cube dry containers was $1,650.

If disposal prices for other containers continue to remain below their residual value estimates, a further change in the estimates of the residual values of those containers may be necessary and we may be required again to recognize increased depreciation expense. Furthermore, if market conditions in the future warrant a change in the estimated useful lives of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income. An increase in either the useful life or residual value of our containers would result in reduced depreciation expense and increased net income.

Container Impairment. On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. We performed a quantitative impairment assessment of our containers held for use as of December 31, 2016 to corroborate that there were no impairment triggers by comparing the total expected undiscounted cash flows of each asset group to its carrying value. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type. The estimated undiscounted cash flows was based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations.

Some of the significant estimates and assumptions used to determine future undiscounted cash flows are expected utilization, remaining useful lives, expected future daily per diem rental rates and expected sales prices of used containers. We consider the assumptions on expected utilization, expected future daily per diem rental rates, and expected sales prices of used containers to have the greatest impact on our estimate of future undiscounted cash flows. In performing the analysis we used assumptions reflecting the weak market conditions at December 31, 2016 and maintained these assumptions for the remaining lives of our containers held for use. These assumptions were well below the historical averages.

The material assumptions used in calculating each asset group’s future cash flows are as follows:

•	Utilization remained at the December 31, 2016 levels by equipment type (overall fleet utilization of 94.2%) for the remaining life of the fleet.

•	Remaining useful lives were consistent with the useful life assumptions used in our depreciation policy.

•	Containers are re-leased at forecasted daily per diem rental rates based on current market rates.

•	Used containers sold during the first two years after December 31, 2016 are sold at forecasted prices based on current market prices and used containers sold in the years following the first two years after December 31, 2016 are sold at prices equal to their estimated residual values used in our depreciation policy.

The estimated undiscounted future cash flows calculated based on the material assumptions outlined exceeded the carrying value of our containers held for use by $718.5 million in total. The following table details the results of the Company’s impairment analysis by equipment type:

	Carrying Value	Excess Cash Flow Over Carrying Value	% Excess
Dry containers other than open top and flat rack containers:
20’	$1,097,361	$221,332	20.2%
40’	177,031	37,113	21.0%
40’ high cube	1,456,224	184,572	12.7%
45’ high cube dry van	22,866	5,731	25.1%
Refrigerated containers:
20’	20,590	7,068	34.3%
20’ high cube	3,201	1,954	61.0%
40’ high cube	835,149	179,924	21.5%
Open top and flat rack containers:
20’ folding flat	13,770	4,795	34.8%
40’ folding flat	30,986	21,709	70.1%
20’ open top	9,979	7,539	75.5%
40’ open top	23,339	13,313	57.0%
Tank containers	29,838	33,497	112.3%

	$3,720,334	$718,547	19.3%

In order to determine the sensitivity surrounding our assumptions, we further decreased utilization by 500 basis points, and also decreased sales prices further by 10%, noting that the non-impairment conclusion remained valid.

All of the key assumptions used in the impairment test are subject to significant uncertainty and are influenced by factors outside of our control. These factors include, but are not limited to, the future rate of global trade growth, the demand from our customers for leased containers and changes in component (steel) costs.

In addition to the impact of the above factors, our different equipment types are impacted by other factors that are often outside of our control. The most significant factors affecting our container fleet will likely be changes in future steel prices which will impact the cost of a new container, lease rates and disposal prices. Additional factors affecting our refrigerated containers are changes in refrigeration technology and/or changes in the regulatory environment related to refrigerated gas, which could affect future lease rates, useful lives, and disposal prices.

In 2016, 2015 and 2014 the Company recorded impairments for containers that were unlikely recoverable from lessees in default. When an impairment exists, the containers are written down to their fair value. This fair value is then the containers’ new cost basis and is depreciated over their remaining useful lives in marine services to their estimated residual values. Any impairment charge results in decreased net income.

We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

We will continue to monitor the performance of our container fleet and evaluate the key factors driving market conditions and assess the assumptions used in our impairment testing analysis should market conditions warrant a reassessment.

Allowance for Doubtful Accounts

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each shipping line customer and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

Our credit department sets and reviews credit limits for new and existing shipping line customers and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists shipping line customers and container sales customers at or near their credit limits. New leases of containers by shipping line customers on the credit watch report would only be allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our shipping line customers and container sales customers, our broad network of relationships in the container shipping industry that provide current information about shipping line customers’ and container sales customers’ market reputations and our focus on collections.

Other factors reducing losses due to default by a lessee or customer include the growth in the container shipping industry, effective collection tools, our historically high recovery rate for containers in default situations and the re-marketability of our container fleet. The growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults for most of our customers, in addition to the insurance that our customers are required to obtain, however our equipment recovery insurance is subject to high deductibles and has coverage limits and exclusions. In recent years our container recovery rate has declined as we have experienced several defaults where the containers are difficult to locate or when located are subject to liens for repairs and/or storage that make recovery uneconomical.

During 2012 through 2016, we recovered 66% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease excluding containers to Hanjin. We are in the process of recovering Hanjin containers and on February 16, 2017 we disclosed that 80% of the containers formerly leased to Hanjin have been either turned in to us or approved for return. We also disclosed that a further 13% of the containers are under active recovery discussions.. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered by insurance and we are reimbursed above our deductible amount.

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance would be recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would record a valuation allowance and make a corresponding change to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We account for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Should an audit by a taxing authority result in settlement for an amount greater than the amount we have reserved, we will incur additional tax expense and a reduction in net income.

Recent Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”). ASU 2015-02 requires an entity to re-evaluate whether they should consolidate under the revised consolidation model. This amendment modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting entities, eliminates the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities with interests in VIEs, particularly those that have fee arrangements and related party relationships. The updated guidance is effective for periods beginning after December 15, 2015. We adopted ASU No. 2015-02 on January 1, 2016 and there was no impact on our consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this simplification, debt issuance costs were capitalized as an asset (i.e., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15, Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which requires the use of the retrospective method, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We adopted both ASU 2015-03 and ASU 2015-15 on January 1, 2016, which resulted in a reclassification of $19,900 debt issuance costs associated with our long-term debt (including current maturities) consisting of $7,147 and $12,753 previously included in prepaid expenses and other current assets and other assets, respectively, to long-term debt (including current maturities) in our consolidated balance sheet at December 31, 2015.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). This amendment intends to simplify the presentation of deferred income taxes and more closely align the presentation of deferred taxes under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The deferred income tax assets and liabilities, with any related valuation allowance, will be offset and presented as a single noncurrent amount in a classified statement of financial position. An entity shall not offset deferred tax assets and liabilities attributable to different tax-paying components of the entity or to different tax jurisdictions. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early application permitted. ASU 2015-17 may be applied using the prospective method or the retrospective method to all periods presented. We early adopted ASU 2015-17 on January 01, 2016 using the retrospective method, which resulted in a reclassification of $1,203 current deferred taxes assets to non-current deferred taxes assets in our consolidated balance sheet at December 31, 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. We do not expect the adoption of ASU 2014-09 to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles of existing lease requirements. A lessee will account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. ASU 2016-02 requires the use of the modified retrospective method to all periods presented. We are evaluating the potential impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). This amendment intends to improve the accounting for employee share-based payments under U.S. GAAP. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption of ASU 2016-09 is permitted. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value will be applied using a modified retrospective transition method, amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively and amendment requiring recognition of excess tax benefits and tax deficiencies in the income statement will be applied prospectively. ASU 2016-09 may be applied either using a prospective transition method or a retrospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows. We are evaluating the potential impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and classified in the statement of cash flows for debt prepayments or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method to all periods presented. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This amendment requires that statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-18 is permitted. ASU 2016-18 requires the use of the retrospective transition method to all periods presented. We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

B. Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents of $84,045. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II” ), TW (the “TW Credit Facility”), and TAP Funding (the “TAP Funding Revolving Credit Facility), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds” and “2014-1 Bonds”, respectively). As of December 31, 2016, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan and the 2013-1 and 2014-1 Bonds (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$955,060	$244,940	$1,200,000	$955,060	$4,684	$959,744
TMCL IV Secured Debt Facility	141,400	158,600	300,000	141,400	17,898	159,298
TL Revolving Credit Facility	675,620	24,380	700,000	675,620	24,380	700,000
TL Revolving Credit Facility II	175,148	14,852	190,000	175,148	14,852	190,000
TW Credit Facility	122,723	—	122,723	122,723	—	122,723
TAP Funding Revolving Credit Facility	150,000	—	150,000	150,000	—	150,000
TL Term Loan	396,313	—	396,313	396,313	—	396,313
2013-1 Bonds (1)	203,107	—	203,107	203,107	—	203,107
2014-1 Bonds (2)	236,097	—	236,097	236,097	—	236,097

Total (3)	$3,055,468	$442,772	$3,498,240	$3,055,468	$61,814	$3,117,282

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $704.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $63.
(3)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $16,404.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TL Revolving Credit Facility, TL Revolving Credit Facility II, and TAP Funding Revolving Credit Facility and intend to continue to utilize these facilities in the future. In 2013 and 2014, at such time as our secured debt facilities reached an appropriate size, the facilities were refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancing at such times as the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 15 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends, if any, on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend, if any, accordingly. The TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan also prohibit TL from paying dividends to TGH in excess of 70% of TL’s immediately preceding four quarters of net income attributable to TL excluding unrealized losses (gains) on interest rate swaps, collars and caps, net. A substantial amount of cash used by TGH to pay dividends to its common shareholders has historically been received from TL in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2016, cumulative earnings of approximately $35,661 would be subject to income taxes of approximately $10,698 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit market in 2008 and 2009 had a significant adverse impact on a number of financial institutions and Hanjin’s bankruptcy in 2016 had a significant adverse impact on the liquidity of the container leasing industry. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of any further disruptions in the credit environment.

Description of Indebtedness

TMCL II Secured Debt Facility. TMCL II has a securitization facility with a total commitment of $1,200,000 (the “TMCL II Secured Debt Facility”). Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility. Of the total commitment amount, $955,060 had been drawn and the additional amount available for borrowing, as limited by TMCL II’s borrowing base, was $4,684 at December 31, 2016.

TMCL II is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month London Inter Bank Offered Rate (“LIBOR”) plus 1.70% during the revolving period prior to the Conversion Date (September 15, 2017). During the period from December 20, 2016 until February 28, 2017 (“Deferral Period”), TMCL II is also required to pay 1% per annum deferral fee. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. In addition, there is an agent’s fee, which is payable monthly in arrears. During the Deferred Period, all the excess cash will be trapped in TMCL II bank account.

Under the TMCL II Indenture, TGH, TMCL II and TGH’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), must maintain certain financial covenants, including the following (i) TMCL II must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly-owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. During the Deferred Period, financial covenant (i) for Q4, 2016 described above is delayed until February 28, 2017. We were in compliance with these requirements at December 31, 2016.

The TMCL II Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL II’s containers, certain contracts related to TMCL II’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL II’s containers, and all other assets of TMCL II to the extent that they relate to the containers. Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s total assets, which amounted to $1,396,939 at December 31, 2016. The Secured Debt Facility also contains restrictive covenants regarding the average age of TMCL II’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL II and TEML were in compliance at December 31, 2016.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL II Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL II’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2016.

Events of default under the TMCL II Indenture include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	TMCL II becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events;

•	TL or its affiliates shall fail to own all of the authorized and issued shares of TMCL II;

•	during the Deferral Period, TMCL II shall declare or make a dividend or other distribution of cash to TL including a distribution of any amounts otherwise payable to TMCL II from the Trust Account or any Series Account;

•	during the Deferral Period, TMCL II acquires additional Containers from TL, any Affiliate of TL or any other Person;

•	during the Deferral Period, TMCL II sells, transfers or conveys any Managed Container to TL or any Affiliate of either TL or TGH;

•	during the Deferral Period, an event of default (determined without regard to any waiver or curative amendment) shall occur under any Funded Debt Document of either TL or TGH.

TMCL IV Secured Debt Facility. TMCL IV has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes 2013-1 (“2013-1 Notes”) with a total commitment of up to $300,000 (the “TMCL IV Secured Debt Facility”). TMCL IV’s ongoing container financing requirements have been funded by commitments under the TMCL IV Secured Debt Facility. Of the total commitment amount, $141,400 had been drawn and the additional amount available for borrowing, as limited by TMCL IV’s borrowing base, was $17,898 at December 31, 2016. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 1.95% during the revolving period prior to the Conversion Date (February 2, 2018). During the period from December 21, 2016 until February 28, 2017 (“Deferral Period”), TMCL IV was also required to pay 1% per annum deferral fee. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility is less than 50% of the total commitment; otherwise, the commitment fee is 0.40%. During the Deferred Period, all the excess cash was trapped in TMCL IV bank account.

Prior to the Conversion Date, each of the 2013-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2013-1 Note. As a result, the amount funded under such 2013-1 Notes may be less than the face amount of that 2013-1 Note. TMCL IV may request funding under the 2013-1 Notes from time to time prior to the Conversion Date. Each of the 2013-1 Notes provides for payments of interest only during the period from its inception until its Conversion date, with a provision that if not renewed the 2013-1 Notes will be payable in full on the final payment date, two years after the Conversion Date.

Under the TMCL IV Indenture, TGH, TMCL IV, TEML and TEMUS must maintain certain financial covenants, including the following (i) TMCL IV must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TMCL IV and TGH must maintain at least a 0.90:1.00 container disposition ratio; (iii) TEML may not incur more than $1,000 of consolidated funded debt; (iv) TEML must make at least $2,000 in after-tax profits annually; (v) TEML US may not incur more than $1,000 of consolidated funded debt (vi); TEML US must make at least $200 in after-tax profits annually; and (vii) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. According to the TMCL IV Amendment dated December 21, 2016, financial covenant (i) for the fourth quarter 2016 described above was delayed until February 28, 2017. We were in compliance with these requirements at December 31, 2016.

The TMCL IV Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL IV’s containers, certain contracts related to TMCL IV’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL IV’s containers, and all other assets of TMCL IV to the extent that they relate to the containers. Under the terms of the TMCL IV Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL IV’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s total assets, which amounted to $231,015 at December 31, 2016. The TMCL IV Secured Debt Facility also contains restrictive covenants regarding the ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL IV and TEML were in compliance at December 31, 2016.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL IV Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL IV’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2016.

Events of default under the 2013-1 Notes include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured and no replacement manager shall have been appointed and assumed the management of all Terminated Managed Containers per the Management Agreement within a specific period;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	TMCL IV becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain ERISA events;

•	during the Deferral Period, TMCL IV would have declared or made a dividend or other distribution of cash or property to TL including a distribution of any amount otherwise payable to TMCL IV from the Trust Account, the Series 2013-1 Series Account or the Excess Funding Account. All amounts available for distribution to TMCL IV from the Series 2013-1 Account would be retained in the Excess Funding Account for the duration of the Deferral Period;

•	during the Deferral Period, TMCL IV would have acquired additional containers from TL, any Affiliate of TL or any other Person;

•	during the Deferral Period, TMCL IV would have sold, transferred or conveyed any Managed Container to TL or any Affiliate of TL;

•	during the Deferral Period, an event of default would have occurred under any Funded Debt Document of either TL or TGH.

TL Revolving Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement”) with a total commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility, together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through the Maturity Date. The interest rate on the TL Revolving Credit Facility, payable monthly in arrears, is U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75% during the revolving period prior to the Maturity Date (June 19, 2020). There is a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which is payable in arrears. The spread and the commitment fee vary based on the leverage of TGH. In addition, there is an agent’s fee, which is payable annually in advance. As of December 31, 2016, $675,620 was outstanding under the TL Revolving Credit Facility.

Under the terms of the TL Revolving Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. The TL Revolving Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $24,380 at December 31, 2016.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require (1) TGH and TL each to maintain a consolidated leverage ratio of 4.00 to 1.00 or less; (2) TGH to maintain a minimum consolidated interest coverage ratio of 1.50 to 1.00; and (3) TL to maintain a minimum consolidated interest coverage ratio of 2.00 to 1.00. According to the amendment dated October 26, 2016, the financial covenant (2) and (3) were waived until February 28, 2017. We were in compliance with all required covenants at December 31, 2016.

Except during the period from and excluding September 30, 2016 through and including February 28, 2017 that borrower is required to repay the outstanding borrowing in an amount equal to the greater of (x) 100% of the net proceeds of such disposition and (y) 85% of the net book value of the Marine Containers disposed, no repayment of the principal amount of outstanding borrowings is required until June 19, 2020, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans to the amount of the borrowing base.

The TL Revolving Credit Facility is secured by certain container-related assets of TL. TGH acts as a guarantor of the TL Revolving Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the TL Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL II, TMCL III, TMCL IV, TAP Funding, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or deemed made;

•	a default in required payment by TL or TGH on certain indebtedness or guarantee in excess of $15,000;

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain ERISA events;

•	actual or asserted invalidity or impairment of any loan documentation;

•	change of control of TGH, TL, TMCL II, TMCL III, TMCL IV and TEML;

•	during the period from and excluding September 30, 2016 through and including February 28, 2017:

•	would have made or committed to capital expenditures (including without limitation for purchases of Marine Containers) in excess of an aggregate of $146,000 for capital expenditures committed prior to October 14, 2016;

•	would have failed to repay the outstanding borrowing in an amount equal to the greater of (x) 100% of the net proceeds of such disposition and (y) 85% of the net book value of the Marine Containers disposed;

•	would have disposed containers other than permitted in the Amendment dated October 26,2016;

•	would have declared or made any restricted payments;

•	would have less than $25,000 in cash or cash equivalents that is unrestricted and unencumbered.

TL Revolving Credit Facility II. TL has a credit agreement with ABN AMRO Capital USA LLC and other lenders to provide it with a revolving credit facility (the “TL Credit Agreement II”) with a total commitment amount of up to $190,000 (the “TL Revolving Credit Facility II”). The TL Revolving Credit Facility II provides for payments of interest only during its term, beginning on its inception date through July 23, 2020, the Maturity Date. The interest rate on the TL Revolving Credit Facility II was based on either the base rate or LIBOR plus a spread between 0.8% and 1.5%, which varies based on TGH’s leverage. There is a commitment fee of 0.20% to 0.3% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears. Per amendment dated October 24, 2016, during the period from September 30, 2016 through February 28, 2017, the Applicable Rate for the commitment fee would be 0.30%, the Applicable Rate for Eurodollar Rate Loans would be 1.75%, and the Applicable Rate for Base Rate Loans would be 1.25%.” In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance. As of December 31, 2016, $175,148 was outstanding under the TL Revolving Credit Facility II.

Under the terms of the TL Revolving Credit Facility II, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Revolving Credit Facility. The TL Revolving Credit Facility II provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $14,852 at December 31, 2016.

The TL Revolving Credit Facility II contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Credit Facility II contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility II’s covenants require (1) TGH and TL each to maintain a consolidated leverage ratio of 4.00 to 1.00 or less; (2) TGH to maintain a minimum consolidated interest coverage ratio of 1.50 to 1.00; and (3) TL to maintain a minimum consolidated interest coverage ratio of 2.00 to 1.00. According to the amendment date October 24, 2016, the financial covenant (2) and (3) were waived until February 28, 2017. We were in compliance with all required covenants at December 31, 2016.

Except during the period from and excluding September 30, 2016 through and including February 28, 2017 that borrower is required to repay the outstanding borrowing in an amount equal to the greater of (x) 100% of the net proceeds of such disposition and (y) 85% of the net book value of the Marine Containers disposed, no repayment of the principal amount of outstanding borrowings is required until July 23, 2020, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans and letters of credit to the amount of the borrowing base.

The TL Revolving Credit Facility II is secured by certain container-related assets of TL. TGH acts as a guarantor of the TL Revolving Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the TL Credit Agreement II and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement II restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL II, TMCL III, TMCL IV, TAP Funding, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement II include, among others a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or deemed made;

•	a default in required payment by TL or TGH on certain indebtedness or guarantee in excess of $15,000;

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain ERISA events;

•	actual or asserted invalidity or impairment of any loan documentation;

•	change of control of TGH, TL, TMCL II, TMCL III, TMCL IV and TEML;

•	during the period from and excluding September 30, 2016 through and including February 28, 2017:

•	would have made or committed to capital expenditures (including without limitation for purchases of Marine Containers) in excess of an aggregate of $146,000 for capital expenditures committed prior to October 14, 2016;

•	would have failed to repay the outstanding borrowing in an amount equal to the greater of (x) 100% of the net proceeds of such disposition and (y) 85% of the net book value of the Marine Containers disposed;

•	would have disposed containers other than permitted in the Amendment dated October 26,2016;

•	would have declared or made any restricted payments;

•	would have less than $25,000 in cash or cash equivalents that is unrestricted and unencumbered.

TW Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A. (“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $300,000 (the “TW Credit Facility”). The revolving credit period was terminated on July 29, 2016. TW’s primary ongoing container financing requirements are funded by commitments under the TW Credit Facility. The interest rate on the TW Credit Facility, payable monthly in arrears, is one-month LIBOR plus 2.0% through September 18, 2016. There is a commitment fee of 0.50% on the unused portion of the TW Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Credit Facility, which is payable monthly in arrears. There was no commitment fee subsequent to July 29, 2016. TW is required to make principal payments on a monthly basis for the outstanding loan principal amount that exceeds the borrowing base on such payment date. After July 29, 2016, the monthly principal payment amount is now equal to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three-month interest. The aggregate loan principal balance is due on the maturity date, September 18, 2026. As of December 31, 2016, $122,723 was outstanding under the TWCL Revolving Credit Facility.

The TW Credit Facility is secured by TW’s containers and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing leases.

The TW Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $160,268 as of December 31, 2016. The TW Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Credit Facility contains certain restrictive financial covenants on TGH’s leverage, debt service coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums. We were in compliance with all such covenants at December 31, 2016.

We have made certain representations and warranties in the TW Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TW Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•	any of the loan documents shall be cancelled, terminated, revoked or rescinded or if the liens on the collateral shall cease to be perfected or to have the priority contemplated by the security documents without prior agreement of the lenders;

•	TW becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain ERISA events.

TAP Funding Revolving Credit Facility. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (the “TAP Funding Credit Agreement”) with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 1.75% through its Maturity Date, December 23, 2018. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. During the period from December 21, 2016 to February 28, 2017 (the “Deferral Period”), TAP Funding was required to pay a deferral fee of 0.5% per annum on aggregate loan principal balance. The revolving credit period ends on December 23, 2018 and the aggregate loan principal balance is due on the Maturity Date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $150,000 at December 31, 2016.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $0 at December 31, 2016.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $214,625 as of December 31, 2016. The TAP Funding Revolving Credit Facility also contains restrictive covenants, including limitations on TEML’s net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet. During the Deferral Period, certain earnings ratio was waived. TAP Funding was in full compliance with restrictive covenants at December 31, 2016.

We have made certain representations and warranties in the TAP Funding Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TAP Funding Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•	any of the loan documents shall be cancelled, terminated, revoked or rescinded or if the liens on the collateral shall cease to be perfected or to have the priority contemplated by the security documents without prior agreement of the lenders; TAP Funding becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain ERISA events;

•	a change of control occurs.

TL Term Loan. TL has a five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. The TL Term Loan was entered into on April 30, 2014 and proceeds from the TL Term Loan, our secured debt facilities and available cash were used to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the maturity date. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

The TL Term Loan is secured by a segregated pool of the containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the TGH’s net book value of containers.

TGH acts as an unconditional guarantor of the TL Term Loan. In addition, there is an agent’s fee which is payable annually in advance. The TL Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Term Loan contains restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. We were in compliance with all such covenants at December 31, 2016.

Events of default under the TL Term Loan include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made or deemed made;

•	a default in required payment by TL or TGH on certain indebtedness or guarantee in excess of $15,000;

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain ERISA events;

•	actual or asserted invalidity or impairment of any loan documentation;

•	change of control of TGH, TL, TMCL II, TMCL III, TMCL IV and TEML;

•	during the period from and excluding September 30, 2016 through and including February 28, 2017:

•	would have made or committed to capital expenditures (including without limitation for purchases of Marine Containers) in excess of an aggregate of $146,000 for capital expenditures committed prior to October 14, 2016;

•	would have failed to repay the outstanding borrowing in an amount equal to the greater of (x) 100% of the net proceeds of such disposition and (y) 85% of the net book value of the Marine Containers disposed;

•	would have disposed containers other than permitted in the Amendment dated October 26,2016;

•	would have declared or made any restricted payments;

•	would have less than $25,000 in cash or cash equivalents that is unrestricted and unencumbered.

2013-1 Bonds. TMCL III has issued $300,900 aggregate principal amount at 99.5% of par value of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) pursuant to its Series 2013-1 Supplement, dated as of September 25, 2013, to its Indenture, dated as of September 25, 2013 (as amended as of October 30, 3014) (the “TMCL III Indenture”). The 2013-1 Bonds are term notes and were purchased by various institutional investors.

Payments of principal and interest on the 2013-1 Bonds are due monthly. The 2013-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of September 20, 2023), but shall not exceed a maximum payment term of 25 years (with a legal final payment date of September 20, 2038). Under a 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate applicable to the 2013-1 Bonds is fixed at 3.90% per annum. Overdue payments of principal and interest on the 2013-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture and Series 2013-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2015.

The 2013-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2015.

2014-1 Bonds. TMCL III has issued $301,400 aggregate principal amount at 99.9% of par value of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) pursuant to its Series 2014-1 Supplement, dated as of October 30, 2014, to the TMCL III Indenture. The 2014-1 Bonds are term notes and were purchased by various institutional investors.

Payments of principal and interest on the 2014-1 Bonds are due monthly. The 2014-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a final target payment date of October 20, 2024), but shall not exceed a maximum payment term of 25 years (with a legal final payment date of October 20, 2039). Under a 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. TMCL III will not be permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to the payment date occurring on November 30, 2016. The interest rate applicable to the 2014-1 Bonds is fixed at 3.27% per annum. Overdue payments of principal and interest on the 2014-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

Under the TMCL III Indenture and Series 2014-1 Supplement, TGH, TMCL III, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL III must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt; (iii) TEML must make at least $2,000 in after-tax profits annually; (iv) TEML US may not incur more than $1,000 of consolidated funded debt; (v) TEML US must make at least $200 in after-tax profits annually; and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2016.

The 2013-1 and 2014-1 Bonds are all governed by the TMCL III Indenture and are secured by a pledge of, among other things, TMCL III’s containers, certain contracts related to TMCL III’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL III’s containers, and all other assets of TMCL III to the extent that they relate to the containers. Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL III’s book value of equipment, excess funding amount, restricted cash and direct financing and sales-type leases. The 2013-1 Bonds and 2014-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL III and TEML were in compliance at December 31, 2016.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the TMCL III Indenture and the 2013-1 Bonds and the 2014-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL III’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2016.

Events of default under the 2013-1 Bonds and the 2014-1 Bonds include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured and no replacement manager shall have been appointed and assumed the management of all Terminated Managed Containers per the Management Agreement within a specified period;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL III becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain ERISA events.

On February 27, 2017, TL entered into amendments of the TL Revolving Credit Facility, TL Revolving Credit Facility II and TL Term Loan, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility, TMCL II entered into an amendment of the TMCL II Secured Debt Facility and TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility (see Note 18 “Subsequent Event” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2016, 2015 and 2014:

	December 31,			% Change Between
	2016	2015 (1)	2014 (1)	2016 and 2015	2015 and 2014
	(Dollars in thousands)
Net (loss) income	$(55,923)	$113,984	$196,247	(149.1%)	(41.9%)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	342,012	257,974	168,873	32.6%	52.8%

Net cash provided by operating activities	286,089	371,958	365,120	(23.1%)	1.9%
Net cash used in investing activities	(288,625)	(305,627)	(601,410)	(5.6%)	(49.2%)
Net cash (used in) provided by financing activities	(28,780)	(57,564)	223,246	(50.0%)	(125.8%)
Effect of exchange rate changes	(233)	(240)	(112)	(2.9%)	114.3%

Net (decrease) increase in cash and cash equivalents	(31,549)	8,527	(13,156)	(470.0%)	(164.8%)
Cash and cash equivalents at beginning of year	115,594	107,067	120,223	8.0%	(10.9%)

Cash and cash equivalents at end of year	$84,045	$115,594	$107,067	(27.3%)	8.0%

(1)	Certain previously reported information has been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases. See Note 2 “Immaterial Correction of Errors in Prior Periods” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

Operating Activities

Net cash provided by operating activities decreased $85,869 (-23.1%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for noncash items	$(59,652	)(1)
Larger increase in accounts receivable in 2016 compared to 2015	(9,565	)(2)
Increase in gains on sale of containers, net	(6,099	)(3)
Larger increase in due to owners, net in 2016 compared to 2015	(5,523	)(4)
Increase in accounts payable and accrued expenses in 2016 compared to a decrease in 2015	(4,771	)(5)
Smaller decrease in trading containers in 2016 compared to 2015	(1,374	)(6)
Other, net	1,115

	$(85,869)

(1)	The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits and unrealized (gains) losses on interest rate swaps, collars and caps, net was primarily due to a 12.9% decrease in average per diem rental rates and a 2.2 percentage point decrease in utilization for our owned fleet, partially offset by a 4.1% increase in our owned fleet size due to the purchase of new and used containers.
(2)	The larger increase in accounts receivable, net in 2016 compared to 2015 was due to a larger fleet size in 2016 and the timing of when collections on accounts receivable were received.
(3)	The increase in gains on sale of containers, net was due to an increase in average sales proceeds of $39 per unit and an 23.5% increase in the number of containers sold, partially offset by a decrease in average net gains on sales-type leases.
(4)	The larger increase in due to owners, net in 2016 compared to 2015 was due to the timing of when payments were made.
(5)	The increase in accounts payable and accrued expenses in 2016 compared to a decrease in 2015 was due to the timing of when payments were made.
(6)	The smaller decrease in trading containers in 2016 compared to 2015 was due to a change in the number of trading containers that were held for sale.

Net cash provided by operating activities increased $6,838 (1.9%) from 2014 to 2015. The following table summarizes the variances included within this increase:

Decrease in gains on sale of containers, net	$9,616	(1)
Increase in long-term income tax payable in 2015 compared to a decrease in 2014	9,336	(2)
Decrease in net income adjusted for noncash items	(5,707	)(3)
Smaller decrease in trading containers in 2015 compared to 2014	(4,494	)(4)
Increase in accounts receivable in 2015 compared to a decrease in 2014	(2,107	)(5)
Other, net	194

	$6,838

(1)	The decrease in gains on sale of containers, net was due to a decrease in average sales proceeds of $98 per unit, a decrease in average net gains on sales-type leases of $477 per unit and a 43.3% decrease in the number of containers placed on sales-type leases, partially offset by a 14.2% increase in the number of containers sold.
(2)	The increase in long-term income tax payable in 2015 compared to a decrease in 2014 was primarily due to a higher in the effective tax rate excluding the re-measurement of unrecognized tax benefits and released tax positions in 2015 compared to 2014, partially offset by a lower decrease in the level of income before tax and noncontrolling interests in 2015 compared to 2014.
(3)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits and unrealized (gains) losses on interest rate swaps, collars and caps, net was primarily due to a 4.8% decrease in average per diem rental rates, partially offset by a 0.5 percentage point increase in utilization for our owned fleet and a 6.6% increase in our owned fleet size due to the purchase of new and used containers.
(4)	The smaller decrease in trading containers in 2015 compared to 2014 was due to a change in the number of trading containers that were held for sale.
(5)	The increase in accounts receivable, net in 2015 compared to the decrease in 2014 was due to a larger fleet size in 2015 and the timing of when collections on accounts receivable were received.

Investing Activities

Net cash used in investing activities decreased $17,002 (-5.6%) from 2015 to 2016 due to a lower amount of container purchases, a lower proceeds from the sale of containers and fixed assets and a higher receipt of payments on direct financing and sales-type leases, net of income earned.

Net cash used in investing activities decreased $295,783 (-49.2%) from 2014 to 2015 due to a lower amount of container purchases and a lower proceeds from the sale of containers and fixed assets, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash used in financing activities decreased $28,784 (-50.0%) from 2015 to 2016. The following table summarizes the variances included within this decrease:

Decrease in dividends paid to Textainer Group Holdings Limited shareholders	65,325
Increase in net proceeds from revolving credit facilities	29,241
Purchases of treasury shares in 2015	9,149
Dividends paid to noncontrolling interests in 2015	2,994
Decrease in net tax benefit from share-based compensation awards	523
Increase in restricted cash in 2016 compared to decrease in 2015	(50,554)
Decrease in net proceeds from secured debt facilities	(25,440)
Capital contributions from noncontrolling interests in 2015	(1,850)
Proceeds received from the issuance of common shares upon the exercise of share options in 2015	(301)
Increase in principal payments on term loan	(187)
Increase in debt issuance costs paid	(116)

$28,784

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $223,246 in 2014 to net cash used in financing activities of $57,564 in 2015. The following table summarizes the variances included within this change:

Proceeds from term loan in 2014	$(500,000)
Proceeds from bonds payable in 2014	(301,298)
Decrease in net proceeds from secured debt facilities	(156,100)
Increase in principal payments on term loan	(15,300)
Decrease in net proceeds from revolving credit facilities	(9,584)
Purchases of treasury shares in 2015	(9,149)
Decrease in capital contributions from noncontrolling interest	(4,608)
Change in net tax benefit from share-based compensation awards	(3,457)
Dividends paid to noncontrolling interests in 2015	(2,994)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(2,195)
Decrease in principal payments on bonds payable	681,175
Higher decrease in restricted cash	23,543
Decrease in dividends paid to Textainer Group Holdings Limited shareholders	12,569
Decrease in debt issuance costs paid	6,588

$(280,810)

C. Research and Development, Patents and Licenses, etc.

We do not carry out research and development activities and our business and profitability are not materially dependent upon any patents or licenses. We have registered “TEXTAINER,” “TEX” and “tex” (logo) in the U.S. Patent and Trademark Office and in the patent and trademark agencies of thirteen countries as trademarks.

D. Trend Information

Please see Item 5, “Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E. Off-Balance Sheet Arrangements

At December 31, 2016, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2016:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$955,060	$81,771	$89,568	$89,568	$89,568	$604,585	$—
TMCL IV Secured Debt Facility	141,400	6,002	22,000	24,000	89,398	—	—
TL Revolving Credit Facility	675,620	—	—	—	675,620	—	—
TL Revolving Credit Facility II	175,148	—	—	—	175,148	—	—
TW Credit Facility	122,723	31,822	25,412	21,675	26,249	17,415	150
TAP Funding Revolving Credit Facility	150,000	—	150,000	—	—	—	—
TL Term Loan	396,313	31,600	31,600	333,113	—	—	—
2013-1 Bonds (1)	203,107	30,090	30,090	30,090	30,090	30,090	52,657
2014-1 Bonds (2)	236,097	30,140	30,140	30,140	30,140	30,140	85,397
Interest obligation (3)	315,245	87,880	82,907	66,725	46,881	24,958	5,894
Interest rate swaps and collar payable (4)	13,092	5,357	4,381	2,381	641	255	77
Office lease obligations	20,404	2,220	2,224	2,229	2,119	2,003	9,609

Total contractual obligations (5)	$3,404,209	$306,882	$468,322	$599,921	$1,165,854	$709,446	$153,784

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $704.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $63.
(3)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.82%.
(4)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.77%, for all periods, for all interest rate contracts outstanding as of December 31, 2016.
(5)	Future scheduled payments for all debts exclude prepaid issuance costs in an aggregate amount of $16,404.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 27, 2017. Our board of directors is elected annually on a staggered basis and each director holds office for three years or until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

David M. Nurek and Iain Brown are designated Class III directors, to hold office until our 2017 annual general meeting of shareholders, Philip K. Brewer and James E. McQueen are designated Class II directors, to hold office until our 2018 annual general meeting of shareholders and John A. Maccarone, Dudley R. Cottingham, and Hyman Shwiel are designated Class I directors, to hold office until our 2019 annual general meeting of shareholders. Directors may be re-elected when their term of office expires.

As of March 27, 2017, Trencor, through the Halco Trust and Halco, held a beneficiary interest in approximately 48.0% of our outstanding share capital. See Item 4, “Information on the Company—Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, two of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel(1)(2)(3)	72	Chairman
Philip K. Brewer	59	Director, President and Chief Executive Officer
Iain Brown	53	Director
Dudley R. Cottingham(1)(2)(3)	65	Director
John A. Maccarone(2)(3)	72	Director
James E. McQueen(1)(4)	72	Director
David M. Nurek(2)(3)(4)	67	Director
Robert D. Pedersen (5)	57	President and Chief Executive Officer of TEML
Olivier Ghesquiere	50	Executive Vice President - Leasing
Hilliard C. Terry, III	47	Executive Vice President and Chief Financial Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Mr. McQueen is a non-voting member.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Director of Trencor, the indirect beneficiary of 48.0% of our share interest.
(5)	Robert D. Pedersen will retire from his position as the President and Chief Executive of TEML effective March 31, 2017. The Board of Directors currently intends to nominate Mr. Pedersen for service on the Board of Directors as a Class III director. The nomination will be included in the 2017 Proxy and if elected by the shareholders, Mr. Pedersen is expected to join the Board in connection with the Annual Meeting in May 2017.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Philip K. Brewer was appointed President and Chief Executive Officer and to our board of directors in October 2011. Mr. Brewer served as our Executive Vice President from 2006 to October 2011, responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was Senior Vice President of our asset management group from 1999 to 2005 and Senior Vice President of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a Vice President and ending as a Managing Director and President of its Indonesian subsidiary. From 1989 to 1990, he was Vice President in Corporate Finance at Jardine Fleming. From 1987 to 1989, he was Capital Markets Advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm, in New York. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and an M.B.A. in Finance from Columbia University.

Iain Brown has been a member of our board of directors since May 2016.    Mr. Brown is a director of Container Investment Services Limited and has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty years. He holds a Bachelor of Science in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an MBA in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He is a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Executive Officers

For certain biographical information about Philip K. Brewer, see “Directors” above.

Robert D. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011 and will retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Olivier Ghesquiere was appointed Executive Vice President – Leasing in January 2017 and is responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry also serves on the board of trustees of the Oakland Museum of California. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Board of Directors

Our board of directors currently consists of seven members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2016 was approximately $2.1 million, which included approximately $0.2 million in bonuses and approximately $79 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. During 2016, our executive officers as a group were granted 10,000 and 132,066 share options, with an exercise price of $12.23 and $9.70 and an expiration date of May 19, 2026 and November 30, 2026, respectively, and 142,066 restricted share units through our 2015 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2016, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2016, all STIP participants, including our executive officers received 25.3% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2016 was approximately $517. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan and 2015 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan (“2007 Plan”) on August 9, 2007, and our shareholders approved the 2007 Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that could be granted pursuant to the 2007 Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Plan may be authorized, but unissued, or reacquired common shares. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2016, 1,210,889 shares were available for future issuance under the 2015 Plan.

The 2015 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2015 Plan may be either incentive share options under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” will administer the 2015 Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2015 Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2015 Plan will be ten years. The plan administrator will determine the term and exercise or purchase price of any other awards granted under the 2015 Plan.

Under the 2015 Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2015 Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2015 Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2015 Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2015 Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2015 Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2015 Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2015 Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

Under the 2015 Plan, a “corporate transaction” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity including by tender offer;

•	a reverse merger or amalgamation in which 40% or more of the common shares is acquired by an individual or entity;

•	a sale, transfer or other disposition of all or substantially all of the assets of Textainer Group Holdings Limited;

•	a merger, amalgamation or consolidation in which Textainer Group Holdings Limited is not the surviving entity; or

•	a complete liquidation or dissolution.

Under the 2015 Plan, a “change in control” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2015 Plan will automatically terminate in 2025. The board of directors will have authority to amend or terminate the 2015 Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2015 Plan in such a manner and to such a degree as required.

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key. Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into employment agreements with most of our executive officers. Each of these employment agreements contains provisions requiring us to make certain severance payments in case the executive officer is terminated without cause. The agreements terminate upon termination of employment. Employment is at-will for each of our executive officers and they may be terminated at any time for any reason. In addition, in the past we have entered into consulting arrangements with Mr. Hoelter, one of our directors.

Other than as disclosed above, none of our directors has service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

C.	Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•	We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•	Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Nurek is a director of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence and Mr. Shwiel serves as our Lead Independent Director.

•	We have established an audit committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with NYSE requirements that the audit committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our audit committee has three members, Messrs. Shwiel, Cottingham and McQueen. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. McQueen is a director of Trencor and has no voting rights.

•	We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has four members, Messrs. Cottingham, Maccarone, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a nominating and governance committee charter.

•	Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2015 Plan on May 21, 2015 and 2007 Plan on September 4, 2007. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•	Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2016, we employed 162 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 20, 2017:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,794,309 common shares issued and outstanding on March 20, 2017. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	48.0%
Trencor Limited (3)	27,278,802	48.0%
Isam K. Kabbani (4)	3,288,070	5.8%

Directors and Executive Officers
Philip K. Brewer (5)	507,165	*
Dudley R. Cottingham (6)	13,562	*
John A. Maccarone (7)	1,491,047	2.6%
James E. McQueen (8)	27,289,364	48.1%
David M. Nurek (9)	27,289,364	48.1%
Hyman Shwiel	15,562	*
Iain Brown (10)	27,280,202	48.0%
Robert D. Pedersen	409,133	*
Hilliard C. Terry, III	141,908	*
Olivier Ghesquiere	58,400	*
Current directors and executive officers (10 persons) as a group	29,938,103	52.7%

*	Less than 1%.
(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	November 14, 2012	November 14, 2013	November 19, 2014	November 12, 2015	May 19, 2016	May 19, 2016	November 30, 2016
Share options
Exercise price	$16.50	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	$34.14	$14.17	N/A	$12.23	$9.70
Expiration date	October 8, 2017	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	November 14, 2022	November 14, 2023	November 19, 2024	November 12, 2025	N/A	May 19, 2026	November 30, 2026
Philip K. Brewer	16,802	22,350	15,000	30,000	—	32,000	36,000	38,520	45,291	—	—	54,349
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	7,500	16,500	—	23,000	26,000	27,820	32,710	—	—	39,252
Hilliard C. Terry, III	—	—	—	—	10,000	11,000	12,500	13,375	15,726	—	—	19,265
Olivier Ghesquiere	—	—	—	—	—	—	—	—	—	—	10,000	19,200
Restricted share units
Philip K. Brewer	—	—	—	—	—	—	9,000	19,260	33,968	—	—	54,349
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	3,270	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	3,270	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	3,270	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	3,270	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	3,270	—	—
Robert D. Pedersen	—	—	—	—	—	—	6,500	13,910	24,532	—	—	39,252
Hilliard C. Terry, III	—	—	—	—	—	—	3,125	6,687	11,794	—	—	19,265
Olivier Ghesquiere	—	—	—	—	—	—	—	—	—		10,000	19,200

(2)	Percentage ownership is based on 56,794,309 shares outstanding as of March 20, 2017.
(3)

Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. McQueen and Mr. Nurek, both are members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor. Mr. McQueen and Mr. Brown are members of the board of directors of Halco.
(4)	Includes 3,280,778 shares held by Delmas Inv. Holding S.A, an affiliate of Mr. Kabbani and 7,292 shares held by Mr. Kabbani.
(5)	Includes 88,493 shares held by the Philip Brewer 2009 Trust and 11,783 shares held by a joint account of Mr. Brewer and Dr. Choi Yue Victoria Woo.
(6)	Includes 8,080 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary and 2,212 shares held by Mr. Cottingham.
(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 280,227 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.
(8)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor) and 7,292 shares held by Mr. McQueen. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.
(9)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor) and 7,292 shares held by Mr. Nurek. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.
(10)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Brown due to his position as a director of Halco), 600 shares held by the trust of IB Settlement, 100 shares held by the trust of Ryder Settlement and 700 shares held by Michelle Brown, Mr. Brown’s spouse. Mr. Brown is one of our directors and also a director of Halco. Mr. Brown disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

As of March 20, 2017, based on information available to the Company, 10,292 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

B.	Related Party Transactions

We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions, other than the provision, as permitted by Bermuda law, that we, or one of our subsidiaries, may enter into a contract in which our directors or officers are directly or indirectly interested if the director or officer discloses his interest to our board of directors at the first opportunity at a meeting of directors or in writing.

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2016 and 2015, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers to give such directors and officers, as well as their immediate family members, additional contractual assurances regarding the scope of indemnification set forth in our bye-laws, and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in our bye-laws. The indemnification agreements may require us, among other things, to indemnify such directors and officers, as well as their immediate family members, against liabilities that may arise by reason of their status or service as directors or officers and to advance expenses as a result of any proceeding against them as to which they could be indemnified.

Agreements with Needman Group Holdings Inc.

Textainer Equipment Management Limited has entered into a management agreement with Needman Group Holdings Inc., related to Textainer Equipment Management Limited’s management of containers owned by Needman Group Holdings Inc. Needman Group Holdings Inc. is under the trust IKK Settlement and Mr. Isam Kabbani, a former member of our board, is the settlor of the IKK Settlement. In 2016, 2015 and 2014, we managed approximately 9,000 TEU (for which we received approximately $250 in management fees), 9,000 TEU (for which we received approximately $168 in management fees) and 10,000 TEU (for which we received approximately $154 in management fees) for Needman Group Holdings Inc.

Agreements with Maccarone Container Fund, LLC

Textainer Equipment Management Limited has entered into a management agreement with Maccarone Container Fund, LLC, related to Textainer Equipment Management Limited’s management of containers owned by Maccarone Container Fund, LLC effective 2016. Director John Maccarone and his family members are the beneficial owners of Maccarone Container Fund, LLC. In 2016, we managed approximately 1,300 TEU (for which we received approximately $2 in management fees), for Maccarone Container Fund, LLC.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust include David Nurek and James McQueen, both are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Iain Brown and James McQueen are also members of the board of directors of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2016, 2015 and 2014, we received the following fees or commissions from LAPCO: (i) $2,282, $2,889 and $3,048, respectively, in management fees and (ii) $414, $474 and $634, respectively, in sales commissions. In 2016, 2015 and 2014, fees received under the LAPCO agreement accounted for 3.9%, 4.1% and 3.8%, respectively, of total combined Container Management and Container Resale segment revenue and 0.6%, 0.7% and 0.7%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

Halco acquired 2,100,000 common shares in the Company’s initial public offering on October 15, 2007 at the initial public offering price. The underwriters did not receive any discount or commission on these shares. The common shares that were purchased by Halco in the offering are not freely tradable in the public market due to Halco’s status as our “affiliate,” as such term is defined in Rule 144 under the Securities Act. See Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for further details on these trading restrictions.

Transactions with Container Investment Limited

A member of our board of directors, Iain Brown, serves as Director and owns 50% of Container Investment Limited (“CIS”). CIS is a U.K. company that provides administration and accounting services. In 2016, 2015 and 2014, the Company paid $63, $102, and $80, respectively, to CIS primarily for accounting services provided to the Company’s U.K. entity, Textainer Equipment Management (U.K.) Limited.

Transactions with Continental Management Ltd.

A member of our board of directors, Dudley R. Cottingham, is also a member of the board of directors of Continental Management Ltd (“Continental”). Continental is a Bermuda company that provides corporate representation, administration and management services. In 2016, 2015 and 2014, the Company paid $60, $58, and $66, respectively, to Continental primarily for Bermuda government annual fees and registered office fees.

Transactions with Umpqua Bank

Our Executive Vice President and Chief Financial Officer, Hilliard C. Terry, III, serves as a member of the Board of Directors of Umpqua Holdings Corporation, the NASDAQ listed holding company for Umpqua Bank and Umpqua Investments, Inc. Umpqua Bank is a lender with a less than 5% commitment in the $700,000 Credit Agreement with the Company’s wholly-owned subsidiary, Textainer Limited (“TL Credit Agreement”). Umpqua Bank participates in the TL Credit Agreement on the same terms as the other lenders in the facility.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company – Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2014:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2014	$0.47	$26,626
May 2014	$0.47	$26,644
August 2014	$0.47	$26,655
October 2014	$0.47	$26,723
February 2015	$0.47	$26,781
April 2015	$0.47	$26,783
July 2015	$0.47	$26,796
October 2015	$0.24	$13,719
February 2016	$0.24	$13,479
April 2016	$0.24	$13,577
August 2016	$0.03	$1,698

We are not required to pay dividends, and our shareholders do not have contractual or other rights, to receive dividends. The timing and amount of future dividends will be at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. See Item 3, “Key Information – Risk Factors,” for a discussion of these factors. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility or term loan of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

In 2014 we began calculating our earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions exceed our current and accumulated earnings and profits. We believe that some or all of our distributions will be treated as a return of capital to our U.S. shareholders and we report each quarter on our website at www.textainer.com whether that quarter’s distribution exceeds our current accumulated earnings and profits. The taxability of the dividends does not impact our corporate tax position. You should consult with a tax advisor to determine the proper tax treatment of these distributions.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2016, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2016	$15.72	$7.05
2015	$34.44	$13.48
2014	$39.87	$29.25
2013	$43.06	$31.98
2012	$39.00	$27.45
Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2016	$10.35	$7.05
Third quarter 2016	$13.08	$7.45
Second quarter 2016	$15.72	$9.76
First quarter 2016	$14.84	$7.31
Fourth quarter 2015	$20.38	$13.48
Third quarter 2015	$26.67	$15.66
Second quarter 2015	$31.80	$26.01
First quarter 2015	$34.44	$29.41
Monthly Highs and Lows (over the most recent six month period):
February 2017	$17.30	$13.55
January 2017	$14.40	$8.50
December 2016	$9.90	$7.45
November 2016	$10.35	$7.05
October 2016	$7.94	$7.15
September 2016	$8.90	$7.45

Transfer Agent

A register of holders of our common shares is maintained by Continental Management Limited in Bermuda and a branch register is maintained in the United States by Computershare Limited. The transfer agent and branch registrar for our common shares is Computershare Shareholder Services, Inc. and its fully owned subsidiary Computershare Trust Company, N.A., having its principal office at 250 Royall Street, Canton, MA 02021.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9, “Offer and Listing Details – Trading Markets” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC18896. We were incorporated on December 3, 1993 under the name Textainer Group Holdings Limited, prior to that time our business was based in Panama. Our headquarters office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda.

We incorporate by reference into this Annual Report on Form 20-F the description of our memorandum of association and our bye-laws contained in “Description of Share Capital” of our Registration Statement on Form F-1 filed with the SEC on September 26, 2007. Such information is a summary which does not purport to be complete and is qualified in its entirety by reference to our memorandum of association and our bye-laws, copies of which have been filed as Exhibits 3.1 and 3.2, respectively, to such Registration Statement.

C.	Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this Annual Report on Form 20-F other than contracts entered into in the ordinary course of business and other than those described in Item 4, “Information on the Company—History and Development of the Company—Significant Events” or elsewhere in this Annual Report on Form 20-F.

D.	Exchange Controls

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 48.0% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

E.	Taxation

The following discussion is a summary of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a summary of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. However, given recently enacted legislation, we intend to apply for an extension of this assurance through 2035. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $32, based on our assessable capital.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently available and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Any such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; certain former citizens or long-term residents of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to an investment in common shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their common shares as capital assets within the meaning of Section 1221 of the Code, which includes property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is any of the following:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax consequences to a partner in the partnership will depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in common shares.

Taxation of the Companies

Textainer and Non-U.S. Subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the U.S. is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 35% for a corporation’s effectively connected income and 30% for the branch profits tax.

A portion of our income is treated as effectively connected with the conduct of a trade or business within the U.S., and such effectively connected income is subject to U.S. federal income tax. U.S. federal income tax returns have been filed declaring such effectively connected income.

The determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis. In general, there is no clear test as to the nature and scope of activities that constitute being engaged in a

U.S. trade or business, and it is unclear how a court would construe the existing authorities with respect to our activities. Accordingly, it is possible that the IRS could assert that a significantly greater portion of our income than we currently report is derived from the conduct of a U.S. trade or business and therefore, is effectively connected income that is subject to U.S. federal income tax.

In addition to U.S. federal income tax on income associated with a U.S. trade or business, we are also subject to a 30% U.S. withholding tax imposed on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as rents, dividends and interest on investments), to the extent such amounts are not effectively connected income. This 30% U.S. withholding tax is subject to reduction by applicable treaties. Distributions by our U.S. subsidiaries to us are expected to be subject to this 30% U.S. withholding tax.

U.S. Subsidiaries

Our U.S. subsidiaries are subject to U.S. federal income tax at regular corporate rates on their worldwide income, regardless of its source, subject to reduction by allowable foreign tax credits.

Transfer Pricing

Under U.S. federal income tax laws, transactions among taxpayers that are owned or controlled directly or indirectly by the same interests generally must be at arm’s-length terms. We consider the transactions among our subsidiaries and us to be at arm’s-length terms. However, the IRS may distribute, apportion, or allocate gross income, deductions, credits, or allowances between or among such taxpayers if it determines that such transactions are not at arm’s-length terms and that such distribution, apportionment, or allocation is necessary in order to clearly reflect the income of any of such taxpayers. In such a situation, we may incur increased tax liability, possibly materially, thereby reducing our profitability and cash flows.

Taxation of U.S. Holders

The discussion in “—Distributions on Common Shares” and “—Dispositions of Common Shares” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see “—Passive Foreign Investment Company” below.

Distributions on Common Shares

General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on dividend income whether or not it is “qualified dividend income.” See “—Medicare Tax” below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on capital gain. See “—Medicare Tax” below.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), the maximum individual U.S. federal income tax rate applicable to “qualified dividend income” (“QDI”) generally is 20%. Among other requirements, dividends will be treated as QDI if either (i) our common shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, subject to the discussion below, under “—Passive Foreign Investment Company—Mark-to-Market Election,” we expect that under current administrative guidance, our common shares are “readily tradable” on an established securities market as a result of being listed on the NYSE.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year. Please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on common shares.

In-Kind Distributions. Generally, distributions to you of new common shares or rights to subscribe for new common shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new common shares or rights so received will be determined by allocating your adjusted tax basis in the old common shares between the old common shares and the new common shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for common shares, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old common shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new common shares or rights should include the holding period for the old common shares on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us are expected to constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss.

If you have held the common shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain apply for non-corporate U.S.

Holders. The maximum rate for individuals on net long-term capital gain is currently 20%. In the case of a corporation, capital gains are taxed at the same rate as ordinary income, the maximum rate for which is currently 35%. If you have held the common shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income. The deductibility of capital losses is subject to limitations. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on capital gain income. See “—Medicare Tax” below.

Any gain or loss recognized on the disposition of common shares is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of common shares.

Passive Foreign Investment Company

We will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, rents meeting certain requirements are treated as derived from the conduct of an active trade or business and are not treated as passive income.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on the amount and character of our projected revenues and the amount and character of our projected capital expenditures, the valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If the amount and character of our actual revenues and capital expenditures do not match our projections, we may be a PFIC. In these calculations, we have valued our intangible assets based on our market capitalization, determined using the market price of our common shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our intangible assets and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the value of our intangible assets. We believe our valuation approach is reasonable. However, it is possible that the IRS could challenge the valuation of our intangible assets, which may result in our being a PFIC.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of an investment in common shares will depend on whether such U.S. Holder is permitted to make and makes (i) an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or (ii) a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning common shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•	any “excess distribution” paid on common shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the common shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of common shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on common shares.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, regardless of whether we actually continue to be a PFIC.

QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the common shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the common shares will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of an investment in common shares.

Medicare Tax

Certain U.S. persons, including individuals, estates and trusts, may be required to pay an additional 3.8% on, among other things, dividends and capital gains from the sale or disposition of Common Shares. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders likely will not be able to credit foreign taxes against the 3.8% Medicare tax. You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our common shares.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on common shares or proceeds from the disposition of common shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

If we are a PFIC, all U.S. Holders may be required to file annual tax returns (including on Form 8621) containing such information as the U.S. Treasury requires.

U.S. Holders who are individuals will be subject to reporting obligations with respect to their common shares if they do not hold their common shares in an account maintained by a financial institution and the aggregate value of their common shares and certain other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its common shares under these rules and fails to do so.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our common shares.

Taxation of Non-U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on common shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Common Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Common Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss during the taxable year.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2016, 2015 and 2014 were denominated in U.S. dollars. During 2016, 2015 and 2014, 36%, 27% and 28%, respectively, of our direct container expenses were paid in up to 18 different foreign currencies, respectively. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the consolidated statement of income.

As of December 31, 2016, 2015 and 2014, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs which are observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs which are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, which include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3 inputs which are unobservable inputs that reflect the reporting entity’s own assumptions.

We use the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

Our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps and caps. The valuation technique we utilized to calculate the fair value of the interest rate swaps, collars and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. Fair value of the interest rate swap agreements changed from a liability to an asset during 2016 primarily reflects an increase in long-term interest rates.

The notional amount of the interest rate swap agreements was $1,280,001 as of December 31, 2016, with expiration dates between April 2017 and July 2023. We receive fixed rates between 0.60% and 1.98% under the interest rate swap agreements. The net fair value of these agreements was an asset of $3,862 and a liability of $1,697 as of December 31, 2016 and 2015, respectively.

The notional amount of the interest rate collar agreements was $94,962 as of December 31, 2016, with expiration dates between April 2019 and June 2023. The net fair value liability of these agreements was $250 and $901 as of December 31, 2016 and 2015, respectively

The notional amount of the interest rate cap agreements was $541,000 as of December 31, 2016, with expiration dates between March 2017 and December 2019.

Based on the debt balances and derivative instruments as of December 31, 2016, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps, collars and caps, net of $23,499, an increase in interest expense of $28,048 and a decrease in realized losses on interest rate swaps, collars and caps, net of $13,882.

Quantitative and Qualitative Disclosures About Credit Risk

We maintain detailed credit records about our container lessees. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. or “Dynamar,” and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and

•	reserves for estimated losses inherent in the receivables based upon historical trends.

As of December 31, 2016, approximately 95.0% of accounts receivable for our total fleet and 99.8% of the finance lease receivables were from container lessees and customers outside of the U.S.. Customers in France, the PRC (including Hong Kong), Switzerland and Taiwan accounted for approximately 15.3%, 14.1%, 13.4% and 12.2%, respectively, of our total fleet container leasing revenue for 2016. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 20 largest container lessees represented $423,955, or 78.9% of our total owned and managed fleet container lease billings for 2016, with lease billings from our single largest container lessee accounting for $82,533, or 15.4% and another container lessee accounting for $73,014, or 13.6% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2016.

An allowance for doubtful accounts of $31,844 has been established against receivables as of December 31, 2016 for our owned fleet. During 2016, receivable write-offs, net of recoveries, totaled $5,967 for our owned fleet.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 15, 2007, we completed our initial public offering of our common shares at a price of $16.50 per share and listed our common shares on the New York Stock Exchange (“NYSE”) under the symbol “TGH.” We sold an aggregate of 9,000,000 of our common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses. The managing underwriters of our initial public offering were Credit Suisse Securities (USA) LLC, Wachovia Capital Markets, LLC, Jefferies & Company, Inc., Piper Jaffray & Co. and Fortis Securities LLC. There have been no material modifications to the rights of our security holders and the use of proceeds from our initial public offering previously disclosed in our registration statement on Form F-1 (File No. 333-146304) filed by us in connection with our initial public offering.

On September 19, 2012, we completed an underwritten public offering of an aggregate of 8,625,000 of our common shares at a price of $31.50. We sold 6,125,000 new common shares, which were listed on the NYSE under the symbol “TGH” and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. We received $184.8 million after deducting underwriting discounts and other offering expenses. The managing underwriters of our public offering were Merril Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC. There have been no material modifications to the rights of our security holders and the use of proceeds from our public offering previously disclosed in our registration statement on Form F-3 (File No. 333-171410) and related prospectus supplements filed by us in connection with our public offering.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective.

Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed to reasonably assure that this information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Textainer’s management, with oversight by the Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting. Textainer’s internal control system was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles in the United States.

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2016 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-3 in this Annual Report on Form 20-F.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has three members, Messrs. Shwiel (Lead Independent Director), Cottingham and McQueen. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Messrs. Shwiel and Cottingham are audit committee financial experts. Mr. Shwiel is also the chairman of our board of directors. Mr. McQueen is a director of Trencor and a director of Halco and has no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

ITEM 16B.	CODE OF ETHICS

We have adopted the Textainer Group Holdings Limited Code of Business Conduct and Ethics (the “Code of Business Conduct and Ethics”), which covers members of our board of directors and all of our employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions).

The Code of Business Conduct and Ethics addresses, among other things, the following items:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

During 2016, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee pre-approves all services provided by our principal accountants, KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2016 and 2015:

Fee Category	2016 Fees	2015 Fees
Audit Fees	$1,531	$1,826
Audit-Related Fees	20	20
Tax Fees	15	5

Total Fees	$1,566	$1,851

Audit Fees – Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $20 billed in both 2016 and 2015 relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees – Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. One of the three members of our audit committee (Mr. McQueen) is a director of Trencor and a director of Halco, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares. Mr. McQueen is neither a voting member nor chairperson of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•	We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•	Mr. Shwiel serves as our lead independent director and is also Chairman of our board of directors. The lead independent director is an independent director as defined by applicable NYSE rules and is elected annually by the independent directors of the board. The lead independent director is responsible for coordinating the activities of the independent directors and shall perform such other duties and responsibilities as the board may determine. In addition to the duties of all board members, the specific responsibilities of the lead independent director are as follows:

•	Act as the principal liaison between the independent directors of the board and the chairman of the board;

•	Develop the agenda for and preside at executive sessions of the board’s independent directors when needed;

•	If requested by the chairman, approve with the chairman of the board the agenda for board and board committee meetings and the need for special meetings of the board, and service as deputy board chairman;

•	Advise the chairman of the board as to the quality, quantity and timeliness of the information submitted by the Company’s management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

•	Recommend to the board the retention of advisors and consultants who report directly to the board;

•	Assist the board and Company officers in better ensuring compliance with and implementation of the Corporate Governance Guidelines;

•	Serve as chairman of the board when the chairman is not present; and

•	Serve as a liaison for consultation and communication with shareholders.

•	Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Nurek is a director of Trencor. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a compensation committee charter.

•	We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has three members, Messrs. Cottingham, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. McQueen is a director of Trencor and a director of Halco and has no voting rights on the audit committee. Our board of directors has also adopted an audit committee charter.

•	We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has four members, Messrs. Cottingham, Maccarone, Nurek and Shwiel. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a nominating and governance committee charter.

•	Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007 and on May 21, 2015 we received shareholder approval for the amendment and restatement of our 2007 Share Incentive Plan as the 2015 Share Incentive Plan. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

•	Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE. However, we have provided a proxy statement to the NYSE and expect to continue to do so in the future.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-47 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The exhibits filed as part of this Annual Report on Form 20-F are listed in the Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer

March 27, 2017

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules I and II. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 27, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Textainer Group Holdings Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the financial statement schedules I and II, and our report dated March 27, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/ KPMG LLP

San Francisco, CA

March 27, 2017

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31, 2016, 2015 and 2014

(All currency expressed in United States dollars in thousands, except per share amounts)

	2016	2015 (1)	2014 (1)
Revenues:
Lease rental income	$459,588	$512,544	$506,538
Management fees	13,420	15,610	17,408
Trading container sales proceeds	15,628	12,670	27,989
Gains on sale of containers, net	9,553	3,454	13,070

Total revenues	498,189	544,278	565,005

Operating expenses:
Direct container expense	62,596	47,342	47,446
Cost of trading containers sold	15,904	12,475	27,465
Depreciation expense	236,144	191,930	164,209
Container impairment	94,623	35,345	13,108
Amortization expense	5,053	4,741	4,010
General and administrative expense	26,311	27,645	25,778
Short-term incentive compensation expense	2,242	913	4,075
Long-term incentive compensation expense	5,987	7,040	6,639
Bad debt expense (recovery), net	21,166	5,028	(474)

Total operating expenses	470,026	332,459	292,256

Income from operations	28,163	211,819	272,749

Other (expense) income:
Interest expense	(85,215)	(76,521)	(85,931)
Interest income	408	125	119
Realized losses on interest rate swaps, collars and caps, net	(8,928)	(12,823)	(10,293)
Unrealized gains (losses) on interest rate swaps, collars and caps, net	6,210	(1,947)	1,512
Other, net	(8)	26	23

Net other expense	(87,533)	(91,140)	(94,570)

(Loss) income before income tax and noncontrolling interests	(59,370)	120,679	178,179
Income tax benefit (expense)	3,447	(6,695)	18,068

Net (loss) income	(55,923)	113,984	196,247
Less: Net loss (income) attributable to the noncontrolling interests	5,261	(5,576)	(5,692)

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,662)	$108,408	$190,555

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.89)	$1.90	$3.36
Diluted	$(0.89)	$1.90	$3.34
Weighted average shares outstanding (in thousands):
Basic	56,608	56,953	56,719
Diluted	56,608	57,093	57,079
Other comprehensive income:
Foreign currency translation adjustments	(233)	(240)	(112)

Comprehensive (loss) income	(56,156)	113,744	196,135
Comprehensive loss (income) attributable to the noncontrolling interest	5,261	(5,576)	(5,692)

Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,895)	$108,168	$190,443

(1)	Certain amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Assets
Current assets:
Cash and cash equivalents	$84,045	$115,594
Accounts receivable, net of allowance for doubtful accounts of $31,844 and $14,053 in 2016 and 2015, respectively	75,708	88,370
Net investment in direct financing and sales-type leases	64,951	86,404
Trading containers	4,363	4,831
Containers held for sale	25,513	43,245
Prepaid expenses and other current assets	13,584	8,385
Insurance receivable	44,785	11,435
Due from affiliates, net	869	514

Total current assets	313,818	358,778
Restricted cash	58,078	33,917
Containers, net of accumulated depreciation of $990,784 and $814,790 at 2016 and 2015, respectively	3,720,334	3,696,311
Net investment in direct financing and sales-type leases	172,283	245,388
Fixed assets, net of accumulated depreciation of $10,136 and $9,836 at 2016 and 2015, respectively	1,993	1,663
Intangible assets, net of accumulated amortization of $40,762 and $35,709 at 2016 and 2015, respectively	15,197	20,250
Interest rate swaps, collars and caps	4,816	814
Deferred taxes	1,385	1,203
Other assets	8,075	6,988

Total assets	$4,295,979	$4,365,312

Liabilities and Equity
Current liabilities:
Accounts payable	$12,060	$10,477
Accrued expenses	9,721	6,816
Container contracts payable	11,990	41,356
Other liabilities	265	291
Due to owners, net	18,132	11,806
Credit facility	31,822	—
Secured debt facility	83,518	—
Term loan	30,771	31,097
Bonds payable	58,970	58,788

Total current liabilities	257,249	160,631
Credit facilities	1,085,196	1,013,252
Secured debt facilities	1,008,607	1,062,539
Term loan	363,961	403,500
Bonds payable	375,452	434,472
Interest rate swaps, collars and caps	1,204	3,412
Income tax payable	9,076	8,678
Deferred taxes	6,237	10,420
Other liabilities	2,259	2,523

Total liabilities	3,109,241	3,099,427

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	575	572
Additional paid-in capital	390,780	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(516)	(283)
Retained earnings	746,057	825,473

Total Textainer Group Holdings Limited shareholders’ equity	1,127,747	1,201,633
Noncontrolling interest	58,991	64,252

Total equity	1,186,738	1,265,885

Total liabilities and equity	$4,295,979	$4,365,312

(1)	Certain amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2016, 2015 and 2014 (1)

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity
	Common shares		Treasury shares		Additional paid-in	Accumulated other comprehensive	Retained	Total Textainer Group Holdings Limited shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	income (loss)	earnings	equity	interest	equity
Balances, December 31, 2013 (1)	56,450,580	$564	—	$—	$366,197	$69	$727,237	$1,094,067	$47,671	$1,141,738
Dividends to shareholders ($1.88 per common share)	—	—	—	—	—	—	(106,648)	(106,648)	—	(106,648)
Restricted share units vested	281,438	1	—	—	(1)	—	—	—	—	—
Exercise of share options	131,076	—	—	—	2,497	—	—	2,497	—	2,497
Long-term incentive compensation expense	—	—	—	—	7,499	—	—	7,499	—	7,499
Tax benefit from share options exercised and restricted share units vested	—	—	—	—	2,124	—	—	2,124	—	2,124
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	6,457	6,457
Comprehensive income:										—
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	190,555	190,555	—	190,555
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5,692	5,692
Foreign currency translation adjustments	—	—	—	—	—	(112)	—	(112)	—	(112)

Total comprehensive income										196,135

Balances, December 31, 2014 (1)	56,863,094	565	—	—	378,316	(43)	811,144	1,189,982	59,820	1,249,802

Dividends to shareholders ($1.65 per common share)	—	—	—	—	—	—	(94,079)	(94,079)	—	(94,079)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,994)	(2,994)
Purchase of treasury shares	—	—	(630,000)	(9,149)	—	—	—	(9,149)	—	(9,149)
Restricted share units vested	272,945	7	—	—	(7)	—	—	—	—	—
Exercise of share options	27,056	—	—	—	301	—	—	301	—	301
Long-term incentive compensation expense	—	—	—	—	7,743	—	—	7,743	—	7,743
Net tax benefit from share options exercised and restricted share units vested	—	—	—	—	(1,333)	—	—	(1,333)	—	(1,333)
Capital contributions from noncontrolling interest	—	—	—	—	—	—	—	—	1,850	1,850
Comprehensive income:										—
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	108,408	108,408	—	108,408
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5,576	5,576
Foreign currency translation adjustments	—	—	—	—	—	(240)	—	(240)	—	(240)

Total comprehensive income										113,744

Balances, December 31, 2015 (1)	57,163,095	572	(630,000)	(9,149)	385,020	(283)	825,473	1,201,633	64,252	1,265,885

Dividends to shareholders ($0.51 per common share)	—	—	—	—	—	—	(28,754)	(28,754)	—	(28,754)
Restricted share units vested	254,024	3	—	—	(3)	—	—	—	—	—
Long-term incentive compensation expense	—	—	—	—	6,573	—	—	6,573	—	6,573
Net tax benefit from restricted share units vested	—	—	—	—	(810)	—	—	(810)	—	(810)
Comprehensive loss:										—
Net loss attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	(50,662)	(50,662)	—	(50,662)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(5,261)	(5,261)
Foreign currency translation adjustments	—	—	—	—	—	(233)	—	(233)	—	(233)

Total comprehensive loss										(56,156)

Balances, December 31, 2016	57,417,119	$575	(630,000)	$(9,149)	$390,780	$(516)	$746,057	$1,127,747	$58,991	$1,186,738

(1)	Certain amounts for the years ended 2015, 2014 and 2013 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015 and 2014

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)	2014 (1)
Cash flows from operating activities:
Net (loss) income	$(55,923)	$113,984	$196,247

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	236,144	191,930	164,209
Container impairment	94,623	35,345	13,108
Bad debt expense (recovery), net	21,166	5,028	(474)
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(6,210)	1,947	(1,512)
Amortization of debt issuance costs and accretion of bond discount	9,704	7,887	17,144
Amortization of intangible assets	5,053	4,741	4,010
Gains on sale of containers, net	(9,553)	(3,454)	(13,070)
Share-based compensation expense	6,573	7,743	7,499
Decrease (increase) in:
Accounts receivable, net	(11,096)	(1,532)	575
Trading containers, net	468	1,842	6,336
Prepaid expenses and other current assets	1,902	(3,873)	(12,240)
Insurance receivable	(11,877)	(1,685)	—
Due from affiliates, net	(354)	(525)	—
Other assets	(1,088)	5,754	8,196
Increase (decrease) in:
Accounts payable	1,583	4,825	(2,434)
Accrued expenses	2,905	(5,108)	2,097
Deferred revenue and other liabilities	(290)	(318)	(345)
Due to owners, net	6,326	803	(1,772)
Long-term income tax payable	398	982	(8,354)
Deferred taxes, net	(4,365)	5,642	(14,100)

Total adjustments	342,012	257,974	168,873

Net cash provided by operating activities	286,089	371,958	365,120

Cash flows from investing activities:
Purchase of containers and fixed assets	(505,528)	(533,306)	(818,451)
Proceeds from sale of containers and fixed assets	126,560	129,452	141,181
Receipt of payments on direct financing and sales-type leases, net of income earned	90,343	98,227	75,860

Net cash used in investing activities	(288,625)	(305,627)	(601,410)

Cash flows from financing activities:
Proceeds from credit facilities	349,500	406,177	393,251
Principal payments on credit facilities	(245,529)	(331,447)	(308,937)
Proceeds from secured debt facilities	233,000	160,000	470,500
Principal payments on secured debt facilities	(206,040)	(107,600)	(262,000)
Proceeds from term loan	—	—	500,000
Principal payments on term loan	(39,787)	(39,600)	(24,300)
Proceeds from bonds payable	—	—	301,298
Principal payments on bonds payable	(60,230)	(60,230)	(741,405)
(Increase) decrease in restricted cash	(24,161)	26,393	2,850
Purchase of treasury shares	—	(9,149)	—
Debt issuance costs	(5,969)	(5,853)	(12,441)
Issuance of common shares upon exercise of share options	—	301	2,497
Net tax benefit from share-based compensation awards	(810)	(1,333)	2,124
Capital contributions from noncontrolling interest	—	1,850	6,457
Dividends paid to noncontrolling interests	—	(2,994)	—
Dividends paid to shareholders	(28,754)	(94,079)	(106,648)

Net cash (used in) provided by financing activities	(28,780)	(57,564)	223,246

Effect of exchange rate changes	(233)	(240)	(112)

Net (decrease) increase in cash and cash equivalents	(31,549)	8,527	(13,156)
Cash and cash equivalents, beginning of the year	115,594	107,067	120,223

Cash and cash equivalents, end of the year	$84,045	$115,594	$107,067

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps, collars and caps, net	$83,881	$82,577	$79,536
Net income taxes paid	$1,503	$941	$2,045
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(29,366)	$(21,967)	$40,504
Containers placed in direct financing and sales-type leases	$101,354	$77,294	$169,525

(1)	Certain amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016, 2015, and 2014

(All currency expressed in U.S. dollars in thousands, except per share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 14 “Segment Information”).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers were financed through retained earnings; revolving credit facilities, secured debt facilities and a term loan provided by banks; bonds payable to investors; and a public offering of TGH’s common shares. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Owners.

All rental operations are conducted worldwide in the name of the Company who, as agent for the Owners, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Owners. Revenues, customer accounts receivable, fixed assets, depreciation and other operating expenses, and vendor payables arising from direct container operations of the managed portion of the Owners’ fleet have been excluded from the Company’s financial statements.

Management fees are typically a percentage of net operating income of each Owner’s fleet and consist of fees earned by the Company for services related to the management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Expenses related to the provision of management services include general and administrative expense, short-term and long-term incentive compensation expense and amortization expense.

Container Resale

The Company buys and subsequently resells used containers (trading containers) from third parties. Container sales revenue represents the proceeds on the sale of containers purchased for resale. Cost of containers sold represents the cost of equipment purchased for resale that were sold as well as the related selling costs. The Company earns sales commissions related to the sale of the containers that it manages.

(b)	Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On December 20, 2012, the Company’s wholly-owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”). Both before and after this purchase, TAP Funding leases containers to lessees under operating, direct financing and sales-type leases. TAP is governed by members and management agreements and the Company’s wholly-owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings and the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020 for a purchase price equal to the equity carrying value of TAP Funding plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP Funding was liquidated by TL immediately after TL purchased its shares.

Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net (loss) income attributable to the noncontrolling interest’s operations is shown as net loss (income) attributable to the noncontrolling interests on the Company’s consolidated statements of comprehensive (loss) income.

The Company has a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), between TL and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement with Wells Fargo Bank, N.A. (“WFB”), TW maintains a credit facility with an aggregate commitment of up to $300,000 for the origination of direct financing leases to finance up to 90% of the book value of TW’s net investment in direct financing leases (see Note 13 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”). Both WFC and WFB are directly and indirectly wholly-owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

When evaluating an entity for possible consolidation, the Company must determine whether or not it has a variable interest in the entity. Variable interests are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. The Company’s variable interests may include its decision maker or service provider fees, its direct and indirect investments and investments made by related parties, including related parties under common control. If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

If the Company has a variable interest in the entity, it must determine whether that entity is a variable interest entity (“VIE”) or a voting interest entity (“VME”).

The Company considers the following facts and circumstances of individual entities when assessing whether or not an entity is a VIE. An entity is determined to be a VIE if the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or

•	lack one or more of the following characteristics of a controlling financial interest:

•	the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance;

•	the obligation to absorb the expected losses of the entity; or

•	the right to receive the expected residual returns of the entity.

The Company is required to consolidate a VIE if it is determined to have a controlling financial interest in the entity and therefore is deemed to be the primary beneficiary of the VIE. The Company is determined to have a controlling financial interest in a VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to that VIE.

For entities that do not meet the definition of a VIE, the entity is considered a VME. For these entities, if the Company can exert control over the financial and operating policies of an investee, which can occur if it has a 50% or more voting interest in the entity, the Company consolidates the entity.

The Company has determined that it has a variable interest in TAP and that TAP Funding is a VME. The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW. The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. Accordingly, the Company consolidates TW. The book values of TW’s direct financing and sales-type leases and related debt as of December 31, 2016 and 2015 are disclosed in Note 8 “Direct Financing and Sales-type Leases” and Note 13 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by TL, Textainer Marine Containers II Limited (“TMCL II”) and Textainer Marine Containers III Limited (“TMCL III”), all Bermuda companies and all of which were wholly-owned subsidiaries of the Company as of December 31, 2016 and 2015.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 15 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value.

(e)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2016:

Year ending December 31:
2017	$276,138
2018	195,648
2019	135,656
2020	88,705
2021 and thereafter	109,997

Total future minimum lease payments receivable	$806,144

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, Damage Protection Plan (“DPP”) repair, repositioning, agent, insurance expense and repair and recovery costs for slow-paying and bankrupt lessees.

(g)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

(h)	Foreign Currencies

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains, reported in direct container expense in the consolidated statements of comprehensive income were $188, $221, and $67 for the years ended December 31, 2016, 2015 and 2014, respectively. For consolidation purposes, the financial statements are translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income.

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube dry containers effective July 1, 2015. The effect of this change was an increase in depreciation of $10,519 for the year ended December 31, 2015, of which $931 one-time charge was for containers that were fully depreciated to their previous residual value. Effective July 1, 2016, the Company further decreased the estimated future residual value of its 40’ high cube dry containers and also decreased the estimated future residual values of its 20’ dry containers, 40’ dry containers, and 40’ folding flat rack containers. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. The effect of these changes was an increase in depreciation expense of $25,126 for the year ended December 31, 2016, of which a $4,402 one-time charge was for containers that were fully depreciated to their previous residual values. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

The Company assessed the estimates used its depreciation policy on a quarterly basis during the years ended December 31, 2016 and 2015. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. During the third quarter of 2015, the Company assessed the estimates contained in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to August 2015 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry. This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through year-to-date August 2015) and two periods of strong container demand (2008 and 2010 through 2012). The Company believes the best comparison points are the weighted averages for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

Periods	Dry containers			Refrigerated Containers
	20’	40’	40’ High Cube	40’ High Cube
Weighted average sales price from 2008 to August 2015 (excludes the highest and lowest periods)	$1,268	$1,584	$1,786	$6,120
Average sales price:
2014	$1,182	$1,372	$1,556	$6,665
Year-to-date August 2015	$1,015	$1,192	$1,329	$3,990

While the Company’s average sales prices for the 20’ and 40’ dry containers and the 40’ high cube refrigerated containers had been below their residual values year-to-date August 2015, the Company did not believe the decline in value to be indicative of a permanent decline in value because the average sales prices of those containers were well above the containers’ residual values in 2014. The Company does not adjust long-term residual value estimates based on short-term data points (including year-to-date 2015 average sales prices shown above). Accordingly, the Company did not adjust the residual values of those containers. The average sales price for the 40’ high cube dry containers was significantly below its residual value in both 2014 and year-to-date August 2015 so the Company performed additional qualitative analyses and concluded a change in the residual value was warranted as the decline in value was indicative of a permanent decline. Accordingly, beginning July 1, 2015, the Company changed its residual value estimate from $1,650 for a 40’ high cube to $1,450. The effect of reducing estimated residual values of containers has been and will continue to be an increase in depreciation expense and gain on sales of containers, net as compared to what would have been reported using the previous estimate.

During the third quarter 2016, the Company reassessed the estimates contained in its depreciation policy. As previously mentioned, the Company does not adjust long-term residual value estimates based on short-term data points including year-to-date July 2016 average sales prices shown in the table below.

Periods	Dry Containers			Refrigerated Containers
	20’	40’	40’ High Cube	40’ High Cube
Weighted average sales price from 2008 to July 2016 (excludes the highest and lowest periods)	$1,172	$1,474	$1,645	$4,931
Average sales price:
2015	$966	$1,132	$1,229	$3,747
Year-to-date July 2016	$734	$835	$914	$3,626

The average sales prices for 20’, 40’ and 40’ high cube dry containers were significantly below their residual values in both 2015 and year-to-date July 2016 so the Company performed additional qualitative analyses and concluded a change in the residual values was warranted as the decline in value was indicative of a permanent decline. Accordingly, beginning July 1, 2016, the Company further decreased the estimated future residual value of its 40’ high cube dry containers and also decreased the estimated future residual value of its 20’ and 40’ dry containers and 40’ folding flat rack containers.

Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. While the average sales price for 40’ high cube refrigerated containers have been below their residual value year-to-date July 2016 and in 2015, the Company does not believe the average sales price for those containers to be indicative of a decline in value because the containers that were disposed during those periods were lower cost containers that were not representative of the Company’s fleet of 40’ high cube refrigerated containers. Accordingly, the Company did not adjust the residual value of its 40’ high cube refrigerated containers.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2016			2015 through June 30, 2016
	Estimated useful life (years)	Residual Value		Estimated useful life (years)	Residual Value

Dry containers other than open top and flat rack containers:
20’	13		$950	13	$1,050
40’	14		$1,150	13	$1,300
40’ high cube	13		$1,300	13	$1,450	(1)
45’ high cube dry van	13		$1,500	13	$1,500
Refrigerated containers:
20’	12		$2,750	12	$2,750
20’ high cube	12		$2,049	12	$2,049
40’ high cube	12		$4,500	12	$4,500
Open top and flat rack containers:
20’ folding flat rack	15		$1,300	14	$1,300
40’ folding flat rack	16		$1,700	14	$2,000
20’ open top	15		$1,500	14	$1,500
40’ open top	14		$2,500	14	$2,500
Tank containers	20	1	0% of cost	20	10% of cost

(1)	For the six months ended June 30, 2015, the estimated residual value of 40’ high cube dry containers was $1,650.

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of December 31, 2016 and 2015 were as follows:

	2016			2015
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20’	$1,402,013	$(304,652)	$1,097,361	$1,394,669	$(256,363)	$1,138,306
40’	253,375	(76,344)	177,031	279,002	(78,746)	200,256
40’ high cube	1,861,727	(405,503)	1,456,224	1,812,796	(332,551)	1,480,245
45’ high cube dry van	29,823	(6,957)	22,866	33,181	(5,627)	27,554
Refrigerated containers:			—			—
20’	24,420	(3,830)	20,590	18,721	(2,568)	16,153
20’ high cube	5,149	(1,948)	3,201	5,155	(1,569)	3,586
40’ high cube	1,004,532	(169,383)	835,149	849,579	(118,733)	730,846
Open top and flat rack containers:			—			—
20’ folding flat	16,712	(2,942)	13,770	15,522	(2,571)	12,951
40’ folding flat	43,620	(12,634)	30,986	44,977	(10,833)	34,144
20’ open top	11,048	(1,069)	9,979	11,553	(1,051)	10,502
40’ open top	27,117	(3,778)	23,339	27,331	(3,375)	23,956
Tank containers	31,582	(1,744)	29,838	18,615	(803)	17,812

	$4,711,118	$(990,784)	$3,720,334	$4,511,101	$(814,790)	$3,696,311

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company performed a quantitative impairment assessment of our containers held for use as of December 31, 2016 to corroborate that there were no impairment triggers by comparing the total expected undiscounted cash flows of each asset group to its carrying value. This evaluation is performed at the lowest level of identifiable cash flows which the Company has determined to be groups of containers based on equipment type. The estimated undiscounted cash flows was based on historical lease operating revenue, expenses and residual values, adjusted to reflect current market conditions. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Any such impairment would be expensed in our results of operations.

Some of the significant estimates and assumptions used to determine future undiscounted cash flows are expected utilization, remaining useful lives, expected future daily per diem rental rates and expected sales prices of used containers. The Company considers the assumptions on expected utilization, expected future daily per diem rental rates and expected sales prices of used containers to have the greatest impact on our estimate of future undiscounted cash flows. In performing the analysis the Company used assumptions reflecting the weak market conditions at December 31, 2016 and maintained these assumptions for the remaining lives of our containers held for use. These assumptions were well below the historical averages.

The material assumptions used in calculating each asset group’s future undiscounted cash flows are as follows:

•	Utilization remained at the December 31, 2016 levels by equipment type (overall fleet utilization of 94.2%) for the remaining life of the fleet.

•	Remaining useful lives were consistent with the useful life assumptions used in the Company’s depreciation policy.

•	Containers are re-leased at forecasted daily per diem rental rates based on current market rates.

•	Used containers sold during the first two years after December 31, 2016 are sold at forecasted prices based on current market prices and used containers sold in the years following the first two years after December 31, 2016 are sold at prices equal to their estimated residual values used in our depreciation policy.

The estimated undiscounted future cash flows calculated based on the material assumptions outlined exceeded the carrying value of containers held for use by $718,547 in total. The following table details the results of the Company’s impairment analysis by equipment type:

	Carrying Value	Excess Cash Flow Over Carrying Value	% Excess
Dry containers other than open top and flat rack containers:
20’	$1,097,361	$221,332	20.2%
40’	177,031	37,113	21.0%
40’ high cube	1,456,224	184,572	12.7%
45’ high cube dry van	22,866	5,731	25.1%
Refrigerated containers:
20’	20,590	7,068	34.3%
20’ high cube	3,201	1,954	61.0%
40’ high cube	835,149	179,924	21.5%
Open top and flat rack containers:
20’ folding flat	13,770	4,795	34.8%
40’ folding flat	30,986	21,709	70.1%
20’ open top	9,979	7,539	75.5%
40’ open top	23,339	13,313	57.0%
Tank containers	29,838	33,497	112.3%

	$3,720,334	$718,547	19.3%

In order to determine the sensitivity surrounding the assumptions used in calculating future undiscounted cash flows, the Company further decreased utilization by 500 basis points, and also decreased sales prices further by 10%, noting that the non-impairment conclusion remained valid.

All of the key assumptions used in the impairment test are subject to significant uncertainty and are influenced by factors outside of our control. These factors include, but are not limited to, the future rate of global trade growth, the demand from our customers for leased containers and changes in component (steel) costs.

In addition to the impact of the above factors, our different equipment types are impacted by other factors that are often outside of our control. The most significant factors affecting the Company’s container fleet will likely be changes in future steel prices which will impact the cost of a new container, lease rates and disposal prices. Additional factors affecting the Company’s refrigerated containers are changes in refrigeration technology and/or changes in the regulatory environment related to refrigerated gas, which could affect future lease rates, useful lives, and disposal prices.

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2016 and 2015. During the years ended December 31, 2016 and 2015, container impairment included $5,207 and $697, respectively, for containers that were unlikely recoverable from lessees in default. The Company also recorded an impairment net of estimated insurance proceeds of $22,149 for the year ended December 31, 2016 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that filed for bankruptcy during 2016 (see Note 3 “Insurance Receivable and Impairment”).The Company also recorded an impairment net of estimated insurance proceeds of $812 and $1,968 for the year ended December 31, 2016 and 2015 for containers on operating and direct financing leases that were deemed unlikely recoverable from a customer that became insolvent during 2015 (see Note 3 “Insurance Receivable and Impairment”).

During the years ended December 31, 2016, 2015 and 2014, the Company recorded impairments of $66,455, $32,680 and $11,457, which are included in container impairment in the consolidated statements of comprehensive (loss) income, to write-down the carrying value of 112,914, 97,506 and 35,953 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2016 and 2015, the carrying value of 26,600 and 38,983 containers identified for sale were net of impairment charges of $15,332 and $15,858, respectively. The net carrying value of these containers identified for sale amounted to $19,230 and $32,153 as of December 31, 2016 and 2015, respectively, and is included in containers held for sale in the consolidated balance sheets.

During the years ended December 31, 2016, 2015 and 2014, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of comprehensive (loss) income:

	2016		2015		2014 (1)
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	118,071	$9,151	65,786	$2,336	30,686	$3,657
Gains on sale of containers not written down, net	20,319	402	45,777	1,118	66,877	9,413

Gains on sales of containers, net	138,390	$9,553	111,563	$3,454	97,563	$13,070

If other containers are subsequently identified as available for sale, the Company may incur additional write-downs or may incur losses on the sale of these containers if they are sold. The Company will continue to evaluate the recoverability of recorded amounts of containers and a write-down of certain containers held for continued use and/or an increase in its depreciation rate may be required in future periods for some or all containers.

(j)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a DPP to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets. As of a result of the Company’s adoption of recently issued accounting standards updates on January 1, 2016, $19,900 debt issuance costs associated with the Company’s long-term debt (including current maturities) consisting of $7,147 and $12,753 previously included in prepaid expenses and other current assets and other assets, respectively, was reclassified to long-term debt (including current maturities) in the Company’s consolidated balance sheet at December 31, 2015 (see Note 1(t) “Recently Issued Accounting Standards”).

Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. In 2016, 2015 and 2014, debt issuance costs of $5,969, $5,853 and $12,490, respectively, were capitalized and amortization of debt issuance costs of $9,465, $7,158 and $10,044, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. No unamortized debt issuance costs were written-off during the year ended December 31, 2016. In 2015, interest expense included $160 and $298 of write-offs of unamortized debt issuance costs related to the amendment of TL’s revolving credit facility and the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility, respectively. In 2014, interest expense included $390 and $6,424 of write-offs of unamortized debt issuance costs related to the amendment of TMCL II’s secured debt facility and the redemption of the Company’s wholly-owned subsidiary, Textainer Marine Containers Limited’s (“TMCL”) (a Bermuda Company) 2005-1 Bonds, 2011-1 Bonds and 2012-2 Bonds, respectively, (see Note 13 “Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”).

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2016, 2015 and 2014, $22,642 or 36%, $12,700 or 27%, and $13,442 or 28%, respectively, of the Company’s direct container expenses were paid in up to 18 different foreign currencies. In accordance with its policy, the Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. The Company’s largest lessee (CMA-CGM S.A.) accounted for 14.0%, 11.0% and 10.6% of the Company’s lease rental income during 2016, 2015 and 2014, respectively. The Company’s second largest lessee (Mediterranean Shipping Co. S.A.) accounted for 12.0%, 10.4% and 9.7% of the Company’s lease rental income during 2016, 2015 and 2014, respectively. The Company had no other single lessee that accounted for greater than 10% of the Company’s lease rental income for each of those years. Hanjin Shipping Co. accounted for 20.1% and 8.1% of the Company’s gross accounts receivable as of December 31, 2016 and 2015, respectively, CMA-CGM S.A. accounted for 9.2% and 9.3% of the Company’s gross accounts receivable as of December 31, 2016 and 2015, and Mediterranean Shipping Co. S.A. accounted for 9.0% and 9.7% of the Company’s gross accounts receivable as of December 31, 2016 and 2015, respectively.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer (CMA-CGM S.A.) represented approximately $82.5 million or 15.4%, $74.8 million or 12.2% and $72.8 million or 11.8% of the Company’s total fleet leasing billings in 2016, 2015 and 2014, respectively. The Company has another customer (Mediterranean Shipping Company S.A.) that represented $73.0 million or 13.6%, $72.9 million or 11.9% and $69.2 million or 11.2% of the Company’s total fleet lease billings in 2016, 2015 and 2014, respectively. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2016, 2015 and 2014. The Company currently has containers on-hire to approximately 320 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 48.1%, 40.3% and 38.2% of the Company’s total fleet leasing billings in 2016, 2015 and 2014, respectively. During 2016, 2015 and 2014, revenue from the Company’s 20 largest container lessees by lease billings represented 78.9%, 77.4% and 74.7% of the Company’s total fleet container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2016 and 2015, approximately 95.0% and 97.2%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of December 31, 2016 and 2015, approximately 99.8% and 99.9%, respectively, of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single country made up greater than 10% of the Company’s total fleet container lease rental income during 2016, 2015 and 2014.

Country	2016	2015	2014
France	15.3%	12.2%	11.8%
People’s Republic of China	14.1%	15.9%	16.5%
Switzerland	13.4%	11.5%	10.8%
Taiwan	12.2%	11.1%	10.1%
Korea	9.9%	11.6%	11.5%
Singapore	8.7%	11.0%	10.6%

Amounts for the years ended 2014 and 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

(n)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the consolidated statements of comprehensive (loss) income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(o)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $6,573, $7,743 and $7,499 was recorded as a part of long-term incentive compensation during 2016, 2015 and 2014, respectively, for share options and restricted share units awarded to employees under the 2015 Plan.

(p)	Comprehensive Income

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income in the Company’s consolidated statements of comprehensive (loss) income.

(q)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(r)	Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net (loss) income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units were excluded from the computation of dilute EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS during 2016, 2015 and 2014 is presented as follows:

Share amounts in thousands	2016	2015 (1)	2014 (1)
Numerator:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,662)	$108,408	$190,555
Denominator:
Weighted average common shares outstanding – basic	56,608	56,953	56,719
Dilutive share options and restricted share units	—	140	360

Weighted average common shares outstanding – diluted	$56,608	$57,093	$57,079

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.89)	$1.90	$3.36
Diluted	$(0.89)	$1.90	$3.34
Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,361,071	1,158,326	244,971

(1)	Amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the years ended 2016, there was no dilutive effect of share option and restricted share units.

(s)	Fair value measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2016
Assets
Interest rate swaps, collars and caps	$—	$4,816	$—

Total	$—	$4,816	$—

Liabilities
Interest rate swaps, collars and caps	$—	$1,204	$—

Total	$—	$1,204	$—

December 31, 2015
Assets
Interest rate swaps, collars and caps	$—	$814	$—

Total	$—	$814	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,412	$—

Total	$—	$3,412	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2016 and 2015:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2016 and 2015
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2016
Assets
Containers held for sale (1)	$—	$19,230	$—	$66,455

Total	$—	$19,230	$—	$66,455

December 31, 2015
Assets
Containers held for sale (1)	$—	$32,153	$—	$32,680

Total	$—	$32,153	$—	$32,680

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.
(2)	Included in container impairment in the accompanying consolidated statements of comprehensive (loss) income.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,915,963 notional amount of interest rate swaps, collars and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had net fair value asset and liability of $4,816 and $1,204, respectively, as of December 31, 2016 and a fair value asset and liability of $814 and $3,412, respectively, as of December 31, 2015. The credit valuation adjustment was determined to be $87 and $97 (both of which were additions to the net liabilities) as of December 31, 2016 and 2015, respectively. The change in fair value during 2016, 2015 and 2014 of $6,210, ($1,947) and $1,512, respectively, was recorded in the consolidated statements of comprehensive (loss) income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At December 31, 2016 and 2015, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $235,769 and $318,040 at December 31, 2016 and 2015, respectively, compared to book values of $237,234 and $331,792 at December 31, 2016 and 2015, respectively. Both the fair value and the book value of net investment in direct financing and sales-type leases at December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”). The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,991,396 and $3,016,301 at December 31, 2016 and 2015, respectively, compared to book values of $3,038,297 and $3,023,548 at December 31, 2016 and 2015, respectively.

(t)	Recently Issued Accounting Standards

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”). ASU 2015-02 requires an entity to re-evaluate whether they should consolidate under the revised consolidation model. This amendment modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting entities, eliminates the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities with interests in VIEs, particularly those that have fee arrangements and related party relationships. The updated guidance is effective for periods beginning after December 15, 2015. The Company adopted ASU No. 2015-02 on January 1, 2016 and there was no impact on our consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this simplification, debt issuance costs were capitalized as an asset (i.e., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15, Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which requires the use of the retrospective method, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The

Company adopted both ASU 2015-03 and ASU 2015-15 on January 1, 2016 (see Note 1(l) “Debt Issuance Costs”).

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740) (“ASU 2015-17”). This amendment intends to simplify the presentation of deferred income taxes and more closely align the presentation of deferred taxes under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The deferred income tax assets and liabilities, with any related valuation allowance, will be offset and presented as a single noncurrent amount in a classified statement of financial position. An entity shall not offset deferred tax assets and liabilities attributable to different tax-paying components of the entity or to different tax jurisdictions. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early application permitted. ASU 2015-17 may be applied using the prospective method or the retrospective method to all periods presented. The Company early adopted ASU 2015-17 on January 1, 2016 using the retrospective method, which resulted in a reclassification of $1,203 current deferred taxes assets to non-current deferred taxes assets in the Company’s consolidated balance sheet at December 31, 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and classified in the statement of cash flows for debt prepayments or debt extinguishment costs, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method to all periods presented. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This amendment requires that statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-18 is permitted. ASU 2016-18 requires the use of the retrospective transition method to all periods presented. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

(2) Immaterial Correction of Errors in Prior Periods

During 2016, the Company identified errors related to the classification of eight operating leases that were incorrectly accounted for as sales-type leases and two direct financing leases that were incorrectly accounted for as operating leases. In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections, we evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical consolidated financial statements presented herein resulting in a cumulative decrease of $3,756 to opening retained earnings balance at December 31, 2013, in the consolidated statement of shareholders’ equity, $1,700 decrease in Containers, net, a $658 increase in net investment in direct financing and sales-type leases and a $1,042 decrease in retained earnings recorded in the consolidated balance sheet as of December 31, 2015. The correction of the errors resulted in a $2,078 increase in lease rental income and a $557 increase in depreciation expense, resulting in an increase to net income of $1,521, net of tax, during the year ended December 31, 2015 and a $2,313 increase in lease rental income, a $399 decrease in gains on sale of containers, net and a $721 increase in depreciation expense, resulting in an increase to net income of $1,193, net of tax, during the year ended December 31, 2014 recorded in the consolidated statements of comprehensive (loss) income. The correction of the errors resulted in a $2,078 increase in net cash flows provided by operating activities and a $2,078 decrease in net cash used in investing activities for the year ended December 31, 2015 and in a $2,313 increase in net cash flows provided by operating activities and a $2,313 decrease in net cash used in investing activities for the year ended December 31, 2014.

(3) Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy. The book value of containers, net on direct financing and operating leases with this customer was $178,344 and $88,171, respectively. On August 31, 2016, the Company terminated its direct finance leases with this customer and, accordingly, the customer’s net investment in financing leases was reclassified to containers, net and an impairment of $17,399 was recorded to write down the containers to the lower of estimated fair market value or net book value. The Company has estimated the recovery to be 90% of the containers on lease to this customer based on the Company’s current recovery of these containers. Accordingly, the Company recorded an impairment of $24,912 during the year ended December 31, 2016 on the estimated unrecoverable containers of 10%. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. An insurance receivable of $39,321, net of insurance deductible of $4,750, was recorded for estimated proceeds due to the Company for the estimate of the unrecoverable containers of $24,912 which were written off during the year ended December 31, 2016 and $19,159 recovery costs recorded as a reduction to direct container expense. The total impairment of $22,149, net of estimated insurance proceeds of $20,162, was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2016. In addition, bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, was recorded in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2016 to fully reserve for the customer’s outstanding accounts receivable. Insurance receivable related to this bankrupt customer amounted to a total of $41,913 as of December 31, 2016.

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. Accordingly, during the year ended December 31, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively. In addition, bad debt expense of $2,574 was recorded in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015 to fully reserve for the customer’s outstanding accounts receivable. As of December 31, 2015, an insurance receivable of $11,436 was recorded for $8,796 of estimated proceeds for containers unlikely to be recovered, $1,685 of recovery costs recorded as a reduction to direct container expense and $955 of lost lease rental income recorded as a reduction to container impairment. The impairment net of estimated insurance proceeds of $1,968 was recorded in container impairment in the condensed consolidated statements of comprehensive (loss) income for the year ended December 31, 2015. An additional insurance receivable of $1,007 was recorded for the year ended December 31, 2016 for $768 of recovery costs recorded as a reduction to direct container expense and $239 of lost lease rental income recorded as a reduction to container impairment for the years ended December 31,

2016. For the year ended December 31, 2016, the Company received a total of $8,250 insurance proceeds, which was recorded as a reduction to the insurance receivable. In addition, the Company received final insurance proceeds of $2,872 in January 2017 and accordingly, wrote-off the remaining balance of insurance receivable of $1,321 recorded a $469 increase to containers, net, a $1,052 to container impairment and a $200 reduction to recovery costs for the year ended December 31,2016. Insurance receivable related to this insolvent customer amounted to $2,872 as of December 31, 2016.

(4) Bankruptcy Settlement

In July 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. The Company negotiated the sale of its rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to the Company’s owned fleet. Accordingly, a bad debt recovery of $4,958 was recognized for billings included in the Company’s allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 were recognized for billings that were not previously recognized by the Company during 2014.

(5) Container Purchases

In 2016, the Company concluded two separate purchases totaling approximately 41,100 containers from a third-party owner for total purchase consideration of approximately $71,000. The total purchase price, which was based on the fair value of the assets acquired, was recorded in our net investment in direct financing and sales-type leases. One of the purchases totaling approximately 38,600 containers for total purchase consideration of $55,000 was for containers leased to one of the Company’s customers which subsequently filed for bankruptcy in August 2016, see Note 3 “Insurance Receivable and Impairment”.

In 2014, the Company concluded five separate purchases totaling approximately 33,400 containers that it had been managing for institutional investors, including related net investment in direct financing and sales-type leases, for total purchase consideration of $48,244 (consisting of cash of $48,088 and elimination of the Company’s intangible asset for the management rights relinquished of $156). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$45,927
Net investment in direct financing and sales-type leases	2,317

$48,244

(6) Purchase-leaseback Transactions

In 2016, the Company concluded two separate purchase leaseback transactions for 14,954 containers from a shipping company for total purchase consideration of $21,151. The purchase price and leaseback rental rates were below market rates. The leases also require the lessee to pay drop-off charges at above market rates when the containers are returned. The containers were recorded at fair value and the difference between the purchase price and the fair value of the containers was recorded as prepaid expenses and other current assets, resulting in the following purchase price allocation:

Containers, net	$14,015
Prepaid expenses and other current assets	7,136

Purchase price	$21,151

As the lessee returns containers, the balance of prepaid expenses and other current assets will be reduced by drop-off charges paid to the Company.

(7) Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions during 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Fees from affiliated Owner	$2,994	$3,542	$4,000
Fees from unaffiliated Owners	8,556	10,252	11,289

Fees from Owners	11,550	13,794	15,289
Other fees	1,870	1,816	2,119

Total management fees	$13,420	$15,610	$17,408

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Affiliated Owner	$5,167	$1,881
Unaffiliated Owners	12,965	9,925

Total due to Owners, net	$18,132	$11,806

(8) Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 135,221 and 164,249 containers under direct financing and sales-type leases as of December 31, 2016 and 2015, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2015 and 2014 were as follows:

	2016	2015 (1)
Future minimum lease payments receivable	$269,256	$381,561
Less unearned income	(32,022)	(49,769)

Net investment in direct financing and sales-type leases	$237,234	$331,792

Amounts due within one year	$64,951	$86,404
Amounts due beyond one year	172,283	245,388

Net investment in direct financing and sales-type leases	$237,234	$331,792

(1)	Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

In September 2016, net investment in direct financing leases with a balance of $88,171 was reclassified to containers, net due to one of the Company’s customers filing for bankruptcy in August 2016 (see Note 3 “Insurance Receivable and Impairment”).

The carrying value of TW’s net investment in direct financing and sales-type leases was $133,991 and $181,870 at December 31, 2016 and 2015, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2016, the aging would be as follows:

1-30 days past due	$4,592
31-60 days past due	937
61-90 days past due	—
Greater than 90 days past due	5,675

Total past due	11,204
Current	258,052

Total future minimum lease payments	$269,256

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the years ended December 31, 2016 and 2015 are as follows:

Balance as of December 31, 2014	$1,143
Additions charged to expense	2,745
Write-offs	(5)

Balance as of December 31, 2015	3,883
Additions charged to expense	9,140
Write-offs	(2,083)

Balance as of December 31, 2016	$10,940

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2016:

Year ending December 31:
2017	$77,765
2018	65,021
2019	45,582
2020	28,281
2021 and thereafter	52,607

Total future minimum lease payments receivable	$269,256

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $18,558, $25,291 and $24,622 during 2016, 2015 and 2014, respectively. Amounts for 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

(9) Containers and Fixed Assets

Containers, net at December 31, 2016 and 2015 consisted of the following:

	2016	2015 (1)
Containers	$4,711,118	$4,511,101
Less accumulated depreciation	(990,784)	(814,790)

Containers, net	$3,720,334	$3,696,311

(1)	Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Trading containers had carrying values of $4,363 and $4,831 as of December 31, 2016 and 2015, respectively, and are not subject to depreciation. Containers held for sale had carrying values of $25,513 and $43,245 as of December 31, 2016 and 2015, respectively, and are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2016 and 2015.

Fixed assets, net at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Computer equipment and software	$8,898	$8,230
Office furniture and equipment	1,408	1,456
Automobiles	34	41
Leasehold improvements	1,789	1,772

	12,129	11,499
Less accumulated depreciation	(10,136)	(9,836)

Fixed assets, net	$1,993	$1,663

(10) Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2016, 2015 and 2014 are as follows:

Balance as of December 31, 2013	$29,157
Amortization expense	(4,010)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(156)

Balance as of December 31, 2014	24,991
Amortization expense	(4,741)

Balance as of December 31, 2015	20,250
Amortization expense	(5,053)

Balance as of December 31, 2016	$15,197

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2016:

Year ending December 31:
2017	$3,934
2018	4,284
2019	4,116
2020	2,863
2021 and thereafter	—

Total future amortization of intangible assets	$15,197

(11) Accrued Expenses

Accrued expenses at December 31, 2016 and 2015 consisted of the following:

	2016	2015
Accrued compensation	$3,049	$1,608
Direct container expense	2,014	1,040
Interest payable	3,402	2,844
Other	1,256	1,324

Total accrued expenses	$9,721	$6,816

(12) Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax (benefit) expense for 2016, 2015 and 2014 consisted of the following:

	2016	2015	2014
Current
Bermuda	$—	$—	$—
Foreign	930	3,648	(17,251)

	930	3,648	(17,251)

Deferred
Bermuda	—	—	—
Foreign	(4,377)	3,047	(817)

	(4,377)	3,047	(817)

	$(3,447)	$6,695	$(18,068)

The components of (loss) income before income taxes and noncontrolling interest were as follows:

	2016	2015 (1)	2014 (1)
Bermuda sources	$—	$—	$—
Foreign sources	(59,370)	120,679	178,179

	$(59,370)	$120,679	$178,179

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive (loss) income is as follows:

	2016	2015 (1)	2014 (1)
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	8.99%	3.60%	1.52%
Tax uncertainties	(3.18)%	1.95%	(11.66)%

	5.81%	5.55%	(10.14)%

(1)	Amounts for 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are presented below:

	2016	2015 (2)
Deferred tax assets
Net operating loss carryforwards	$26,605	$21,595
Other	1,811	2,586

	28,416	24,181
Valuation allowance (net operating loss)	(678)	(678)

Deferred tax assets	27,738	23,503

Deferred tax liabilities
Containers, net	31,778	31,816
Other	812	904

Deferred tax liabilities	32,590	32,720

Net deferred tax liabilities	$4,852	$9,217

(2)	Amounts for 2015 has been reclassified in order to conform with the 2016 presentation.

In assessing the extent to which deferred tax assets are realizable, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future reversal of taxable temporary items for making this assessment. Based upon the projections for the reversal of taxable temporary items over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will not realize a portion of the benefits of these deductible differences, thus a valuation allowance has been provided.

The Company has net operating loss carry-forwards of $94,732 that will begin to expire from December 31, 2018 through December 31, 2036 if not utilized. The Company expects to utilize the net operating loss carry-forwards prior to their expiration, net of the valuation allowance.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2016, cumulative earnings of approximately $35,661 would be subject to income taxes of approximately $10,698 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2012, except for its United Kingdom tax returns which are no longer subject to examinations for years before 2010.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during 2014 of $22,408 for the re-measurement of its unrecognized tax benefits for the impacted years.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2016 and 2015 are as follows:

Balance at December 31, 2014	$9,799
Increases related to prior year tax positions	36
Decreases related to prior year tax positions	—
Increases related to current year tax positions	2,798
Settlements	—
Lapse of statute of limitations	(568)

Balance at December 31, 2015	12,065
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(204)
Increases related to current year tax positions	2,378
Settlements	—
Lapse of statute of limitations	(908)

Balance at December 31, 2016	$13,331

If the unrecognized tax benefits of $13,331 at December 31, 2016 were recognized, tax benefits in the amount of $13,299 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2016 will decrease by $911 in the next twelve months due to expiration of the statute of limitations, which would reduce our annual effective tax rate.

Interest and penalty expense (benefit) recorded during 2016, 2015 and 2014 amounted to $281, $70 and ($729), respectively. Total accrued interest and penalties as of December 31, 2016 and 2015 were $926 and $645, respectively, and were included in non-current income taxes payable.

(13) Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2016 and 2015:

	2016	2015
Secured Debt Facilities, Credit Facilities, Term Loan and Bonds Payable
TMCL II Secured Debt Facility, weighted average variable interest at 2.40% and 2.03% at December 31, 2016 and 2015, respectively	$951,923	$886,956
TMCL IV Secured Debt Facility, weighted average variable interest at 2.69% and 2.35% at December 31, 2016 and 2015, respectively	140,202	175,583
TL Revolving Credit Facility, weighted average variable interest at 2.50% and 1.67% at December 31, 2016 and 2015, respectively	671,060	569,722
TL Revolving Credit Facility II, weighted average variable interest at 2.44% and 1.57% at December 31, 2016 and 2015, respectively	174,005	158,952
TW Credit Facility, weighted average variable interest at 2.63% and 2.24% at December 31, 2016 and 2015, respectively	122,723	156,017
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.45% and 2.08% at December 31, 2016 and 2015, respectively	149,230	128,561
TL Term Loan, weighted average variable interest rate at 2.59% and 2.11% at December 31, 2016 and 2015, respectively	394,732	434,597
2013-1 Bonds, fixed interest at 3.90%	200,595	229,900
2014-1 Bonds, fixed interest at 3.27%	233,827	263,360

Total debt obligations	$3,038,297	$3,003,648

Amount due within one year	$205,081	$89,885

Amounts due beyond one year	$2,833,216	$2,913,763

Secured Debt Facilities

TMCL II – TMCL II has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.70% during the revolving period prior to its Conversion Date (September 15, 2017). If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. There is also a commitment fee of 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

The TMCL II Secured Debt Facility has an advance rate that is based on TMCL II’s average sales proceeds. On June 30, 2016, the advance rate of the TMCL II Secured Debt Facility was lowered from 80.0% to 72.5% as a result of a decrease in TMCL II’s average sales proceeds.

On December 21, 2016, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which delayed the testing of TMCL II’s EBIT Ratio during the period from December 20, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TMCL II was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL II was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the Deferral Period.

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility (see Note 18 “Subsequent Events”).

TMCL IV – TMCL IV has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. Final legal payment date is two years after the Conversion Date (February 2, 2018) if the TMCL IV Secured Debt Facility is not renewed by the Conversion Date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.95% during the revolving period prior to its Conversion Date . There is also a commitment fee, which is payable monthly in arrears, of 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018 from August 5, 2015 and lowered the interest rate from LIBOR plus 2.25% to LIBOR plus 1.95%. The amendment also lowered the commitment fee from 0.70% to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee was lowered from 0.50% to 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

On December 22, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which lowered the restrictive covenant regarding certain containers’ sales proceeds ratio from 100% to 90%.

On December 21, 2016, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which delayed the testing of TMCL IV’s EBIT Ratio during the period from December 21, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TMCL IV was also prohibited from borrowing new advances; declaring or making a dividend or other distribution of cash or property; and purchasing additional containers. TMCL IV was also required to pay, in addition to regular interest, a 1% per annum deferral fee during the Deferral Period.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility (see Note 18 “Subsequent Events”).

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of December 31, 2016, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility’s Asset Base amounted to $959,744 and $159,298, respectively and TMCL II and TMCL IV’s total assets amounted to $1,396,939 and $231,015, respectively.

Credit Facilities

TL—TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through June 19, 2020 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility is based either on the U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, which varied based on TGH’s leverage. Interest payments on U.S. prime rate loan and LIBOR loan are payable in arrears on the last day of each calendar month and on the last day of each interest period, respectively. There is also a commitment fee of 0.175% to 0.275% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2015.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments on LIBOR loan and base rate loan are payable in arrears on the last day of each interest period, not to exceed three months, and on the last day of each calendar month, respectively. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable quarterly in arrears.

On June 23, 2016 and June 24, 2016, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II, respectively, that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into amendments of each of the TL Revolving Credit Facility and the TL Revolving Credit Facility II, which waived the minimum consolidated interest coverage of both the Company and TL and implemented a minimum consolidated interest coverage for the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limited TL’s capital expenditures from October 1, 2016 through February 28, 2017, required a minimum cash and cash equivalents balance that was unrestricted and unencumbered to be maintained by TL and prohibited dividend payments or distributions from TL to the Company during the period from October 1,

2016 through February 28, 2017. The amendments increased the interest margin from 1.25% to 1.75% on the TL Revolving Credit Facility and from 1.30% to 1.75% on the TL Revolving Credit Facility II and also increased the commitment fees from 0.175% to 0.275% on the TL Revolving Credit Facility and from 0.20% to 0.30% on the TL Revolving Credit Facility II from September 30, 2016 through February 28, 2017.

On February 27, 2017, TL entered into amendments of the TL Revolving Credit Facility and TL Revolving Credit Facility II (see Note 18 “Subsequent Events”).

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TL’s net book value of containers and direct financing and sales-type leases designated to each of the TL Revolving Credit Facility and TL Revolving Credit Facility II. As of December 31, 2016, TL Revolving Credit Facility and the TL Revolving Credit Facility II’s Asset Base amounted to $700,000 and $190,000, respectively. TGH acts as an unconditional guarantor of the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2016 and 2015.

TW—TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”) and a revolving credit period through September 18, 2016. The TW Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through September 18, 2016. Interest on the outstanding amount due under the TW Credit Facility is based on one-month LIBOR plus 2.0%. There is a commitment fee of 0.50% on the unused portion of the TW Credit Facility, which is payable monthly in arrears.

On April 1, 2015, the TW Credit Facility was amended to increase the aggregate commitment amount from $250,000 to $300,000 and increased the advance rate for eligible finance lease containers from 85% to 90%. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

On July 29, 2016, TW entered into an amendment which lowered TW Credit Facility’s the aggregate commitment amount from $300,000 to $144,889. The revolving credit period was also terminated on July 29, 2016 and there is no commitment fee subsequent to July 29, 2016. The amendment further defined the payment priority in which the monthly principal payment amount is now equal to available funds from net revenue collection after payments for manager and administration agent fee, interest, interest rate hedging payment and an amount required to maintain a cash reserve account balance of three months interest. The applicable interest margin was also increased from 2% to 3% due to the occurrence of an Asset Base deficiency resulting from a defaulted finance lease event that occurred on July 29, 2016.

On October 13, 2016, TW entered into an amendment of the TW Credit Facility which increased the maximum required hedge amount from 105% to 120% and lowered the applicable interest margin from 3.0% to 2.0% due to TW remediating the previous Asset Base deficiency as a result of a partial prepayment on October 17, 2016.

The TW Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated a formula based on TW’s net book value of containers, restricted cash and direct financing leases. As of December 31, 2016, TW Credit Facility’s Asset Base and TW’s total assets amounted to $131,100 and $160,268, respectively.

TAP Funding – TAP Funding has a credit agreement, dated as of April 26, 2013, that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”). The TAP Funding Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its terms beginning on its inception date through December 23, 2018. Interest on the outstanding amount due under the TAP Funding Revolving Credit Facility is based on one-month LIBOR plus 1.75%. There is a commitment fee of 0.55% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The aggregate loan principal balance is due on the maturity date, December 23, 2018.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount from $170,000 to $150,000, extended the maturity date from April 26, 2016 to December 23, 2018 and lowered the interest rate from one-month LIBOR plus 2.0% to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee from 0.65% to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and from 0.50% to 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears.

On October 26, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the advance rate from 80% to 77% and amended the covenant calculation method on TAP Funding’s consolidated interest coverage ratio to allow certain container impairment and accounts receivable write offs related to one of the Company’s customers that filed for bankruptcy in August 2016 (see Note 3 “Insurance Receivable and Impairment”) to be added back in the calculation of consolidated earnings before interest and taxes during the fiscal quarters ended September 30, 2016 and December 31, 2016.

On December 21, 2016, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which delayed the testing of TAP Funding’s EBIT Ratio during the period from December 21, 2016 until February 28, 2017 (“Deferral Period”). During the Deferral Period, TAP Funding was prohibited to declare or make a dividend or other distribution of cash or property and was able to purchase additional containers within the limits stated in the amendment. TAP Funding was also required to pay, in addition to regular interest, a 0.5% per annum deferral fee during the Deferral Period.

On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility (see Note 18 “Subsequent Events”).

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. As of December 31, 2016, TAP Funding Revolving Credit Facility’s Asset Base and TAP Funding’s total assets amounted to $150,000 and $214,625, respectively.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, scheduled principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred all of its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and TMCL IV.

On June 24, 2016, TL entered into an amendment of the TL Term Loan that added a new restrictive covenant regarding TGH’s minimum consolidated tangible net worth and to revise the covenant calculation method on TGH’s consolidated interest coverage ratio to allow certain container impairment amounts to be excluded in the calculation of consolidated earnings before interest and taxes during the period from April 1, 2016 through June 30, 2018.

On October 26, 2016, TL entered into amendment of the TL Term Loan, which waived the minimum consolidated interest coverage of both the Company and TL and implemented a minimum consolidated interest coverage for the Company and TL from September 30, 2016 until February 28, 2017 (or earlier termination due to non-compliance). The amendments also limited TL’s capital expenditures from October 1, 2016 through February 28, 2017, required a minimum cash and cash equivalents balance that was unrestricted and unencumbered to be maintained by TL and prohibited dividend payments or distributions from TL to the Company during the period from October 1, 2016 through February 28, 2017. The amendments increased the interest margin from 1.50% to 1.75% on the TL Term Loan from September 30, 2016 through February 28, 2017.

On February 27, 2017, TL entered into an amendment of the TL Term Loan (see Note 18 “Subsequent Events”).

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the commitment amount and an amount (the “Asset Base”), which is calculated by a formula based on TL’s net book value of containers and direct financing and sales-type leases designated to the TL Term Loan. As of December 31, 2016, TL Term Loan’s Asset Base amounted to $406,306. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

TMCL III – In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2016 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at December 31, 2016 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of December 31, 2016, the 2013-1 Bonds and the 2014-1 Bonds’ Asset Base amounted to $219,191 and $253,671, respectively, and TMCL III’s total assets amounted to $621,661.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH’s consolidated tangible net worth and TGH and TL’s leverage coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio. The TW Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants’ regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings, respectively. TGH and its subsidiaries were in full compliance with these restrictive covenants at December 31, 2016.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of December 31, 2016:

	Twelve months ending December 31,						Available borrowing, as limited by the Borrowing Base	Current and Available Borrowing
	2017	2018	2019	2020	2021 and thereafter	Total Borrowing
TMCL II Secured Debt Facility	$81,771	$89,568	$89,568	$89,568	$604,585	$955,060	$4,684	$959,744
TMCL IV Secured Debt Facility	6,002	22,000	24,000	89,398	—	141,400	17,898	159,298
TL Revolving Credit Facility	—	—	—	675,620	—	675,620	24,380	700,000
TL Revolving Credit Facility II	—	—	—	175,148	—	175,148	14,852	190,000
TW Credit Facility	31,822	25,412	21,675	26,249	17,565	122,723	—	122,723
TAP Funding Revolving Credit Facility	—	150,000	—	—	—	150,000	—	150,000
TL Term Loan	31,600	31,600	333,113	—	—	396,313	—	396,313
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	82,747	203,107	—	203,107
2014-1 Bonds (2)	30,140	30,140	30,140	30,140	115,537	236,097	—	236,097

Total (3)	$211,425	$378,810	$528,586	$1,116,213	$820,434	$3,055,468	$61,814	$3,117,282

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $704.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $63.
(3)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $16,404.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2016:

Notional amount
Derivative instruments
Interest rate swap contracts with several banks, with fixed rates between 0.60% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,280,001
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	94,962
Interest rate cap contracts with several banks with fixed rates between 3.43% and 3.70% per annum, nonamortizing notional amounts, with termination dates through December 15, 2019	541,000

Total notional amount as of December 31, 2016	$1,915,963

The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $4,816 and $1,204 as of December 31, 2016, respectively, and a fair value asset and a fair value liability of $814 and $3,412 as of December 31, 2015, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2016. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive (loss) income as unrealized gains (losses) on interest rate swaps, collars and caps, net.

(14) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for 2016, 2015 and 2014, reconciled to the Company’s income before income tax and noncontrolling interests as shown in its consolidated statements of comprehensive income:

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2016
Lease rental income	$457,407	$2,181	$—	$—	$—	$459,588
Management fees from external customers	291	10,076	3,053	—	—	13,420
Inter-segment management fees	—	38,080	8,493	—	(46,573)	—
Trading container sales proceeds	—	—	15,628	—	—	15,628
Gains on sale of containers, net	9,553	—	—	—	—	9,553

Total revenue	$467,251	$50,337	$27,174	$—	$(46,573)	$498,189

Depreciation expense	$241,498	$876	$—	$—	$(6,230)	$236,144

Container impairment	$94,623	$—	$—	$—	$—	$94,623

Interest expense	$85,215	$—	$—	$—	$—	$85,215

Unrealized gains on interest rate swaps, collars and caps, net	$6,210	$—	$—	$—	$—	$6,210

Segment (losses) income before income tax and noncontrolling interests	$(82,299)	$18,134	$6,178	$(3,016)	$1,633	$(59,370)

Total assets	$4,263,249	$89,905	$6,010	$4,900	$(68,085)	$4,295,979

Purchases of long-lived assets	$474,956	$1,206	$—	$—	$—	$476,162

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2015 (1)
Lease rental income	$510,954	$1,590	$—	$—	$—	$512,544
Management fees from external customers	317	12,002	3,291	—	—	15,610
Inter-segment management fees	—	45,620	10,104	—	(55,724)	—
Trading container sales proceeds	—	—	12,670	—	—	12,670
Gains on sale of containers, net	3,454	—	—	—	—	3,454

Total revenue	$514,725	$59,212	$26,065	$—	$(55,724)	$544,278

Depreciation expense	$197,084	$792	$—	$—	$(5,946)	$191,930

Container impairment	$35,345	$—	$—	$—	$—	$35,345

Interest expense	$76,521	$—	$—	$—	$—	$76,521

Unrealized losses on interest rate swaps, collars and caps, net	$1,947	$—	$—	$—	$—	$1,947

Segment (loss) income before income tax and noncontrolling interests	$88,536	$26,305	$9,335	$(4,283)	$786	$120,679

Total assets	$4,348,196	$117,033	$5,210	$7,251	$(112,378)	$4,365,312

Purchases of long-lived assets	$510,269	$1,070	$—	$—	$—	$511,339

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2014 (1)
Lease rental income	$504,909	$1,629	$—	$—	$—	$506,538
Management fees from external customers	345	13,656	3,407	—	—	17,408
Inter-segment management fees	—	49,032	10,206	—	(59,238)	—
Trading container sales proceeds	—	—	27,989	—	—	27,989
Gains on sale of containers, net	13,070	—	—	—	—	13,070

Total revenue	$518,324	$64,317	$41,602	$—	$(59,238)	$565,005

Depreciation expense	$168,649	$912	$—	$—	$(5,352)	$164,209

Container impairment	$13,108	$—	$—	$—	$—	$13,108

Interest expense	$85,931	$—	$—	$—	$—	$85,931

Unrealized gains on interest rate swaps, collars and caps, net	$1,512	$—	$—	$—	$—	$1,512

Segment (loss) income before income tax and noncontrolling interests	$144,811	$30,298	$10,249	$(3,291)	$(3,888)	$178,179

Total assets	$4,305,089	$116,415	$8,190	$5,096	$(100,042)	$4,334,748

Purchases of long-lived assets	$858,293	$662	$—	$—	$—	$858,955

(1)	Amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and the Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of lease rental income and management fees during the years ended December 31, 2016, 2015 and 2014 based on customers’ primary domicile:

	Years ended December 31,
	2016	Percent of Total	2015 (1)	Percent of Total	2014 (1)	Percent of Total
Lease rental income:
Asia	$256,489	55.8%	$301,209	58.7%	$294,501	58.1%
Europe	175,325	38.1%	183,785	35.9%	172,145	34.0%
North / South America	21,929	4.8%	15,957	3.1%	28,356	5.6%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	5,845	1.3%	11,593	2.3%	11,536	2.3%

	$459,588	100.0%	$512,544	100.0%	$506,538	100.0%

Management fees:
Bermuda	$8,668	64.6%	$10,201	65.3%	$10,956	62.9%
Europe	2,541	18.9%	3,190	20.4%	3,646	20.9%
North / South America	1,915	14.3%	1,819	11.7%	2,203	12.7%
Asia	41	0.3%	48	0.3%	130	0.7%
All other international	255	1.9%	352	2.3%	473	2.7%

	$13,420	100.0%	$15,610	100.0%	$17,408	99.9%

The following table represents the geographic allocation of trading container sales proceeds and gains on sale of containers, net during the years ended December 31, 2016, 2015 and 2014 based on the location of sale:

	Years ended December 31,
	2016	Percent of Total	2015	Percent of Total	2014 (1)	Percent of Total
Trading container sales proceeds:
Asia	$11,647	74.5%	$6,401	50.5%	$15,254	54.5%
North / South America	2,948	18.9%	2,581	20.4%	4,763	17.0%
Europe	1,033	6.6%	3,688	29.1%	7,972	28.5%
Bermuda	—	0.0%	—	0.0%	—	0.0%

	$15,628	100.0%	$12,670	100.0%	$27,989	100.0%

Gains (losses) on sale of containers, net:
Asia	$8,096	84.7%	$929	26.9%	$9,977	76.3%
North / South America	2,245	23.5%	3,022	87.5%	2,492	19.1%
Europe	1,897	19.9%	(490)	(14.2)%	82	0.6%
Bermuda	—	0.0%	—	0.0%	—	0.0%
All other international	(2,685)	(28.1)%	(7)	(0.2)%	519	4.0%

	$9,553	100.0%	$3,454	100.0%	$13,070	100.0%

(15) Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,213, $1,614 and $1,557 during 2016, 2015 and 2014, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2016 were as follows:

Operating leasing
Year ending December 31:
2017	$2,220
2018	2,224
2019	2,229
2020	2,119
2021 and thereafter	11,612

Total	$20,404

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, TAP Funding Revolving Credit Facility, 2013-1 Bonds and 2014-1 Bonds. In addition, TL is required under it’s credit facilities to maintain $25,000 cash balance through February 28, 2017. The total balance of these restricted cash accounts was $58,078 and $33,917 as of December 31, 2016 and 2015, respectively.

(16) Share Option and Restricted Share Unit Plans

As of December 31, 2016, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provided for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provided for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options could be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards could be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. On May 21, 2015, TGH’s board of directors approved an amendment and restatement of the 2007 Plan as the 2015 Plan at the annual meeting of shareholders. The amendment and restatement of the 2007 Plan increased the maximum number of shares available for future issuance by 2,000,000 shares and extended the term of such plan for ten years from the date of the annual meeting of shareholders. At December 31, 2016, 1,210,889 shares were available for future issuance under the 2015 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each employee’s restricted share unit granted prior to 2010, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

The following is a summary of activity in the Company’s 2015 Plan for the years ended December 31, 2016, 2015, and 2014:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2013	943,382	$26.43
Options granted during the period	225,865	$34.14
Options exercised during the period	(131,076)	$19.07
Options expired during the period	(54,976)	$17.06
Options forfeited during the period	(22,164)	$32.91

Balances, December 31, 2014	961,031	$29.63
Options granted during the period	257,428	$14.20
Options exercised during the period	(32,495)	$11.90
Options expired during the period	(6,532)	$30.99
Options forfeited during the period	(20,086)	$33.70

Balances, December 31, 2015	1,159,346	$26.62
Options granted during the period	341,532	$9.77
Options exercised during the period	—	$—
Options expired during the period	(38,317)	$31.33
Options forfeited during the period	(30,748)	$29.97

Balances, December 31, 2016	1,431,813	$22.41

Options exercisable at December 31, 2016	757,537	$27.64

Options vested and expected to vest at December 31, 2016	1,363,167	$22.81

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2013	703,903	$24.57
Share units granted during the period	235,162	$29.85
Share units vested during the period	(281,438)	$21.05
Share units forfeited during the period	(24,409)	$27.39

Balances, December 31, 2014	633,218	$27.99
Share units granted during the period	277,336	$13.01
Share units vested during the period	(272,945)	$26.00
Share units forfeited during the period	(20,086)	$30.31

Balances, December 31, 2015	617,523	$21.70

Share units granted during the period	361,152	$9.81
Share units vested during the period	(254,024)	$24.26
Share units forfeited during the period	(30,748)	$25.93

Balances, December 31, 2016	693,903	$14.72

Share units outstanding and expected to vest at December 31, 2016	624,854	$13.26

The estimated weighted average grant date fair value of share options granted during 2016, 2015 and 2014 was $4.01, $3.16 and $10.67 per share, respectively. As of December 31, 2016, $11,638 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.0 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $7.45 per share as of December 31, 2016 was $6. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2016. The aggregate intrinsic value of all options exercised during 2015 and 2014, based on the closing share price on the date each option was exercised was $325 and $2,347, respectively. There were no share options exercised during 2016.

The following table summarizes information about share options exercisable and outstanding at December 31, 2016:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices:
$7.10	16,757	$7.10	16,757	$7.10
$9.70	331,532	$9.70	—	$—
12.23	10,000	$12.23	—	$—
$14.17	249,864	$14.17	62,485	$14.17
$16.50 - $27.68	105,552	$16.78	105,177	$16.74
$28.05 - $28.54	328,504	$28.26	328,504	$28.26
$31.34	10,000	$31.34	10,000	$31.34
$34.14	200,526	$34.14	100,289	$34.14
$38.36	179,078	$38.36	134,325	$38.36

	1,431,813	$22.41	757,537	$27.64

The weighted average contractual life of options exercisable and outstanding as of December 31, 2016 was 5.6 years and 7.2 years, respectively.

The fair value of each share option granted under the 2015 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2016, 2015 and 2014 with the following assumptions:

	2016	2015	2014
Risk-free interest rates	1.9%	1.8%	1.6%
Expected terms (in years)	5.2	5.2	5.0
Expected common share price volatilities	43.7%	44.5%	54.7%
Expected dividends	0.0%	6.8%	5.5%
Expected forfeitures	5.3%	4.0%	3.4%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises. The expected common share price volatility for the 2015 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(17) Share Repurchase program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or by establishing a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares. During 2015, the Company repurchased 630,000 shares at an average price of $14.52 for a total amount of $9,149. The Company did not repurchase any of its common shares during the year ended December 31, 2016.

(18) Subsequent Events

Debt Amendments

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which replaced the interest coverage ratio with a debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL II’s ability to request new advances and requires TMCL II to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, it triggers an early amortization event in which TMCL II is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.70% to 2.25% prior to the conversion date, September 15, 2017, and 2.7% to 3.25% subsequent to the conversion date. TMCL II is also required to pay an additional 0.50% step up warehouse fee during the sweep event.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which replaced interest coverage ratio with a debt service coverage ratio. If the debt service coverage ratio is less than 1.20x, a sweep event is triggered which effectively restricts TMCL IV’s ability to request new advance and requires TMCL IV to make principal payments to the extent of all available funds. If the debt service coverage ratio is less than 1.05x, an early amortization event is triggered in which TMCL IV is required to make principal payments to the extent of all available funds. The amendment also increased the interest margin from 1.95% to 2.50%. During an early amortization event or a sweep event, TMCL IV is also required to pay an additional 0.50% step up warehouse fee during prior to February 18, 2018 and 1.50% after February 18, 2018. If there is no sweep event after February 18, 2018, the step up warehouse Fee will be at 1.00%.

On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which replaced the interest coverage ratio with a debt service coverage ratio. An early amortization event, in which TAP Funding is required to make principal payment to the extent of all available funds, will be trigged if the debt service coverage ratio is less than 1.10 for fiscal quarters ending on or before March 31, 2018, or 1.2x for fiscal quarters ending on or after June 30, 2018.

On February 27, 2017, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin and commitment fee was increased to a range between 1.50% and 2.50% and between 0.275% to 0.375%, which varies based on TGH’s leverage, on both TL Revolving Credit Facility and the TL Revolving Credit Facility II. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

On February 27, 2017, TL entered into amendment of the TL Term Loan. The amendments implemented a minimum fixed charge coverage ratio for TGH as the guarantor and a new schedule of periodical minimum interest coverage ratios for TL as the borrower. The interest margin was increased a range between 1.50% to 2.50%, which varies based on TGH’s leverage. The advance rate will be gradually lowered beginning in July 2017. TL is also required to maintain a minimum liquidity level and has restricted ability to fund or invest in its subsidiaries.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Parent Company Information

Years Ended December 31, 2016, 2015 and 2014

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)	2014 (1)
Operating expenses:
General and administrative expense	$2,657	$2,966	$3,755
Long-term incentive compensation expense	363	432	425

Total operating expenses	3,020	3,398	4,180

Loss from operations	(3,020)	(3,398)	(4,180)

Other income:
Equity in net (loss) income of subsidiaries	(52,910)	117,382	200,425
Interest income	4	—	2

Net other (loss) income	(52,906)	117,382	200,427

(Loss) income before income tax	(55,926)	113,984	196,247
Income tax benefit	3	—	—

Net (loss) income	(55,923)	113,984	196,247
Less: Net loss (income) attributable to the noncontrolling interests	5,261	(5,576)	(5,692)

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,662)	$108,408	$190,555

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.89)	$1.90	$3.36
Diluted	$(0.89)	$1.90	$3.34
Weighted average shares outstanding (in thousands):
Basic	56,608	56,953	56,719
Diluted	56,608	57,093	57,079
Other comprehensive income:
Foreign currency translation adjustments	(233)	(240)	(112)

Comprehensive (loss) income	(56,156)	113,744	196,135
Comprehensive loss (income) attributable to the noncontrolling interest	5,261	(5,576)	(5,692)

Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(50,895)	$108,168	$190,443

(1)	Certain amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 ‘Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2016 and 2015

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Assets
Current assets:
Cash and cash equivalents	$2,975	$5,209
Prepaid expenses	173	188
Due from (to) affiliates, net	189	(175)

Total current assets	3,337	5,222
Investments in subsidiaries	1,125,839	1,197,518

Total assets	$1,129,176	$1,202,740

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$618	$1,107

Total current liabilities	618	1,107

Shareholders’ equity:
Common shares	575	572
Additional paid-in capital	391,591	385,020
Treasury shares	(9,149)	(9,149)
Accumulated other comprehensive income	(516)	(283)
Retained earnings	746,057	825,473

Total shareholders’ equity	1,128,558	1,201,633

Total liabilities and shareholders’ equity	$1,129,176	$1,202,740

(1)	Certain amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2016, 2015 and 2014

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)	2014 (1)
Cash flows from operating activities:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(55,923)	$113,984	$196,247

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss (income) of subsidiaries	52,910	(117,382)	(200,425)
Dividends received from subsidiaries	28,000	100,000	99,500
Share-based compensation	6,573	7,743	7,499
Decrease (increase) in:
Prepaid expenses	15	16	(4)
Increase (decrease) in:
Accrued expenses	(489)	454	(71)

Total adjustments	87,009	(9,169)	(93,501)

Net cash provided by operating activities	31,086	104,815	102,746

Cash flows from investing activities:
(Decrease) increase in investments in subsidiaries, net	(3,969)	233	112

Net cash (used in) provided by investing activities	(3,969)	233	112

Cash flows from financing activities:
Purchase of treasury shares	—	(9,149)	—
Issuance of common shares upon exercise of share options	—	301	2,497
Dividends paid	(28,754)	(94,079)	(106,648)
Due from affiliates, net	(364)	585	2,892

Net cash used in financing activities	(29,118)	(102,342)	(101,259)

Effect of exchange rate changes	(233)	(240)	(112)

Net (decrease) increase in cash and cash equivalents	(2,234)	2,466	1,487

Cash and cash equivalents, beginning of the year	5,209	2,743	1,256

Cash and cash equivalents, end of the year	$2,975	$5,209	$2,743

(1)	Certain amounts for the years ended December 31, 2015 and 2014 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 2 “Immaterial Correction of Errors in Prior Periods”).

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2016, 2015 and 2014

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Expense (Recovery)	Deductions	Balance at End of Year
December 31, 2014
Accounts receivable, allowance for doubtful accounts	$14,891	$(474)	$(2,278)	$12,139
December 31, 2015
Accounts receivable, allowance for doubtful accounts	$12,139	$5,028	$(3,114)	$14,053
December 31, 2016
Accounts receivable, allowance for doubtful accounts	$14,053	$23,758	$(5,967)	$31,844

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document

1.1	Memorandum of Association of Textainer Group Holdings Limited (1)

1.2	Bye-laws of Textainer Group Holdings Limited (2)

2.1	Form of Common Share Certificate (3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”) (4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (5)

4.3	Second Amendment to the Office Lease, dated as of April 23, 2015, by and between Columbia REIT – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited (6)

4.4*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer (7)

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen (8)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III (9)

4.7*†	Employment Agreement, dated December 4, 2015 by and between Textainer Equipment Management (U.S.) Limited and Olivier Ghesquiere

4.8*	2015 Share Incentive Plan (as amended and restated effective May 21, 2015) (10)

4.9*	2008 Bonus Plan (11)

4.10*	Form of Indemnification Agreement (12)

4.11	Amended and Restated Indenture, dated September 15, 2014, by and between Textainer Marine Containers Limited II, as issuer and Wells Fargo Bank, National Association, as indenture trustee (“TMCL II Indenture”) (13)

4.12	Amended and Restated Textainer Marine Containers Limited II Series 2012-1Supplement, dated September 15, 2014 to the TMCL II Indenture (14)

4.13	Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto (“TL Credit Agreement”) (15)

4.14	Amendment Number 1, dated as of July 25, 2013 to the TL Credit Agreement (16)

4.15	Amendment Number 2, dated April 30, 2014 to the TL Credit Agreement (17)

4.16	Amendment Number 3, dated June 19, 2015 to the TL Credit Agreement (18)

4.17	Term Loan Agreement, dated April 30, 2014 among Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor and Union Bank, as administrative agent (19)

4.18**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited (20)

Exhibit Number	Description of Document

4.19	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited (21)

4.20**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended (22)

4.21†	Container Management Services Agreement, dated as of December 1, 2016, by and between Maccarone Container Fund, LLC and Textainer Equipment Management Limited

4.22	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent (“TWCL Credit Agreement”) (23)

4.23	Amendment No. 1, dated March 26, 2012 to the TWCL Credit Agreement (24)

4.24	Amendment No. 2, dated October 1, 2012 to the TWCL Credit Agreement (25)

4.25	Amendment No. 3, dated December 12, 2012 to the TWCL Credit Agreement (26)

4.26	Amendment No. 4, dated May 16, 2013 to the TWCL Credit Agreement (27)

4.27	Amendment No. 5, dated May 22, 2014 to the TWCL Credit Agreement (28)

4.28	Amendment No. 6, dated August 4, 2015 to the TWCL Credit Agreement (29)

4.29	Amendment No. 7, dated September 17, 2014 to the TWCL Credit Agreement (30)

4.30	Amendment No. 8, dated March 18, 2015 to the TWCL Credit Agreement (31)

4.31	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011 (32)

4.32	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd. (33)

4.33	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited (34)

4.34	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited (35)

4.35	Credit Agreement, dated April 26, 2013, among TAP Funding Ltd., the lenders from time to time party thereto and ABN Amro Capital USA LLC as administrative agent (“TAP Funding Credit Agreement”)(36)

4.36	Amendment Number 1 to TAP Funding Credit Agreement, dated December 23, 2014 (37)

4.37	Second Amended and Restated Management Agreement, dated April 26, 2013, between Textainer Equipment Management Limited and TAP Funding Ltd. (38)

4.38	Share Purchase Agreement, dated December 20, 2012, between TAP Ltd. and Textainer Limited (39)

4.39	Members Agreement, dated December 20, 2012 of the members of TAP Funding Ltd. (40)

4.40	Container Purchase Agreement, dated December 20, 2012, between Textainer Group Holdings Limited and TAP Funding Ltd. (41)

4.41	Container Lease Management Agreement, dated May 31, 2013, between Textainer Limited and Trifleet Leasing (The Netherlands) B.V. (42)

Exhibit Number	Description of Document

4.42	Indenture, dated as of September 25, 2013, by and between Textainer Marine Containers Limited III, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIII Indenture”) (43)

4.43	Textainer Marine Containers Limited III Series 2013-1 Supplement, dated as of September 25, 2013 to the TMCLIII Indenture (44)

4.44	Textainer Marine Containers III Series 2014-1 Supplement, dated October 30, 2014 to the TMCL III Indenture (45)

4.45	Amendment Number 1 and Supplement to TMCL III Indenture, dated October 30, 2014 (46)

4.46	Amended and Restated Indenture, dated as of February 4, 2015, by and between Textainer Marine Containers Limited IV, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLIV Indenture”) (47)

4.47	Amended and Restated Textainer Marine Containers Limited IV Series 2013-1 Supplement, dated as of February 4, 2015 to the TMCLIV Indenture (48)

4.48	Amendment No. 1 to the TMCL IV 2013-1 Series Supplement, dated as of December 22, 2015 (49)

4.49	Revolving Credit Agreement, dated as of July 23, 2015, by and between Textainer Limited, as the Borrower, Textainer Group Holdings Limited, as the Guarantor, ABN Amro Capital USA LLC, as Administrative Agent and the other Lenders party thereto (50)

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(7)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(8)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(10)	Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(13)	Incorporated by Reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(14)	Incorporated by Reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(15)	Incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(16)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(17)	Incorporated by Reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(18)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(19)	Incorporated by Reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015
(20)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(21)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(22)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(23)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(24)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Amended Annual Report on Form 20-F/A (File No. 001-33725) filed with the SEC on June 27, 2012.
(25)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(26)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(27)	Incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(28)	Incorporated by Reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.

(29)	Incorporated by Reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(30)	Incorporated by Reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(31)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(32)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(33)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(34)	Incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(35)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(36)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(37)	Incorporated by Reference to Exhibit 4.32 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(38)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(39)	Incorporated by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(40)	Incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(41)	Incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2013.
(42)	Incorporated by reference to Exhibit 4.45 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(43)	Incorporated by reference to Exhibit 4.46 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(44)	Incorporated by reference to Exhibit 4.47 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 19, 2014.
(45)	Incorporated by Reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(46)	Incorporated by Reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 13, 2015.
(47)	Incorporated by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(48)	Incorporated by reference to Exhibit 4.45 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(49)	Incorporated by reference to Exhibit 4.46 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.
(50)	Incorporated by reference to Exhibit 4.47 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 11, 2016.

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICERS

Hyman Shwiel (1) (2) (3)

Chairman

Textainer Group Holdings Limited

Former Partner

Ernst & Young

Philip K. Brewer

President and Chief Executive Officer

Textainer Group Holdings Limited

Dudley R. Cottingham (1) (2) (3)

Managing Director

Arthur Morris & Company Limited

John A. Maccarone (2) (3)

Former President and

Chief Executive Officer

Textainer Group Holdings Limited

James E. McQueen (1)

Financial Director

Trencor Limited

David M. Nurek (2) (3)

Executive

Investec Bank Limited

Iain Brown

Director

Container Investment Services Limited

Philip K. Brewer

President and Chief Executive Officer

Textainer Group Holdings Limited

Robert D. Pedersen (A)

President and Chief Executive Officer

Textainer Equipment Management

Limited

Olivier Ghesquiere

Executive Vice President, Leasing

Textainer Equipment Management Limited

Hilliard C. Terry, III

Executive Vice President, Chief Financial Officer

Textainer Group Holdings Limited

Anthony C. Sowry (B)

Senior Vice President, Corporate

Operations and Acquisitions

Textainer Equipment Management (U.S.)

Limited

Alvin Chong

Global Vice President-Resale

Textainer Equipment Management

Limited

Christopher M. Adair

Vice President and Corporate Controller

Textainer Equipment Management (U.S.)

Limited

Gregory W. Coan

Vice President, Chief Information Officer

Textainer Equipment Management (U.S.)

Limited

Daniel W. Cohen

Vice President, General Counsel

Textainer Equipment Management (U.S.)

Limited

Jack Figueira

Vice President, Operations and Acquisitions

Textainer Equipment Management (U.S.)

Limited

Michael Harvey

Vice President

Textainer Group Holdings Limited

Vincent Mak

Regional Vice President-South Asia

Textainer Equipment Management

Limited

Masanori Sagara

Regional Vice President-North Asia

Textainer Equipment Management

Limited

Michael Samsel

Regional Vice President-Europe

Textainer Equipment Management

Limited

John R. Simmons

Vice President-Americas

Textainer Equipment Management

Limited

Adam H. Hopkin

Secretary

Textainer Group Holdings Limited

HEADQUARTERS

TEXTAINER GROUP HOLDINGS

LIMITED

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

ADMINISTRATIVE OFFICE

TEXTAINER EQUIPMENT

MANAGEMENT (U.S.) LIMITED

650 California Street, 16th Floor

San Francisco, CA 94108

OFFICES

Durban

Hamburg

Hong Kong

London

New York

Port Klang

Seoul

Shanghai

Singapore

Sydney

Taipei

Yokohama

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee
(A)	Retiring March 31, 2017
(B)	Retiring May 5, 2017

Textainer Group Holdings Limited
Century House
16 Par-La-Ville Road
Hamilton HM 08
Bermuda
www.textainer.com